
05009740

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Suzano Bahia Sul Papel e Celulose S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3550 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 7/15/05

FILE NO. 82-3550

CORPORATE EVENTS CALENDAR

Full company name	SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Head office address	Av. Tancredo Neves, 274 – Bloco B – Sala 121 Salvador - Bahia
Internet address	www.suzano.com.br
Investor Relations Director	Nome: Bernardo Szpigel E-mail: ri@suzano.com.br Telephone: (11) 3037-9420 Fax: (11) 3815-7078
Person responsible for the Investor Relations function	Nome: Gustavo Poppe E-mail: gustavopoppe@suzano.com.br Telephone: (11) 3037-9062 Fax: (11) 3037-9099
Names of newspapers where the company publishes corporate minutes, and locations of their circulation	Newspapers: *Gazeta Mercantil* , *Diário Oficial do Estado* (Official daily publication of government of Brazilian state of Bahia) "A Tarde" newspaper (Bahia)

ARIS 12-31-04

Annual financial statements and consolidated financial statements, as applicable, for business year ended 31/12/2004.	
Event	Date
Made available to shareholders	17/02/2005
Published	18/02/2005
Date sent to Bovespa	17/02/2005

Standardized Financial Statements (DFP) for business year ended 31/12/2004.	
Event	Date
Date sent to Bovespa	17/02/2005

Annual information ("IAN") for business year ended 31/12/2004.	
Event	Date
Date sent to Bovespa	27/05/2005

Quarterly information ("ITR")	
Event	Date
Date sent to Bovespa	
• for 1st quarter	20/04/2005
• for 2nd quarter	18/07/2005
• for 3rd quarter	20/10/2005

Ordinary annual general meeting	
Event	Date
Publication of convocation	12/04/2005
Date on which convocation was sent to Bovespa, accompanied by management's proposal, if any	12/04/2005
Date on which Ordinary General Meeting was held	27/04/2005
Date on which main decisions of the Ordinary General Meeting were sent to Bovespa	27/04/2005
Minutes of Ordinary General Meeting/s sent to Bovespa	06/05/2005

Public meetings with analysts	
Event	**Date**
Public meeting with analysts, open to any other interested parties	28/07/2005
Conference call	
Event	**Date**
Conference call on publication of results	18/02/2005
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Approval of Financial Statements)	16/02/2005
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	16/02/2005
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	25/02/2005
Meetings of the Board of Directors	
Event	**Date**
Meeting of the Board of Directors (Election of Executive Officers)	27/04/2005
Main decisions of Board Meeting sent to Bovespa (São Paulo stock exchange)	27/04/2005
Minutes of Board Meeting sent to Bovespa (São Paulo stock exchange)	06/05/2005

FILE No. 82-3550

Financial Statements

Suzano Bahia Sul Papel e Celulose S.A.

December 31, 2004 and 2003
with Report of Independent Auditors

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

FINANCIAL STATEMENTS

December 31, 2004 and 2003

Contents

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Suzano Bahia Sul Papel e Celulose S.A.

1. We have audited the balance sheet of Suzano Bahia Sul Papele Celulose S.A., and the consolidated balance sheet of Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries as of December 31, 2004, and the related statements of income, shareholders' equity and changes in financial position for the year then ended.T hese financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit wasc onducted in accordance with generally accepted auditing standards in Brazil and included: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions andt he accounting andi nternal control systems of the Company and its subsidiaries; b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management of the Company and its subsidiaries, as well as an evaluation of the financial statement presentation, taken as a whole.

3. In our opinion, the financial statements referred to above present fairly, in all material respects, thef inancial position of Suzano Bahia Sul Papel e Celulose S.A., and the financial position of Suzano Bahia Sul Papel e CeluloseS. A. and subsidiaries as of December 31, 2004, the results of their operations, changes in their shareholders' equity and changes in theirf inancial position fort he yeart hen ended in accordance with the accounting practices adopted in Brazil.

4. Our audit was conducted to allow us to express an opinion on the financial statements referred to above. The statements of cash flows and value added for the year ended December 31, 2004, prepared in accordance with the accounting practices adopted in Brazil, are beingp resented as supplementary information for the Company and its subsidiaries, and are not required as an integral part of the financial statements. Such statements were submitted to the audit procedures described in the second paragraph above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements for the year ended December 31, 2004,t aken as a whole.

5. The financial statements and the supplementarys tatements of cash flows and value added for the year ended December 31, 2003 were audited by other independent auditors, who expressed an unqualified opinion thereon,d ated February 16, 2004.

Salvador, February 4, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of financial statements in accordance with the accounting practices adopted in Brazil

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Assets				
Current assets:				
Cash and marketable securities	**654,159**	670,437	**1,086,220**	1,332,451
Trade accounts receivable	**771,397**	328,029	**560,260**	412,148
Inventories	**352,978**	104,894	**405,995**	383,841
Recoverable taxes	**30,885**	13,089	**30,885**	45,147
Deferred income and social contribution taxes	**95,176**	26,163	**106,075**	62,137
Other accounts receivable	**12,051**	3,039	**12,314**	24,315
Prepaid expenses	**5,166**	2,546	**5,286**	10,649
Total current assets	**1,921,812**	1,148,197	**2,207,035**	2,270,688
Noncurrent assets:				
Due from related parties	**6,232**	-	**11**	-
Deferred income and social contribution taxes	**137,853**	93,354	**137,853**	187,899
Judicial deposits	**29,308**	15,042	**29,308**	23,979
Recoverable taxes	**25,527**	3,654	**25,532**	26,345
Advances to suppliers	**81,001**	46,250	**81,001**	49,354
Other accounts receivable	**20,895**	3,074	**24,025**	10,767
Total noncurrent assets	**300,816**	161,374	**297,730**	298,344
Permanent assets:				
Investments	**336,767**	106,470	**25,796**	23,622
Property, plant and equipment	**3,380,621**	2,051,816	**3,459,870**	3,060,498
Deferred charges	**1,373**	15,753	**1,418**	345,340
Total permanent assets	**3,718,761**	2,174,039	**3,487,084**	3,429,460
Total assets	**5,941,389**	3,483,610	**5,991,849**	5,998,492

	Company		Consolidated	
	2004	2003	2004	2003
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**127,471**	42,069	**133,730**	152,479
Loans and financing	**779,059**	862,012	**789,680**	1,444,468
Debentures	**24,784**	-	**24,784**	-
Taxes payable other than on income	**15,785**	3,210	**16,220**	8,978
Payroll and taxes payable	**51,234**	14,772	**52,207**	46,459
Accounts payable	**59,388**	49,854	**67,251**	84,115
Payable to related parties	**771**	-	**504**	1,613
Dividends and interest on shareholders' equity	**81,836**	40,230	**81,836**	120,503
Income and social contribution taxes	**1,828**	4,816	**2,897**	5,975
Total current liabilities	**1,142,156**	1,016,963	**1,169,109**	1,864,590
Noncurrent liabilities:				
Loans and financing	**1,375,047**	437,128	**1,412,330**	1,533,347
Debentures	**475,384**	-	**475,384**	-
Accounts payable	**29,538**	32,842	**29,538**	32,842
Deferred income and social contribution taxes	**13,147**	-	**13,147**	27,713
Provision for contingencies	**146,080**	24,478	**146,080**	105,501
Total noncurrent liabilities	**2,039,196**	494,448	**2,076,479**	1,699,403
Minority interests	-	-	-	115,606
Shareholders' equity				
Capital	**1,477,963**	1,238,024	**1,477,963**	1,287,737
Capital reserves	**342,685**	169,462	**342,685**	26,741
Treasury shares	**(15,080)**	-	**(15,080)**	(24)
Revaluation reserve	-	-	-	34,281
Income reserves	**954,469**	564,713	**940,693**	970,158
Total shareholders' equity	**2,760,037**	1,972,199	**2,746,261**	2,318,893
Total liabilities and shareholders' equity	**5,941,389**	3,483,610	**5,991,849**	5,998,492

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Gross sales	**2,109,273**	1,121,968	**3,017,532**	2,708,258
Sales deductions	**(149,110)**	(54,050)	**(377,598)**	(230,335)
Net sales	**1,960,163**	1,067,918	**2,639,934**	2,477,923
Cost of goods sold	**(973,369)**	(438,736)	**(1,448,832)**	(1,347,294)
Gross profit	**986,794**	629,182	**1,191,102**	1,130,629
Operating income (expense)				
Selling expenses	**(194,034)**	(97,083)	**(152,971)**	(140,471)
General and administrative expenses	**(137,292)**	(50,102)	**(201,934)**	(182,066)
Management fees	**(15,351)**	(6,667)	**(22,777)**	(19,346)
Financial expenses	**43,773**	97,567	**(141,510)**	94,795
Financial income	**35,701**	15,201	**73,967**	(17,942)
Equity pickup in subsidiaries and affiliates	**(34,036)**	(49,441)	**(286)**	(1,054)
Amortization of goodwill	**-**	-	**-**	(41,687)
Other operating income, net	**11,040**	6,613	**25,093**	33,221
Operating income	**696,595**	545,270	**770,684**	856,079
Nonoperating income, net	**16,444**	5,931	**30,072**	13,592
Income before income and social contribution taxes	**713,039**	551,201	**800,756**	869,671
Income and social contribution taxes	**(161,159)**	(148,325)	**(197,797)**	(258,988)
Income before result from dowstream merger	**551,880**	402,876	**602,959**	610,683
Resultfr om downstream merger (Notes 1 and 3)	**36,309**	-	**-**	-
Income before minority interests	**588,189**	402,876	**602,959**	610,683
Minority interests	**-**	-	**-**	(24,165)
Net income for the year	**588,189**	402,876	**602,959**	586,518
Net earnings per share- R$	**2.07168**	0.12504		
Number of outstanding shares at year end	**283,918,754**	3,221,859,700		

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 2004 and 2003
(In thousands of reais)

		Capital reserves			Income reserves				
	Capital	*Tax incentives*	Special *goodwill* reserve	Treasury shares	Legal reserve	Reserve for capital increase	Special statutory reserve	Retained earnings	Total
Balances at December 31, 2002	1,238,024	91,783	-	-	25,227	261,500	29,055	-	1,645,589
Net income for the year	-	-	-	-	-	-	-	402,876	402,876
Allocation of the net income:									
Proposed dividends									
Paid on May 30, 2003	-	-	-	-	-	-	-	(36,300)	(36,300)
Proposed	-	-	-	-	-	-	-	(39,966)	(39,966)
Tax incentives reserve	-	77,679	-	-	-	-	-	(77,679)	-
Legal reserve	-	-	-	-	20,144	-	-	(20,144)	-
Reserve for capital increase	-	-	-	-	-	205,908		(205,908)	-
Special dividends reserve	-	-	-	-	-	-	22,879	(22,879)	-
Balances at December 31, 2003	**1,238,024**	**169,462**	-	-	**45,371**	**467,408**	**51,934**	-	**1,972,199**
Capital increase in cash	**1,669**	-	-	-	-	-	-	-	**1,669**
Transfer of preferred shares class "B" (FINOR) to treasury	-	-	-	**(1,741)**	-	-	-	-	**(1,741)**
Net income for the year	-	-	-	-	-	-	-	**588,189**	**588,189**
From downstream merger:									
Special goodwill reserve	-	-	**108,723**	-	-	-	-	-	**108,723**
Purchase of own shares	-	-	-	**(13,339)**	-	-	-	-	**(13,339)**
Capital increase	**238,270**	-	-	-	-	-	-	-	**238,270**
Allocation of the net income:									
Proposed dividends	-	-	-	-	-	-	-	**(29,756)**	**(29.756)**
Interest on shareholders' equity	-	-	-	-	-	-	-		-
Paid on September 30, 2004	-	-	-	-	-	-	-	**(50,337)**	**(50,337)**
Allocated on December 23, 2004, payable on February 28, 2005	-	-	-	-	-	-	-	**(60,022)**	**(60,022)**
Tax incentives reserve									
ADENE - Northeast Development Agency	-	**58,318**	-	-	-	-	-	**(58,318)**	-
FINOR - Northeast Investment Fund	-	**6,182**	-	-	-	-	-	-	**6,182**
Legal reserve	-	-	-	-	**29,409**	-	-	**(29,409)**	-
Reserve for capital increase	-	-	-	-	-	**324,312**	-	**(324,312)**	-
Special statutory reserve	-	-	-	-	-	-	**36,035**	**(36,035)**	-
Balances at December 31, 2004	**1,477,963**	**233,962**	**108,723**	**(15,080)**	**74,780**	**791,720**	**87,969**	-	**2,760,037**

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
Working capital provided by:				
Operations:				
Net income for the year	**588,189**	402,876	**602,959**	586,518
Items not affecting working capital:				
Depreciation, depletion and amortization	**152,342**	95,648	**200,430**	178,255
Net book value of permanent assets disposed of	**30,893**	14,738	**42,531**	21,418
Deferred income and social contribution taxes	**105,246**	52,711	**35,480**	74,712
Provision for contingencies	**33,274**	(4,872)	**40,579**	16,276
Equity pickup in subsidiaries and affiliates	**34,036**	49,441	**286**	1,054
Minority interests	-	-	-	24,165
Amortization of goodwill	-	-	-	41,687
Exchange and monetary variations and long-term interest, net	**(153,781)**	(153,079)	**(88,048)**	(308,601)
Total working capital provided by operations	**790,199**	457,463	**834,217**	635,484
Shareholders:				
Capital increase in cash	**1,669**	-	**1,669**	150,000
Capital increase due to downstream merger	**238,270**	-	-	-
Equity increase due to elimination of minority interests due to downstream merger	-	-	**115,606**	-
Total working capital provided by shareholders	**239,939**	-	**117,275**	150,000
Third parties:				
Proceeds from long-term financing and loans	**420,423**	217,072	**734,695**	1,000,830
Proceeds from debentures	**483,580**	-	**483,580**	-
Long-term suppliers	-	-	**15,000**	-
Special goodwill reserve from downstream merger	**108,723**	-	**108,723**	-
Profit on intercompany fixed assetd isposals no longer eliminated due to the downstream merger	-	-	**53,862**	-
Capital decrease of subsidiary	-	370,267	-	-
Income tax incentives	**6,182**	-	**6,182**	-
Decrease in noncurrent assets	-	-	-	8,771
Total working capital provided by third parties	**1,018,908**	587,339	**1,402,042**	1,009,601
Total working capital provided	**2,049,046**	1,044,802	**2,353,534**	1,795,085

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION (Continued)
Years ended December 31,2 004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
Working capital used for:				
Permanent assets				
Investments	**35,993**	64	**3,011**	1,718
Property, plant and equipment	**376,825**	145,041	**617,936**	540,804
Deferred charges	-	1,571	**248**	3,975
	412,818	146,676	**621,195**	546,497
Noncurrent assets	**9,951**	34,237	**48,466**	37,590
Dividends / interest on shareholders' equity paid and proposed	**140,115**	76,266	**140,115**	177,265
Transfer of preferred shares class "B" - FINOR - to treasury	**1,741**	-	**1,741**	-
Elimination of minority interests due to downstream merger	-	-	**115,606**	-
Transfer from noncurrent to current liabilities	**486,702**	705,716	**794,583**	1,198,555
Total working capital used	**1,051,327**	962,895	**1,721,706**	1,959,907
Increase (decrease) in working capital	**997,719**	81,907	**631,828**	(164,822)
Effect on working capital due to dowstream merger	**(349,297)**	-	-	-
Increase (decrease) in working capital after the effecto f downstream merger	**648,422**	81,907	**631,828**	(164,822)
Increase (decrease) in working capital				
Current assets:				
Ate nd of the year	**1,921,812**	1,148,197	**2,207,035**	2,270,688
Atb eginning of the year	**1,148,197**	687,551	**2,270,688**	2,765,093
	773,615	460,646	**(63,653)**	(494,405)
Current liabilities:				
Ate nd of the year	**1,142,156**	1,016,963	**1,169,109**	1,864,590
Atb eginning of the year	**1,016,963**	638,224	**1,864,590**	2,194,173
	(125,193)	(378,739)	**695,481**	329,583
Increase (decrease) in working capital	**648,422**	81,907	**631,828**	(164,822)

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities:				
Net income for the year	**588,189**	402,876	**602,959**	586,518
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation, depletion and amortization	**152,342**	95,648	**200,430**	178,255
Gain on sale of property, plant and equipment	**(33,611)**	(5,931)	**(47,560)**	(12,520)
Equity pickup in subsidiaries and affiliates	**34,036**	49,441	**286**	1,054
Amortization of goodwill	**-**	-	**-**	41,687
Minority interests	**-**	-	**-**	24,165
Interest, foreign exchange and monetary variation, net	**(246,491)**	(185,766)	**(45,827)**	(291,575)
Provision for contingencies	**33,274**	(4,872)	**40,579**	16,276
Deferred income and social contribution taxes	**66,077**	110,666	**(8,458)**	141,661
Changes in assets and liabilities related to operations				
Decrease (increase) in accounts receivable	**21,199**	(21,437)	**(148,112)**	(3,326)
Increase in other current and noncurrent assets	**(22,443)**	(67,906)	**(39,960)**	(132,698)
(Decrease) increase in other current and noncurrent liabilities	**(32,021)**	(12,122)	**(68,781)**	59,513
Net cash provided by operating activities	**560,551**	360,597	**485,556**	609,010
Cash flows from investing activities				
Increase in investments	**(35,993)**	(64)	**(3,011)**	(1,718)
Increase in property, plant and equipment	**(376,825)**	(145,041)	**(617,936)**	(540,804)
Increase in deferred charges	**-**	(1,571)	**(248)**	(3,975)
Net effect of downstream merger	**(200,264)**	-	**-**	-
Capital decrease in subsidiary	**-**	37,267	**-**	-
Elimination of minority interests	**-**	-	**(115,606)**	-
Credit from disposal of investments	**-**	-	**-**	503,287
Losses on credit from investment disposal	**-**	-	**-**	(83,330)
Income tax incentives	**6,182**	-	**6,182**	-
Proceeds generated from sale of permanent assets	**64,504**	20,669	**90,091**	33,938
Net cash (used in) from investing activities	**(542,396)**	244,260	**(640,528)**	(92,602)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31,2 004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
Cash flows from financing activities				
Capital increase in cash	1,669	-	1,669	150,000
Capital increase due to downstream merger	238,270	-	-	-
Special goodwill reserve due to downstream merger	108,723	-	108,723	-
Equity increase due to elimination of minority interests upon downstream merger	-	-	115,606	-
Profit on intercompany fixed asset disposals no longer eliminated due to downstream merger	-	-	53,862	-
Transfer of preferred shares type "B" - FINOR - to treasury	(1,741)	-	(1,741)	-
Payment of dividends and interest on shareholders' equity	(98,778)	(80,032)	(178,782)	(126,990)
Proceeds from financing and loans	1,195,590	414,834	1,638,757	1,428,762
Payment of financing and loans to parent company	-	-	-	(653,309)
Payment of financing and loans to third parties	(1,478,166)	(476,164)	(1,803,889)	(1,302,924)
Net cash used in financing activities	(34,433)	(141,362)	(65,795)	(504,461)
Effects of exchange rate changes on cash and marketable securities	-	-	(25,464)	(21,558)
Net increase (decrease) in cash an marketable securities	(16,278)	463,495	(246,231)	(9,611)
At beginning of the year	670,437	206,942	1,332,451	1,342,062
At end of the year	654,159	670,437	1,086,220	1,332,451

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF VALUE ADDED
Years ended December 31, 2004 and 2003
(In thousands of reais)

	Company		Consolidated	
	2004	2003	2004	2003
Revenues				
Sale of products and services	**2,109,273**	1,121,968	**3,017,532**	2,708,258
Other operating income	**13,704**	8,218	**36,737**	37,262
Allowance for doubtful accounts	**(9,408)**	(1,581)	**(9,600)**	3,793
Nonoperating income, net	**16,444**	5,931	**30,072**	13,592
	2,130,013	1,134,536	**3,074,741**	2,762,905
Inputs acquired from third parties				
Raw materials consumed	**475,582**	152,879	**682,263**	609,021
Materials, electricity, outsourced services received	**544,635**	262,665	**855,989**	697,579
Gross value added	**1,109,796**	718,992	**1,536,489**	1,456,305
Retentions				
Depreciation, depletion and amortization	**152,342**	95,648	**200,430**	178,255
Net value added generated by the Company	**957,454**	623,344	**1,336,059**	1,278,050
Value added received in transfer				
Equity pickup in subsidiaries and affiliates	**(34,036)**	(49,441)	**(286)**	(1,054)
Amortization of goodwill	**-**	-	**-**	(41,687)
Dividends received from investments at cost	**316**	-	**886**	61
Financial income	**39,084**	15,201	**78,642**	(13,366)
Result from downstream merger	**36,309**	-	**-**	-
Value added to be distributed	**999,127**	589,104	**1,415,301**	1,222,004
Value added distribution				
Payroll and social charges	**182,619**	85,382	**288,976**	280,304
Taxes,c harges and contributions	**249,701**	185,551	**346,983**	399,010
Interest and financial changes, net	**(40,075)**	(97,567)	**147,150**	(90,368)
Rental	**18,693**	12,862	**29,233**	22,375
Dividends and interest on shareholders' equity	**140,115**	76,266	**140,115**	177,265
Retained earnings	**448,074**	326,610	**462,844**	433,418
	999,127	589,104	**1,415,301**	1,222,004

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003
(In thousands of reais)

1. Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A.

The Extraordinary General Meetings of the shareholders held on June 29 and 30, 2004 approved the downstream merger (DSM) between Companhia Suzano de Papel e Celulose (Suzano) and Bahia Sul Celulose S.A. (Bahia Sul), resulting in the winding-up of operations of Suzano, the net assets of which were added to Bahia Sul's assets, which will be successor in all its assets,r ights and liabilities.

The corporate name of Bahia Sul was changed to Suzano Bahia Sul Papel e Celulose S.A. (Company or Suzano Papel e Celulose).

This merger operation was an important step in the Companies' operating and corporate integration, which began after the purchase, by Suzano, in May 2001, of the totality oft he shares with voting rights issued by Bahia Sul in May 2001. The main phases that marked the evolution of the restructuring process were: (i) the implementation, in October 2001, of the Companies' unified management, resulting in significant gains from the mingle of synergies;(ii) the spin-off of petrochemical assets owned by Suzano, which occurred in November 2001, with the objective of enhancing dynamism and transparency in the different business areas, and (iii) public offer of Bahia Sul shares, made by Suzano, and payment with itso wn shares in September 2002,t hrough which Suzano started to hold 94% of Bahia Sul's total capital.

The main effects of the DSM on the Company's financial statements were as follows:

a) Goodwill resulting from increaseds hareholdingo f Suzano in Bahia Sul: in the DSM process, the goodwill resulting from increases in shareholding of Suzano in Bahia Sul was fully accrued at Suzano before the DSM process, generating a reduction by R$ 319,772 in shareholders' equity, with a matching entry to the investment account. In order to benefit from the goodwill tax-wise, deferred income and social contribution taxes credits were recorded in currenta nd noncurrenta ssets, against an increase in shareholders' equity in the amount of R$108,723,i n the account" special goodwill reserve" on DSM, the amortization of which will occur over 60 months, as per Brazilian Securities Commission CVM Instruction No. 349/01;

1. Downstream Merger between Companhia Suzano de Papel e Celulose and Bahia Sul Celulose S.A. (Continued)

b) Profit on intercompany fixed asset disposals no longer eliminated: in the consolidated financial statements of Suzano, the elimination of R$ 53,862 used to be recorded in the shareholders' equity, referring to profit on intercompany fixed asset disposals. With the DSM, the consolidation between the company benefiting from the profit and the asset owner no longer takes place, thus such elimination no longer occurs; and

c) Elimination of minority interests: minority interests in Bahia Sul's shareholders' equity were segregated in the consolidated financial statements with Suzano. With the DSM, minority shareholders now belong to the same shareholderb ase, with a new addition to the Company's shareholders' equity,i n the amount of R$ 115,606.

2. Operations

The main business purpose of the Company and its subsidiaries is the manufacturing and trading, domestically and abroad, of short-fiberp ulp of eucalyptus and paper, in addition to the formation and exploration of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

3. Presentation of the Financial Statements

The financial statements were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the regulations established by the Brazilian Securities Commission (CVM).

Presentation of the financial statements due to the DSM

In relation to the Company information, the financial statements were disclosed as in the Company's statutory accounting records, for both the current yeara nd 2003, thus showing the financial situation and the result of operations in a distinct manner, once the current year includes dropdown of net assets in connection with the DSM and the previous year does not include such net assets. As such, the comparabilityo f the Company's financial statements is impaired due to the effects of the DSM occurred in 2004.

3. Presentation of the Financial Statements (Continued)

In the statement of income, the effect of downstream merger is separately disclosed in a single line, corresponding to the netr esult of operations of Suzano for the first half of 2004 appropriated by Suzano Papel e Celulose, with the denomination of "Result from downstream merger" (in the standardized financial statements – DFP, this amount is being presented in line 3.11.01 of the chart 03.01 – Statement of income,d ue to lack of a specific line for this purpose).

In the case oft he consolidated financial statements, since the post-DSM information matched against the consolidated Bahia Sul does not reflect the economic and financial information of the economic conglomerate, management is presenting the consolidated financial statements of Suzano for purposes of comparison with the previous year (instead of the BahiaS ul consolidatedf inancial statements). For the current year, management is presenting thec onsolidated financial statements of SuzanoP apel e Celulose (post-DSM), which normally include the figures of the acquirer (Bahia Sul), plus the original assets of the acquiree (Suzano), combined with the figures of the subsidiaries (from the Bahia Sul subsidiaries before the DSM and that coming from Suzano, due to the DSM), observing that, in the statements ofi ncome, the revenues, costs and expenses for 2004 of Suzano, Bahia Sul and all subsidiaries were added line by line, as if Suzano were being consolidated. Such procedure was adopted for all consolidated accounting and financial information presented for 2003 and 2004.

The above procedure was adopted based on the following: (a) The objective of the consolidated financial statements is to reflectt he economic and financial position of an economic entity that includes two or more companies, not considering the corporate entity'so wn limitation; (b) The DSM herein conducted basically producest he same result had Bahia Sul been merged into Suzano (subsidiary merges into Company), that would represent the same assets, liabilities and shareholders' equity and shareholders and the respective capital interest proportion.

Summary of Principal Accounting Practices

a) _Statement of income_

Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

3. **Presentation of the Financial Statements** (Continued)

b) Accounting estimates

Accounting estimates were based on objective and subjective aspects, considering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include thed efinition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income taxes, contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statement ofi ncome. Assets and liabilities of foreign subsidiaries and affiliates weret ranslated into reais at the foreign exchange rate in force at the balance sheet date and results of operations were translated at the average exchange rate for the year.

d) Derivative financial instruments

Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet date. Derivative financial instruments aim to minimize the risks involved in loans and financing in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities

Marketables ecurities are recorded at cost plus income accrued to theb alance sheet date,n ot exceeding market value.

f) Allowance for doubtful accounts

Allowance for doubtful accounts is established at an amountc onsidered sufficient by management to cover any possible losses on the collection of accounts receivable.

3. Presentation of the Financial Statements (Continued)

g) Inventories

Inventories are stated at averagea cquisition or production cost, not exceeding market value.

h) Investments

Investments in subsidiaries are valued using the equity method, considering any premiums or discounts, as applicable.O ther investments were stated at acquisition cost,n et of a valuation allowance, where applicable.

i) Property, plant and equipment

Property, plant and equipment arer ecorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges, during construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 12,c onsidering the estimated useful lives of the assets.T imber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges

Deferred charges are recorded at purchase and development cost, less amortization, which is calculated using the straight-line method over a maximum period of 5 years.

k) Rights and obligations

Rights and obligations are restated according to the exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet date.

(In thousands of reais)

3. Presentation of the Financial Statements (Continued)

l) Provisions

Provisions are recognized in the balance sheet whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS

Tax debits arising from the sale ofp roducts are presented as sales deductions in the statement of income. Tax credits are related to: (i) purchase of raw materials; (ii) services and other materials to be used in production; (iii) initial inventory balances; (iv) and to depreciation costs, as established by Laws No. 10637/02 and No. 10833/03, and are presented in the statement of income as a reduction of cost of goods sold. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income.

The Company considered up to the 3rd 2004 quarter closing, the credits resulting from purchase of raw materials,s ervices and other inputs used in production,f rom initial inventories and depreciation balances, provided for in Laws No. 10637/02 and No. 10833/03, as sales deductions. In order to improve accounting classification of these credits, the criterion for the allocation thereof was changed, and the amount of these credits for the 9 first months of 2004 of R$ 89,816 was reclassified from sales deductions to cost of goods sold in the statement of income, of which R$ 22,841 refers to the 1st 2004 quarter, R$ 33,218 to the 2nd 2004 quarter and R$ 33,759 to the 3rd 2004 quarter. The total ofc redits to cost of goods sold for the year ended December 31, 2004 amounted to R$128,899.

n) Income and social contribution taxes

Income and social contribution taxes on income for the year comprise current and deferred taxes.

Current tax is the expected tax payable on the taxable income for the year, using tax rates in force at the balance sheet date. Current tax ratesa re as follows: (i) income tax is computed at the rate of 25% (15% oft axable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

3. Presentation of the Financial Statements (Continued)

n) Income and social contribution taxes (Continued)

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No. 371/02.

o) Statements of cash flows

The statements of cash flows (prepared in accordance with NPC 20 - Statemento f Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors) are being presented as supplementary information.

p) Statements of value added

The Company is disclosing, in accordance with the provisions of Official Circular Letter /CVM/SNC/SEP No. 01/00, the statements of value added aiming at showing wealth generated by the Company and its subsidiaries and the distribution thereof to those who contributed for this generation.

4. Consolidated Financial Statements

The accounting policies have been consistently applied by the consolidated companies and are consistent with those used in the previousy ear, except for the comments in Note 1.

The consolidated financial statements include the financial statements of Suzano Bahia Sul Papel e Celulose S.A. and the following direct and indirect subsidiaries: Bahia Sul America Inc,B ahia Sul International Trading Ltd, Suzanopar Investimentos Ltd, Suzanopar International S.A., CSPC Overseas Ltd, Comercial e Agrícola Paineiras Ltda, Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A. - Ind.Com.Imp. y Exp.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

4. Consolidated Financial Statements (Continued)

The financial period of the subsidiaries included in the consolidated financial statements is the same as that of the parent company.

Description of main consolidation procedures

a) Elimination of intercompany asset and liability account balances;

b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;

c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions; and

d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheet.

Reconciliation of net income for the year and shareholders' equity between consolidated and Parent Company (the Company):

	2004	
	Net income	Shareholders' equity
Company	588,189	2,760,037
Elimination of unrealized (realized) income recorded by the Parent Company in transactions with subsidiaries	22,376	(20,870)
Income and social contribution taxes on the eliminations above	(7,606)	7,094
Consolidated	602,959	2,746,261

There is no presented reconciliation for the year ended December 31, 2003, due to the events commented in Note 1.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

5. Cash and Marketable Securities

	Company		Consolidated	
	2004	2003	2004	2003
Cash and banks	11,853	2,781	176,974	199,516
Marketable securities	642,306	667,656	909,246	1,132,935
	654,159	670,437	1,086,220	1,332,451

The marketable securities refer substantially to bank deposit certificates remunerated at rates thatv ary from 99.5% to 101.3% of the Brazilian Interbank Deposit Certificate (CDI) rate, export notes and foreign marketable securities, at an average rate of 2.01% per annum plus exchange variation of the US dollar.

6. Trade Accounts Receivable

	Company		Consolidated	
	2004	2003	2004	2003
Domestic receivable	406,512	73,374	406,811	256,699
Foreign receivable				
Subsidiaries	387,185	246,029	-	-
Third parties	18,204	13,541	199,024	204,902
Discounted export receivable	(16,988)	(2,889)	(16,988)	(27,796)
Allowance for doubtful accounts	(23,516)	(2,026)	(28,587)	(21,657)
	771,397	328,029	560,260	412,148

The Companyh ad, at December 31, 2004, outstanding vendor operations with its customers in the amount of R$ 89,096 (R$ 96,136 in December 2003) in which the Company acts as an intervening guarantor.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

7. Inventories

	Company		Consolidated	
	2004	2003	2004	2003
Finished goods				
Pulp				
Domestic	13,052	13,651	13,052	22,302
Foreign	-	-	12,179	16,046
Paper				
Domestic	123,052	20,065	123,052	116,953
Foreign	-	-	40,747	52,618
Work in process	18,032	1,232	18,032	15,475
Raw materials	79,523	21,009	79,523	59,365
Maintenance and other materials	119,319	48,937	119,410	101,082
	352,978	104,894	405,995	383,841

8. Recoverable Taxes

	Company		Consolidated	
	2004	2003	2004	2003
Recoverable social contribution tax	177	-	177	4,956
Recoverable income tax	5,470	8,730	5,470	23,712
Recoverable PIS/COFINS	6,687	2,688	6,687	2,809
Value added tax (ICMS) on acquisition of property, plant and equipment	42,409	4,872	42,409	39,031
Other	1,669	453	1,674	984
	56,412	16,743	56,417	71,492
Less current assets	30,885	13,089	30,885	45,147
Noncurrent assets	25,527	3,654	25,532	26,345

9. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values, and on fiscal losses of income tax and negative basis of social contribution taxes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

The recorded deferred income and social contribution taxes derive from:

Assets

	Company		Consolidated	
	2004	2003	2004	2003
Income tax loss carryforward	45,154	83,618	45,154	112,935
Social contribution tax loss carryforward	13,790	30,336	13,790	44,785
Temporary differences:				
- On provisions	57,468	5,563	68,367	69,588
- On goodwill	116,617	-	116,617	22,728
	233,029	119,517	243,928	250,036
Less current assets	95,176	26,163	106,075	62,137
Noncurrent assets	137,853	93,354	137,853	187,899

NONCURRENT LIABILITIES

	Company		Consolidated	
	2004	2003	2004	2003
Accelerated depreciation	13,147	-	13,147	11,064
Revaluation reserve	-	-	-	16,413
Negative goodwill	-	-	-	236
	13,147	-	13,147	27,713

The taxes losses carryforward are composed as follows:

	Company		Consolidated	
	2004	2003	2004	2003
Income tax losses carry forward	180,618	373,726	180,618	476,809
Social contribution tax losses carryforward	153,221	348,703	153,221	495,379

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

In 2003, income and social contribution tax losses carryforward were recorded considering a reduction of R$ 10,861 for both taxes, as a conservative approach in relation to possible future events affecting realization of these deferred taxes.

In accordance with CVM Instruction 371/02, and based on expected future taxable income, asd etermined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution taxes losses carryforward, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management'si nitial estimate. The technical study considers the income tax reduction incentive of 75% on profit from tax incentive activities of the Mucuri unit (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expectst o recover these tax credits in the following years:

	Company		Consolidated	
	2004	2003	2004	2003
2004	-	26,163	-	62,137
2005	95,176	20,672	106,075	54,008
2006	49,783	17,898	49,783	57,598
2007	67,669	9,414	67,669	21,761
2008	20,401	10,512	20,401	11,629
2009 to 2012		34,858	-	42,903
	233,029	119,517	243,928	250,036

The expected recoverability of the tax credits is based on the projections of future taxable income,t aking into consideration various business and financial assumptions at years ended December 31, 2004 and 2003. Accordingly, these estimates may differ from the effective taxable income in thef uture due to the underlying uncertainties involved.

(In thousands of reais)

9. Income and Social Contribution Taxes (Continued)

Income Tax - Reduction of 75% ADENE – Mucuri Unit

In the second quarter of 2003, the Company obtained from ADENE (former SUDENE) a tax incentive reduction of 75% of the income tax expense until 2011 for pulp and 2012 for paper. Such incentive, calculated based on exploration profit, is proportional to Mucuri Unit net sales revenues.

The income tax saved with this reduction is not recorded ase xpense in the income statement. However, at the end of eachf inancial year, after net income has been determined, ther eduction obtained for the year is allocated to capital reservea s a partial destination of the net income determined, and thus in accordance with the legal provision that establishes the non-distribution of the reduction obtained to shareholders. Such reduction in 2004 amounted to R$ 58,318 (R$77,679 in 2003).

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution taxes expense charged to statements of income is presented as follows:

	Company		Consolidated	
	2004	2003	2004	2003
Income before income and social contribution taxes	713,039	551,201	800,756	869,671
Reversal of the equity pickup in subsidiaries	34,036	49,441	286	1,054
Income after reversal of the equity pickup	747,075	600,642	801,042	870,725
Income and social contribution taxes calculated at the combined rates of 34%	(254,006)	(204,218)	(272,354)	(296,047)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	(1,995)	(13,132)	-	-
Exchange variation on investments abroad	-	-	(5.397)	(43,250)
Interest to shareholders on own capital	37,521	-	37,521	18,700
Nondeductible expenses	(12,005)	(8,667)	(18,311)	(3,650)
Addition (exclusion) of prior years credits	10.857	13	3,893	(15,530)
Tax incentives – ADENE	58.318	77,679	58,318	77,679
Others	151	-	(1,467)	3,110
Income and social contribution taxes	(161.159)	(148,325)	(197,797)	(258,988)
Effective tax rate	21,6%	24,7%	24,7%	29,7%

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

10. Advances to Suppliers – Timber Development Program

The incentive program under which local independent farmers plant eucalyptus in their own land, reached 55.7 thousand hectares, with 441 contracts, in 45 cities. Timber from these farmers represents 8% of total Company timber needs.

The Company granted advances to suppliers related to this incentive program in the total amount of R$ 81,001 (R$ 46,354 in 2003).

11. Investments

	Company		Consolidated	
	2004	2003	2004	2003
Investments in subsidiaries	317,741	106,470	1,028	1,205
Other investments	26,027	-	31,769	29,217
Provision for losses	(7,001)	-	(7,001)	(6,800)
	336,767	106,470	25,796	23,622

Details of investments

	Shareholders' Equity	Net income (loss)	Interest	Equity pick-up	Investments 2004	Investments 2003
Company						
Suzanopar Investimentos Ltda. (1)	160,467	8,218	100%	(21,375)	160,467	-
Nemo International (1)	21,136	3,937	100%	(823)	21,136	-
Comercial e Agrícola Paineiras Ltda.(1)	39,207	(6,169)	100%	(1,691)	39,207	-
Stenfar S.A., Ind. Com. Imp. Y Exp. (1) (2)	3,523	24,682	100%	-	-	-
Bahia Sul International Trading Ltd.	88,501	(1,476)	100%	(9,400)	88,501	97,905
Bahia Sul América Inc	7,324	169	100%	(464)	7,324	7,788
Bahia Sul Holding	78	(29)	100%	(100)	78	174
Pakprint S.A.	5,142	(835)	20%	(183)	1,028	603
Total investments in subsidiaries and affiliates				**(34,036)**	**317,741**	**106,470**
Other Investments (1) net of provision for losses				-	19,026	-
Total Investments				**(34,036)**	**336,767**	**106,470**
Consolidated						
Pakprint S.A.	5,142	(835)	20%	(286)	1,028	1,205
Other Investments	-	-	-	-	24,768	22,417
Total Investments					**25,796**	**23,622**

(1) Investments received due to the DSM.

(2) This investment is presented asa dvance for future capital contribution, and is classified as noncurrent assets (see Note 16), since the effectively capital contribution was not incurred yet.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

12.P roperty, Plant and Equipment

Company

	Average annual depreciation rate	2004			2003
		Costt	Accumulated Depreciation	Net	Net
Buildings	3.23%	631,883	(255,885)	375,998	316,813
Machinery and equipment	4.39%	3,497,031	(1,409,475)	2,087,556	1,184,827
Other depreciable assets	17.60%	163,940	(100,049)	63,891	11,093
Land and farms	-	330,443	-	330,443	216,742
Timber resources	-	432,230	-	432,230	254,132
Construction in progress	-	90,503	-	90,503	68,209
		5,146,030	(1,765,409)	3,380,621	2,051,816

Consolidated

	Average annual depreciation rate	2004			2003
		Cost	Accumulated Depreciation	Net	Net
Buildings	3.23%	639,589	(261,782)	377,807	370,520
Machinery and equipment	4.39%	3,497,386	(1,409,752)	2,087,634	1,682,768
Other depreciable assets	17.60%	167,935	(100,721)	67,214	50,517
Land and farms	-	338,646	-	338,646	255,276
Timber resources	-	433,081	-	433,081	392,694
Construction in progress	-	155,488	-	155,488	308,723
		5,232,125	(1,772,255)	3,459,870	3,060,498

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

13. Deferred Charges

Company

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Software implementation expenses (2)	-	-	-	15,753
Leasehold improvements	1,220	(573)	647	-
Preoperating expenses	847	(121)	726	-
	2,067	(694)	1,373	15,753

Consolidated

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Goodwill/discount on investment in subsidiary (1)	-	-	-	319,772
Software implementation expenses (2)	-	-	-	23,489
Leasehold improvements	1,220	(573)	647	1,230
Preoperating expenses	892	(121)	771	849
	2,112	(694)	1,418	345,340

(1) The goodwill on the purchase of shares issued by Bahia Sul by Suzano was generated by the following events: (i)p urchase, in May 2001, of shares of Bahia Sul previously held by Companhia Vale do Rio Doce; and (ii) public offer by Suzano through which it acquired shares of Bahia Sul paid by issuing shares of Suzano.W ith the downstream merger, said goodwill was fully accrued. See Note 1.

(2) In 2004, the Company reclassified software implementation expenses to property, plant and equipment.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

14. Financing and Loans

	Index	Average annual interest rate	Company 2004	Company 2003	Consolidated 2004	Consolidated 2003
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 10.02%	429,814	196,113	467,487	391,755
BNDES – Finem	Basket of currencies	(1) (2) 10.78%	100,767	18,784	100,767	62,314
BNDES – Finame	TJLP	(1) (2) 9.44%	36,197	5,571	36,197	41,779
BNDES – Automatic	TJLP	(1) (2) 9.14%	4,752	987	4,752	5,327
Rural credit	-	8.75%	3,517	-	3,517	-
For working capital:						
Advances on export contracts	US$	4.74%	1,456,760	769,212	1,456,760	2,087,253
Syndicated loan	US$	3.78%	-	-	-	220,744
Eurobonds	US$	10.625%	-	304,184	-	-
Resolution 63	US$	2,50%	-	-	-	70,967
Foreign onlending	US$	8.69%	36,001	-	36,001	39,846
Imports financing	US$	2.83%	86,298	4,289	86,298	46,062
Others	US$	5.50%	-	-	10,231	11,768
			2,154,106	1,299,140	2,202,010	2,977,815
Less current liabilities (includes interestp ayable)			779,059	862,012	789,680	1,444,468
Noncurrent liabilities			1,375,047	437,128	1,412,330	1,533,347
Long-term loans and financing mature as follows:						
2005			-	211,244	-	629,609
2006			534,169	155,348	534,643	438,752
2007			304,964	25,217	308,022	169,709
2008			199,510	10,427	203,651	104,775
2009			147,670	34,892	151,811	88.444
2010			94,036	-	98,177	102,058
2011 onwards			94,698	-	116,026	-
			1,375,047	437,128	1,412,330	1,533,347

(1) Capitalization agreementt hat corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured, depending on the agreements, by: (i) mortgages on plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) and sureties from shareholders.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

15. Debentures

		Value			Index	Interest	Due date
Emission	Series	Units	Current	Noncurrent			
3rd	1st	333,000	20,937	322,980	IGP-M	10% *	04/01/2014
3rd	2nd	167,000	3,847	152,404	USD	10.38%	04/01/2014
			24,784	475,384			

* The contractual interestw as 8% p.a. The effective interestr ate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Regulation N° 404, by granting premium and discount on the issue price. Effectively interest defined in this process was equal to 10% p.a. paid semi-annually.

The second serie, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a.,p aid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the Company's consolidated financial statements. At the end of the year, the Company had not defaulted on any covenants.

This operation was classified under risk level AA – (bra) of "Fitch Atlantic Ratings".

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

16. Transactions with Related Parties

Balances and transactions as of and for the year ended December 31, 2004

	Assets		Liabilities	Sales revenues and
	Current	Noncurrent	current	financial expenses
Consolidated companies				
Bahia Sul International Trading Ltd	253,962	-	-	485,177
Comercial e Agrícola Paineiras Ltda.	-	1,005	255	(2,565)
Suzanopar International S/A	-	1,693	-	-
CSPC Overseas Ltd.	126,407	-	-	344,989
Stenfar S.A. Indl. Coml.I mp. Exp.	6,816	3,523	12	26,352
	387,185	6,221	267	853,953
Nonconsolidated companies				
Suzano Holding S.A.	12	-	-	(5,866)
IPLF Holding S.A.	-	-	504	(504)
SPP Agaprint Indl. e Coml. Ltda.	34,082		-	43,401
Central Distribuidora de Papéis Ltda.	16,204	-	-	39,151
Nova Mercante de Papéis Ltda.	12,883	-	-	38,854
Suzano Petroquímica Ltda.	-	11	-	-
Nemonorte Imóveis e Participações Ltda.	-	-	-	(293)
Consolidated	63,181	11	504	114,743
Company	450,366	6,6232	771	968,696

Balances and transactions as of and for the year ended December 31, 2003

	Assets		Liabilities	Sales revenues and
	Current	Noncurrent	current	financial expenses
Consolidated companies				
Bahia Sul International Trading Ltd	246,029	-	304,184	466,812
Company	246,029	-	304,184	466,812
Nonconsolidated companies				
Suzano Holding S.A.	46	-	1,558	(7,972)
SPP Agaprint Indl. e Coml. Ltda.	14,005	-	50	33,498
Central Distribuidora de Papéis Ltda.	7,457	-	-	27,037
Nova Mercante de Papéis Ltda.	9,056	-	-	28,070
Nemonorte Imóveis e Partic.L tda.	-	-	5	-
Consolidated	30,564	-	1,613	80,633

1 In 2001, the subsidiary Bahia Sul International Trading Ltd, acquired all the Eurobondsi ssued by Bahia Sul, in US dollars, with interest rate of 10.625% p.a., settled in July 2004;
2A dvances for future capital increase;
3L oan denominated in US dollars maturing on December 31, 2009.
4T he Company has outstanding "vendor" operations in the amount of R$ 30,589 (R$ 10,986 in 2003)

(In thousands of reais)

16. Transactions with Related Parties (Continued)

The main assets and liabilities balances as of December 31, 2004, and the transactions that affected the statement of income for the year concerning related-party operations, were substantially realized under normal market conditions for the respective types of operations.

17. Provision for Contingencies

	Company		Consolidated	
	2004	2003	2004	2003
Taxes				
PIS/COFINS	62,997	14,936	62,997	41,106
PIS half-yearly computation	40,764	-	40,764	37,491
ICMS	15,241	3,000	15,241	7,441
	119,002	17,936	119,002	86,038
Labor and civil	27,078	6,542	27,078	19,463
	146,080	24,478	146,080	105,501

These provisions are recognized to provide forp robable losses in administrative and judicial suits relating to tax, civil and labor claims considered as probable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors,a s follows:

PIS/COFINS - A provision recognized for unpaid PIS and COFINS in view of the legal discussion regarding the tax calculation basis (charge over other income). As of December 31, 2004, the Company had judiciald eposits, in the amount of R$ 1,586 for PIS and R$ 16,024 for COFINS.

PIS half-yearly payment - The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred contribution was considered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company conducted the offset of said amount against IPI and COFINS debits. A recent decision in intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

(In thousands of reais)

18. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce lands and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments by the end of 2007. At December 31, 2004, the due amounts related to this acquisition, classified as current and noncurrent, amounted to R$ 20,271 and R$ 13,856,r espectively (R$ 32,770 and R$ 32,842 in December 2003).

In June 2004, the Company acquired from Votorantim Celulose e Papel S/A (VCP) eucalyptus wood payable up to December 2006. The restated amounto f acquisition is R$ 15,682 and is classified in noncurrent liabilities. See Note 24.

19. Financial Instruments

a) Valuation

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine the market value, management used information available and applicable valuation methodologies for each situation. The estimates herein do noti ndicate that they could be performed in the market. The use ofd ifferent market information and/or valuation methodologies may have a significant effect on the market value.

(In thousands of reais)

19. **Financial Instruments** (Continued)

a) Valuation

The estimated market value of financial instruments is set out below:

	Consolidated			
	2004		2003	
	Carrying Amount	Fair Market Value	Carrying Amount	Fair Market Value
Assets				
Cash and banks	1,086,220	1,086,220	1,332,451	1,332,451
Liabilities				
Loans and financing	2,202,010	2,225,898	2,977,815	2,882,885
Debentures	500,168	500,168	-	-

The market value of cash and banks, and loans and financing, when applicable, was determined using available current interest rates for operations under similar conditions and remaining maturities.

b) Credit risk

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection of its client portfolio, which takes into consideration payment capacity (credit analysis) and diversification of sales (risk spread).

c) Exchange and interest rate risk

The income and expenses recorded by the Company and its subsidiaries are subject to significant variations, as their loans and financinga re substantially linked to the foreign exchange rate fluctuation,p articularly the US dollar.

(In thousands of reais)

19. Financial Instruments (Continued)

c) Exchange and interest rate risk (Continued)

In order to reduce the effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of December 31, 2004, there was an open swap position from dollars to CDI in notional amounts of US$9.4 million.

In order to limit the interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, whith notional amounts up to the limit of US$96.8 million.

Gains and losses arising from operations involving derivatives (closed and open positions) are recognized in the financial statements.

20. Shareholders' Equity

Capital

The subscribed capital as of December 31,2 004 totals R$ 1,477,963,325.62,fully paid in and divided into 285,277,173 shares, with no par value ofw hich 102,374,458 are common and nominative, 181,531,176 are book-entry preferred class "A" and 1,371,539 are book-entry preferred class "B". From the totalo f preferred shares class "B", 1,358,419, are maintained in treasury.

Preferred shares class "A" are non-voting and have priority upon distributiono f dividends, which are, at least, 10% higher than those paid on common shares. Preferred shares class "B" are ensured a priority dividend of 6% p.a. on each portion of the capital, or, at least, 10% highert han those paid on common shares. Preferred shares are nonvoting shares, except when provided for in law.

***Dividends and interest to shareholders* on own capital**

The Company's articles of incorporation provide for minimum compulsory dividends of 25%, calculated on net income fort he year, adjusted as allowed by article 202 of Law No. 6404/76.

(In thousands of reais)

20. Shareholders' Equity (Continued)

Dividends and interest to shareholders on own capital (Continued)

Under the provisions of Law No. 9249/95, the Company calculated interest to shareholders on own capital limited to the long-term interest rate – TJLP, in a pro-rata basis in force in the year, in the amounto f R$ 110,359 (on which withholding income tax of R$ 14,998 wasr etained) which, observing CVM Resolution No. 207/96, was recorded as financial expense and reversed in a specific account,b ut is not presented in the statement of income, in order to do not generate effects on net income, except for the tax effects recognized in income and socialc ontribution taxes account. Out of this amount, R$ 50,337 (on which withholding income tax of R$ 6,763 was retained) was credited and paid on September 30, 2004 andR $ 60,022 (on which withholding income tax of R$ 8,235 was retained) was credited on December 23, 2004 to be paid on February 28, 2005.

Dividends and interest to shareholders on own capital were calculated as follows:

	2004	2003
Net income for the year of the Company	588,189	402,876
Tax incentive reserve related to income tax reduction - ADENE	(58,318)	(77,679)
Legalr eserve	(29,409)	(20,144)
Adjusted net income	500,462	305,053
Minimum compulsory dividends - 25%	125,116	76,263
Withholding income tax on interestt o shareholders on own capital which, under CVM Resolution No.207/96, must be added to the minimum dividend	14,998	-
Minimum dividends after withholding income tax	140,114	76,263
Interest to shareholders on own capital equity paid	50,337	-
Interest to shareholders on own capital credited to be paid	60,022	-
Interim dividends	-	36,300
Compulsory minimum dividend balance	29,755	39,963
Total dividends and interest to shareholders on own capital	140,114	76,263

(In thousands of reais)

20. Shareholders' Equity (Continued)

Dividends and interest on shareholders' equity (Continued)

Due to roundinga nd management resolution, the proposedd ividend payable, less interest to shareholders on own capital, amounts to R$ 29,756 (R$ 39,966 in 2003).

Proposed dividends correspond to R$ 0.09850 per common share and R$ 0.10836 per preferred shares classes "A" and "B".

21. Nonoperating Result

		Company		Consolidated	
		2004	2003	2004	2003
(Loss) gain on other investments		(648)	-	419	(687)
Gain on sale of property, plant and quipment	(1)	13,887	5,931	26,448	14,745
(Loss) gain on sale of investment		3,205	-	3,205	(466)
		16,444	5,931	30,072	13,592

(1) Refers mainly to sale of "standing wood" to non-related companies. See Note 24.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003
(In thousands of reais)

22.N et Financial Result

	Company		Consolidated	
	2004	2003	2004	2003
Interest expenses	(145,635)	(99,607)	(182,974)	(206,771)
Monetary and exchange rate variations	236,174	219,839	110,519	447,638
Loss on swap transaction	(14,141)	(14,301)	(19,044)	(102,534)
Other financial expenses	(32,625)	(8,364)	(50,011)	(43,538)
Total financial expenses	43,773	97,567	(141,510)	94,795
Interesti ncome	96,836	89,259	132,631	146,003
Loss on swap operations	(9,563)	(35,229)	(9,563)	(34,823)
Monetary and exchange rate variations	(51,572)	(38,829)	(49,101)	(129,122)
Total financial income	35,701	15,201	73,967	(17,942)
Financial result, net	79,474	112,768	(67,543)	76,853

23. Statement of EBITDA (Unaudited)

	Company		Consolidated	
	2004	2003	2004	2003
Operating income	696,595	545,270	770,684	856,079
Financial expenses	(43,773)	(97,567)	141,510	(94,795)
Financial income	(35,701)	(15,201)	(73,967)	17,942
Equity pickup in subsidiaries	34,036	49,441	286	1,054
Amortization of goodwill	-	-	-	41,687
Depreciation, depletion and amortization	152,342	95,648	200,430	178,255
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization - EBITDA)	803,499	577,591	1,038,943	1,000,222

(In thousands of reais)

24. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of loaning 1,900 thousand m3 of eucalyptus wood, which were harvested by the latter until December 31, 2004. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. The Company records the amount receivable related to the volume of wood already delivered to Aracruz Celulose S.A. in noncurrent assets, in the amount of R$ 14,332 (R$ 2,653 in December 2003).

The Company signed an agreement of purchase and sales of standing wood with Votorantim Celulose e Papel S/A (VCP), by which it sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005, totaling R$ 15,000, half of which was paid when the agreement was signed and the remaining amount was paid in December 2004. On the other hand, the Company entered into an agreement with VCP by which it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008, by the same amount, half of which matures in June and the other half in December 2006. The first agreement is recorded as current assets and nonoperatingr esult, whereas the second one is recordeda s permanent assets and noncurrent liabilities.

25. Insurance (Unaudited)

The Company has insurance against operating and otherr isks to which its property, plant equipment and inventories are subject.

The insurance cover at December 31, 2004 is considered by management to be sufficient against the risks involved.

(In thousands of reais)

26. Investment in Energy

The Company, through its wholly-owned subsidiary Comercial e Agrícola Paineiras Ltda. has a commitment to invest, as member of a consortium, the total amount of approximately R$ 183,200 in the construction of the hydroelectric plant Capim Branco, located in the Minas Gerais State. The total estimated investment amounts to R$ 818,000 and the total installed powerg eneration capacity is estimated to be 450 MW. This project is expected to be concluded during 2007 and will allow the Company to be self-sufficient ine lectricity generation for its consumption. Until December 31, 2004 the Company invested approximately R$ 65,000. The investment was made through a consortium composed by Cia Vale do Rio Doce - CVRD, Cia Mineradora de Metais – CMM and Cia Energética de MinasG erais- CEMIG. The Company's interest in the total electricity generated will be 17.9% and in the project financing (consortium) will be2 2.4%. The higher interest of theC ompanyi n the project financing is due to CEMIG, one of the consortium members, which will provide services for the implementation, operation and maintenance of the hydroelectric plant during the concession period of 35 years, which accounts fort he decrease in its percentage participation in the project financing. In December 2003, BNDES authorized the grant of a loan, related to the participation of the Company in the Project,a mounted to R$ 116,900, to be repaid over 9 years, with grace period from 3 to 4 years and interest of 3.75% p.a. From the total granted amount, the Company has already received R$ 39,403.

27. Future Acquisition of the Company

On November 10, 2004, the Company and Votorantim Celulose e Papel S/A (VCP) entered into an agreement with the controlling shareholder of Ripasa for the acquisition of the controlling interesto f such company. The shares will be acquired as follows:

(i) 111,417,366 common shares and 35,988,899 preferred shares ofR ipasa will be acquired for US$ 480 million and paid until March 31, 2005, representing 66.67% of the voting capital and 39.77% of total capital;

(ii) 55,708,684 common shares and 17,450,639 preferred shares of Ripasa will be acquired for US$ 240 million, through the exercise of a purchase and sale option, which will take place within a maximum term of 6 years, representing 33.33% of voting capital and 19.74% of total capital.

27. Future Acquisition (Continued)

As agreed by the parties, the corresponding economic value related to the overall price of the transaction will be appropriated to the preferreds hares, to be determined through an appraisal by a specialized company.

The Company and VCP will have equal direct or indirect participation in capital of Ripasa. The transaction was submitted to the relevant authorities, including the Administrative Council for Economic Defense (CADE).

To achieve the above objectives, and subject to a satisfactory conclusion from the preliminary studies, a corporate reorganization may be implemented to allow minority shareholders of Ripasa to migrate to the Company and VCP,r espectively based on the economic value of preferred shares held by them.

At the end of this process, aiming to improve synergies, the Company and VCP will (i)r equest delisting of Ripasa; (ii) change Ripasa to a production unit and (iii) trade the corresponding share of production independently.

FILE No. 82-3558

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
PUBLICLY HELD COMPANY
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTOS

The Board of Directors of the company met at 4 p.m. on 16 February 2005, at Av. Brigadeiro Faria Lima 1355, 9th Floor, in the City of São Paulo, São Paulo, São Paulo State, Brazil, all its members being present, and also the Executive Officers Murilo Cesar Lemos dos Santos Passos and Bernardo Szpigel, the members of the Management Committee Fábio Eduardo de Pieri Spina and Luiz Fernando Sanzogo Giorgi, Manager José Carlos Garbes, Audit Board Members Rubens Barletta, Luiz Augusto Marques Paes and Eduardo de Almeida Santos, and the Auditors of Ernst & Young Auditores Independentes S/S, Idésio Coelho and Antonio Fioravante. Mr. David Feffer, Chairman of the Board of Directors, assumed the chairmanship of the meeting, and invited me, Fábio Eduardo de Pieri Spina, to be secretary of the meeting. The chairman explained that the purpose of the meeting was to examine the Report of Management, the Financial Statements, the Consolidated Financial Statements and the respective Explanatory Notes, and the Proposal for the Allocation of Results, for the business year ended 31 December 2004, accompanied by the Opinion of Independent Auditors, and also the Projection for the Company's Results, in accordance with CVM instruction 371 of 27 June 2002. After discussion of the subject, the said documents were approved, and the members of the Board decided unanimously to issue the following "STATEMENT OF THE BOARD OF DIRECTORS: The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A., in exercise of their attributions under the law and the company's bylaws, have approved the Report of Management, the Financial Statements, the Consolidated Financial Statements and the respective Explanatory Notes, and the Proposal for the Allocation of Results, of the business year ended 31 December 2004, which were submitted to them, accompanied by the Opinion of the Independent Auditors Ernst & Young Auditores Independentes S/S, and also the Projection of Results for the company, in accordance with CVM Instruction 371, of 27 June 2002. São Paulo, 16 February 2005." There being no further business, the meeting was closed and these minutes written, read, approved and signed by those present. São Paulo, 16 February 2005.

David Feffer Chairman of the meeting	Fábio Eduardo de Pieri Spina Secretary

FILE No. 82-3550



SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
CNPJ/MF No. 16.404.287/0001-55
Publicly held company

MATERIAL ANNOUNCEMENT

Suzano Bahia Sul Papel e Celulose S.A. ("Suzano Papel e Celulose"), in compliance with Paragraph 4 of Article 157 of Law 6404/76, and CVM Instruction 358/02, hereby advises its stockholders and the market in general as follows:

Pursuant to the agreement to purchase shares, dated November 10, 2004, the acquisition by Suzano Papel e Celulose and Votorantim Celulose e Papel S.A. ("VCP") of common and preferred shares in Ripasa S.A. Celulose e Papel ("Ripasa") held directly or indirectly by Ripasa's controlling stockholders has now taken place.

A total final price of the equivalent in Reais of US$709.46 million was decided, after a process of accounting and legal due diligence. The value appropriated to the preferred shares is their economic value, as assessed by an independent appraiser contracted by the companies for this purpose. The price agreed for the common shares is based on the economic value plus a premium for control.

Stockholding control of Ripasa was acquired by Suzano Papel e Celulose and VCP in equal shares and on equal conditions, through a special-purpose company in which each holds 50% of the total capital, as follows:

I. 129,676,966 common shares and 41,050,819 preferred shares in Ripasa were acquired and paid for on March 31, 2005, representing 77.59% of the voting capital and 46.06% of the total capital; and

II. 37,449,084 common shares and 12,388,719 preferred shares in Ripasa will be acquired through purchase options to be exercised in a period of up to six years, representing 22.41% of the voting capital and 13.16% of the total capital.

The price paid for the acquisition of the shares described in Item I above is the equivalent in Reais of US$549.15 million; the price to be paid for the acquisition of the shares referred to in Item II above is the equivalent in Reais of US$160.30 million.

Within the shortest possible time we intend to advise the market of the details of a stockholding restructuring in Ripasa, which will enable its minority stockholders to become stockholders of Suzano Papel e Celulose and VCP, in equal proportions, based on the ratios between the economic values of the respective companies. As a result of numerous studies which are in progress, Suzano Papel e Celulose and VCP intend, so as to obtain full advantage of the synergies, to transform Ripasa – after the migration of stockholders – into a production unit in the form of a consortium of companies, as provided for in Clause 278/9 of Law 6404/76. This implementation is conditional upon approval by the competent tax authorities.

Until this transformation into a production unit takes place, Ripasa will continue to operate as at present.

Through this transaction Suzano Papel e Celulose reaffirms its objective of sustained growth, and strengthens its competitiveness on a global scale, more fully to meet the needs of its clients. The transaction also reaffirms Suzano's commitment to capital investment over the long term, to exports, and to creation of employment in Brazil, and is one more step on the path to positioning of Suzano as one of Brazil's ten largest private-sector economic groups.

São Paulo, March 31, 2005.

Suzano Bahia Sul Papel e Celulose S.A.
Bernardo Szpigel
Investor Relations Director



www.suzano.com.br
ri@suzano.com.br



SUZANO
PAPEL E CELULOSE

Suzano and VCP complete Ripasa acquisition

São Paulo, March 31, 2005 - Suzano Bahia Sul Papel e Celulose S.A. (Suzano Papel e Celulose) - (BOVESPA: SUZB5), one of Latin America's largest producers of paper and pulp, announced today the acquisition of Ripasa S.A. Celulose e Papel ("Ripasa"), jointly with Votorantim Celulose e Papel S.A. ("VCP"), under the agreement to buy the common and preferred shares in Ripasa directly and indirectly held by Ripasa's controlling stockholders.

Murilo Passos, CEO of Suzano Papel e Celulose, said: *"This step takes us to an outstanding leadership position in the paper market in Brazil, passing the significant milestone of 1.0 million tons per year in paper, and strengthening our competitive position worldwide. It also enables us to broaden our product mix to serve our clients even better, both domestically and worldwide. We are confident that this transaction will bring us important synergy gains, which will be shared in the future by an increasingly wide and diversified stockholding base, and contribute to the creation of value for all our stockholders."*

A global final price, equivalent in reais of US$709.46 million, was defined after the process of due diligence. The value appropriated to the preferred shares will be their economic value, as determined by a valuation to be made by Unibanco - União de Bancos Brasileiros S.A., contracted as independent appraiser by the companies for this purpose. The price agreed for the common shares is based on the economic value plus a control premium.

The stockholding control of Ripasa was acquired by Suzano Papel e Celulose and VCP in equal proportion and on equal conditions, through a special purpose company in which each have 50% of the total capital, as follows:

I. 129,676,966 common shares and 41,050,819 preferred shares in Ripasa were acquired and paid for on March 31, 2005, representing 77.59% of the voting capital and 46.06% of the total capital; and
II. 37,449,084 common shares and 12,388,719 preferred shares in Ripasa will be acquired through purchase options to be exercised in a period of up to six years, representing 22.41% of the voting capital and 13.45% of the total capital.

The price paid for the acquisition of the shares described in item I is the equivalent in Reais of US$549.15 million; the price to be paid for the acquisition of the shares referred to in item II above is the equivalent in Reais of US$160.3 million.

Since signing the agreement in November, Suzano and VCP have taken numerous initiatives, most importantly:

a) **Formation of work groups,** supported by specialized technical consultants, to map potential synergies in detail, in the light of the partners' and the market's best practices in management and operations.

b) **Legal, accounting and tax due diligence,** to evaluate the aspects related to these matters.

c) **Industrial and environmental studies** to evaluate the aspects related to these mattersidentify the best options for investment in Ripasa's industrial units, supported by specialized consultants of international reputation.

d) **Decision on the principles of corporate governance and management of Ripasa** and its partners in relation to shared control after March 31, through a stockholders' agreement signed on March 31, 2005, and creation and structuring of the Special Purpose Company which will continue to be the controlling company of Ripasa while the stockholding restructuring described below is prepared.

e) **Presentation to the Brazilian antitrust authorities** of the information relative to this transaction and decisions on planned future conduct, for analysis of the act of concentration.

Following the transfer of shares, announced today, the actions described above will be continued, with the following objectives:

a) Management and corporate governance of Ripasa after March 31, 2005:

A proposal for election of a new Board of Directors of Ripasa will be submitted to an Extraordinary General Meeting of Stockholders of Ripasa. On the same date the new Board of Directors will elect new executive officers of Ripasa, who will be independent professionals dedicated exclusively to the management of that company. The operations and position of Ripasa will be proportionally consolidated into those of Suzano as from this date.

The nomination for the new Board of Directors will be:

Nominated by Suzano Papel e Celulose: Fabio Eduardo de Pieri Spina, José Alfredo de Freitas and Luiz Cesar Pizzotti.
Nominated by VCP: Gabriel José, José Guilherme Ferreira de Oliveira Gomes and Sidney Catania.
Representative of the minority stockholders: Luciano Galvão Coutinho

These names will be informed to the competent authorities, including the Brazilian antitrust authorities.

b) Stockholding restructuring:

A stockholding restructuring model – which will be announced to the market in the shortest possible time – is being developed to implement the management model for Ripasa. This aims to achieve: (i) high standards of transparency and corporate governance; (ii) commercial independence, and preservation of competition; and (iii) efficiency in capture of the synergies found. It plans to enable the minority stockholders of Ripasa to migrate to VCP and Suzano Papel e Celulose, in equal proportions, based on the ratios between the economic values of the respective companies, as established in an opinion being prepared, as required by law, by Unibanco – União de Bancos Brasileiros S.A.

c) Implementation of an Unincorporated Joint-Venture structure:

After the stockholding restructuring described above, it is planned to transform Ripasa into a production unit in the form of an unincorporated joint-venture, on the following basic principles:

i. The assets of Ripasa (lands, buildings, machines, equipment, etc.) will be owned under a regime of unincorporated joint-venture, held in the proportion of 50% by each partner, in accordance with Brazilian civil law.

ii. The forestry and industrial operation will be run in a regime of sharing of results, responsibility and liabilities, in accordance with Brazilian Corporate Law.

Suzano Papel e Celulose and VCP will be responsible for providing all the funds necessary for the operation of the production unit in proportion to their percentage share.

It will be necessary to obtain approval from the appropriate fiscal authorities for the operation of the unincorporated joint-venture.

Each of the partners will sell its respective share of the volume of the finished products, in a completely independent manner.

d) **Capture of synergy**

The detailed investigation of synergies made by the work groups referred to above indicated a significant volume of potential initiatives that would add value to the Ripasa business, taking as reference the practices used by Suzano Papel e Celulose, VCP and Ripasa, and best practices in management and operation of paper and pulp companies worldwide.

Most of the synergies arise from the formation of the consortium, which will take place only after the stockholding restructuring. As from the transfer of control announced today, the synergy studies will be deepened, based on the better visibility of the management and operation of Ripasa.

Suzano Papel e Celulose is one of the largest fully integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) p

Ripasa S.A Celulose e Papel, listed on the São Paulo stock exchange (Bovespa) at Corporate Governance Level 1, produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. In 2004 it had net sales revenue of R$ 1.4 billion from sales of 612,000 tons of products; in 2003 its net sales were R$ 1.2 billion for consolidated unit volume of 522,000 tons. It has four industrial units in São Paulo State, forest areas totaling 86,400 hectares, and 2,822 employees.

Statement on future expectations

Some statements contained in this release may be projections or affirmations in relation to future expectations. Such affirmations are subject to known and unknown risks and uncertainties which could cause such expectations not to be realized, or to be substantially different from what was expected. These risks include, among others, the implementation of the unincorporated joint-venture, the stockholding restructuring, the capture of synergies arising from the acquisition, the approval of the act of concentration by the competent Brazilian antitrust authorities, and changes in the Brazilian political-economic scenario, in the pulp and paper sector, or in the emerging or international markets.

Contacts:

1) **Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro

2) **Press office**: **GWA Comunicação Integrada - gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato

3) **Exports: sales@suzano.com.br**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE nº 29.300.016.331

MINUTES OF MEETING OF THE BOARD OF DIRECTORS

The Board of Directors of Suzano Bahia Sul Papel e Celulose S.A. met at 11 a.m. on 27 April 2005, at Av. Brigadeiro Faria Lima 1355, 9th Floor, in the City of São Paulo, São Paulo State, Brazil, the undersigned members being present. By invitation the following were also present: the Chief Executive Officer, Mr. Murilo Cesar Lemos dos Santos Passos, Mr. José Carlos Garbes (Controller), Mr. Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Sanzogo Giorgi (members of the Management Committee) and Mr. Marco Antonio Bologna. Mr. David Feffer, Chairman of the Board of Directors, assumed the chairmanship of the meeting, and invited me, Fábio Eduardo de Pieri Spina, to be secretary of the meeting.

The chairman explained that the meeting had the following agenda: **a)** election of the Executive Officers; **b)** appointment in the members of the Management Committee and choice of its coordinator; **c)** appointment of the members of the Strategy Committee, and choice of its coordinator. The matters having been debated and submitted to the vote, the Board of Directors unanimously decided as follows:**a)** The following were re-elected to be Executive Officers, for a period of office to expire at the Meeting of the Board of Directors to be held immediately after the Ordinary Annual General Meeting of Stockholders of 2006: as Chief Executive Officer, **Mr. Murilo Cesar Lemos dos Santos Passos** (CPF/MF nº 269.050.007-87, identity card RG nº 762.280, IFP/RJ), Brazilian, married, engineer; as Director Responsible for Development and New Business, **Mr. André Dorf** (CPF/MF nº 170.751.778-93, identity card RG nº 14.379.624-0/SP), Brazilian, married, company manager; as Director Responsible for Administration, Finance and Investor Relations, **Mr. Bernardo Szpigel** (CPF/MF nº 069.291.337-87, identity card RG nº 2.397.570-IFP/RJ), Brazilian, divorced, engineer; as Director Responsible for Distribution and Domestic Market Sales, **Mr. Carlos Pontinha Pereira** (CPF/MF nº 250.591.068-53, identity card RG nº 3.358.296-8/SSP-SP), naturalized Brazilian, married, company manager; as Chief Industrial Officer for the Mucuri Unit, **Mr. Eloy Feliz Janesch** (CPF/MF nº 005.632.939-34, RG nº I/R 836.999-2), Brazilian, married, mechanical engineer; as Director Responsible for the industrial expansion project at the Mucuri Industrial Unit, **Mr. Ernesto Peres Pousada Junior** (CPF/MF nº 125.547.758-00, RG nº 13.196.844/SSP-SP), Brazilian, married, mechanical engineer; as Director Responsible for Logistics, **Mr. João Mário Lourenço Filho** (CPF/MF nº 072.924.548-95, RG nº 11.048.601-8/SSP-SP), Brazilian, married, mechanical production engineer; as Director Responsible for Natural Resources, **Mr. José Carlos Macedo Ferreira** (CPF/MF nº 746.906.478-87, RG nº 4.663.797-7/SP), Brazilian, married, engineer; as Chief Industrial Officer for the Suzano and Rio Verde Units, **Mr. José Marcos Vettorato** (CPF/MF nº 371.175.808-87, RG nº 4.776.603-7/SSP), Brazilian, married, company manager; as Director Responsible for International Business, **Mr. Rogério Ziviani** CPF/MF nº 834.532.377-49, RG nº 4.548.546/SSP-SP), Brazilian, single, company manager, all with commercial address at Av. Brigadeiro Faria Lima nº 1355, 8th floor, CEP 01452-919, São Paulo, SP, recording that none of them is subject to any of the legal impediments; **b)** the Board appointed, with period of office up to the Ordinary General Meeting of Stockholders of 2006, as members of the Management Committee the following: **Mr. David Feffer** (CPF/MF nº 882.739.628-49, RG nº 4.617.720-6/SSP-SP), Brazilian, married, industrialist, with commercial address at Av. Brigadeiro Faria Lima nº 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State; **Mr. Fábio Eduardo De Pieri Spina** (CPF/MF nº 153.084.478-96, RG nº 20.876.482-3/SSP-SP), Brazilian, unmarried, lawyer, with commercial address at Av. Brigadeiro Faria Lima nº 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State; **Mr.**

João Pinheiro Nogueira Batista (CPF/MF n° 546.600.417-00, RG n° 36.605.155-6/SSP-SP), Brazilian, married, economist, with commercial address at Av. Brigadeiro Faria Lima n° 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State; **Mr. Luiz Fernando Sanzogo Giorgi** (CPF/MF n° 064.116.118-77, RG n° 7.346.613/SSP-SP), Brazilian, divorced, company manager, with commercial address at Av. Brigadeiro Faria Lima n° 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State; and **Mr. Murilo Cesar Lemos dos Santos Passos** (CPF/MF n° 269.050.007-87, RG/RJ n° 762.280-IFP), Brazilian, married, engineer, with commercial address at Av. Brigadeiro Faria Lima n° 1355, 8°andar, CEP 01452-919, São Paulo, SP; and chose **Mr. David Feffer** as Coordinator of the said Committee; c) the meeting also appointed, with period of office up to the Ordinary General Meeting of Stockholders of 2006, as members of the **Strategy Committee** the following: **Mr. Claudio Thomaz Lobo Sonder** (CPF/MF n° 066.934.078-20, RG n° 2.173.952/SSP-SP), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State at Rua Elias Cutait n° 325, CEP: 05672-020; **Mr. Daniel Feffer** (CPF/MF n° 011.769.138-08, RG n°4.617.718/SSP-SP), Brazilian, married, lawyer with commercial address at Av. Brigadeiro Faria Lima n° 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State, **Mr. David Feffer** (CPF/MF n° 882.739.628-49, RG n° 4.617.720-6/SSP-SP), Brazilian, married, industrialist, with commercial address at Av. Brigadeiro Faria Lima n° 1355, 9th Floor, CEP 01452-919, São Paulo, São Paulo State; and **Mr. Jorge Feffer** (CPF/MF n° 013.965.718-50, RG n° 4.617.719-X/SSP-SP), Brazilian, legally separated, company manager, with commercial address in São Paulo, São Paulo State at Av. Brigadeiro Faria Lima n° 1355, 9th Floor, CEP: 01452-919, and chose **Mr. Cláudio Thomaz Lobo Sonder** as Coordinator of the said Committee.

Finally, the Board of Directors appointed Dr. Augusto Esteves de Lima Junior as an honorary member of the Board, in accordance with Paragraph 5 of Clause 18 of the Company's bylaws, in recognition of the business professional, comrade and friend who for several decades dedicated his competence and knowledge so that the company should become one of the principal Brazilian companies. There being no further business, the meeting was closed, and these minutes written, read, agreed to and signed by those present. São Paulo, 27 April 2005.

David Feffer – Chairman of the Meeting | Fábio Eduardo de Pieri Spina – Secretary

FILE No. 82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ nº 16.404.287/0001-55
N.I.R.E. nº 29.300.016.331

ANNUAL GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: April 27, 2005 at 10:00am, at the company's head office, Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suite 121, Pituba, Salvador, Bahia, Brazil. **PRESENT**: Stockholders representing more than 2/3 of the voting stock and holders of preferred shares without the right to vote; the auditors Ernst & Young Auditores Independentes S/S (CRC No. 2 SP 015199/O-6 FBA), represented by Ms. Renata Carolina Borelli (CRC No. 1SP 238522/O-1). **COMMITTEE OF THE MEETING**: Chairman: Bernardo Szpigel; Secretary: Luiz Cesar Pizzotti.

PUBLICATIONS AND DOCUMENTS READ:

a) Convocation published in the newspapers *Gazeta Mercantil*, the *Official Gazette of the State of Bahia*, and *A Tarde*, editions of April 12, 13 and 14.
b) Report of management, financial statements, and consolidated financial statements for the year ended December 31, 2004, statements of auditors and the Audit Board, published in the newspapers *Gazeta Mercantil, A Tarde* and the *Official Gazette of the State of Bahia*, on February 18, 2005.

DECISIONS TAKEN:

FIRST: The meeting approved the report of management, the financial statements, and the consolidated financial statements for the year ended December 31, 2004, accompanied by the statements of the external auditors and the Audit Board;

SECOND: The meeting decided that the net profit for the period (2004), in the amount of R$ 588,188,958.38 (five hundred and eighty eight million one hundred and eighty eight thousand nine hundred and fifty eight Reais and thirty eight centavos) should be allocated as follows: R$ 29,409,447.92 (twenty nine million four hundred and nine thousand four hundred and forty seven Reais and ninety two centavos) to the Legal Reserve; R$ 58,318,280.48 (fifty eight million three hundred and eighteen thousand two hundred and eighty Reais and forty eight centavos) to the Tax Incentive Reserve; R$ 324,311,863.72 (three hundred and twenty four million three hundred and eleven thousand eight hundred and sixty three Reais and seventy two centavos) to the Capital Increase Reserve; R$ 36,034,651.52 (thirty six million and thirty four thousand, six hundred and fifty one Reais and fifty two centavos) to the Special Statutory Reserve, and R$ 140,114,714.74 (one hundred and forty million one hundred and fourteen thousand seven hundred and fourteen Reais and seventy four centavos) for distribution as dividends, of which R$ 110,358,690.72 (one hundred and ten million three hundred and fifty eight thousand six hundred and ninety Reais and seventy two centavos) were previously distributed and paid in the form of Interest on Equity, according to decisions of the Board of Directors of September 20, 2004 and December 17, 2004, and the balance of R$ 29,756,024.02 (twenty nine million seven hundred and fifty six thousand and twenty four Reais and two centavos), corresponding to a dividend of R$ 0.09850 per common share and R$ 0.10836 per class "A" or "B", preferred share, excluding monetary adjustment, will be paid and/or credited on May 31, 2005;

THIRD: With BNDES Participações S.A – BNDESPAR, abstaining, the meeting elected the following to the Board of Directors, with a period of office up to the Ordinary Annual General Meeting of 2006: **Chairman - DAVID FEFFER** (CPF/MF n°. 882.739.628-49 - RG/SP n°. 4.617.720-6), Brazilian, married, industrial proprietor, resident and domiciled in São Paulo, São Paulo State, with commercial address at Av. Brigadeiro Faria Lima, 1355 - 9th floor, CEP: 01452-919; **Vice-Chairman – DANIEL FEFFER** (CPF/MF n°. 011.769.138-08 RG/SP n°. 4.617.718), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Av. Brigadeiro Faria Lima, 1355 - 9th floor, CEP: 01452-919; **Vice-Chairman – BORIS TABACOF** (CPF/MF n°. 000.616.035-20 - RG/SP n°. 6.167.083), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Av. Brigadeiro Faria Lima, 1355 – 10th floor, CEP: 01452-919; **other members**: **ANTONIO DE SOUZA CORRÊA MEYER** (CPF/MF n°. 215.425.978-20 - RG n°. 3.334.695), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Rua da Consolação, 247 - 5° andar – CEP 01301-903; **CLÁUDIO THOMAZ LOBO SONDER** (CPF/MF n°. 066.934.078-20 - RG n°. 2.173.952), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, at Rua Elias Cutait, 325, CEP: 05672-020; **JORGE FEFFER** (CPF/MF n°. 013.965.718-50 - RG/SP n°. 4.617.719-X), Brazilian, legally separated, company manager, resident and domiciled in São Paulo, São Paulo State, with commercial address at Av. Brigadeiro Faria Lima, 1355 - 9th floor, CEP 01452-919; **LUCIA MARIA COELHO WEAVER**, (CPF. n° 549.997.077-72 - RG. n° 265.074), Brazilian, single, engineer, resident and domiciled in Rio de Janeiro/RJ, with commercial address at Av. República do Chile, 100 – 7° andar, CEP 20031-917; **MARCO ANTONIO BOLOGNA** (CPF/MF n°. 685.283.378-04 - RG n° 6.391.996), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Av. Jurandir, 856, Hangar VII – 5°andar, CEP 04072-000, and **OSCAR DE PAULA BERNARDES NETO** (CPF/MF n° 037.057.307-20 – RG n° 7.158.672), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, Rua José de Cristo Moreira, 110, ap. 71, CEP 05688-090; it being declared that those elected are not subject to any of the legal impediments.

FOURTH: With the abstention of Gard P&I LTD, Microsoft Global Finance Limited, Alliance Collective Investment T S and BNDES Participações S.A – BNDESPAR, the holders of preferred shares elected the following three members of the Audit Board: **Mr. Odali Dias Cardoso** and **Mr. José Ivo dos Santos**, identified in full below, the first being the sitting member and the second his substitute member; and the controlling stockholders, in turn, elected to the Audit Board, as sitting members, **Mr. Luiz Augusto Marques Paes** and **Mr. Rubens Barletta** and, as their respective substitute members, **Mr. Roberto Figueiredo Mello** and **Mr. Luiz Gonzaga Ramos Schubert**, identified below, all having a period of office up to the Annual General Meeting of 2006. The Audit Board is thus made up as follows: **Sitting Members:** **Luiz Augusto Marques Paes** (CPF/MF n°. 045.320.388-47 - RG SSP/SP n°. 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Rua Gomes de Carvalho, 1306, 2° andar, Suite 22 - CEP. 04547-005; **Rubens Barletta** (CPF/MF n°. 397.909.328-04 - OAB/SP n°. 33.400), Brazilian, legally separated, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Rua Senador Paulo Egídio, 72 - 15th floor, CEP. 01006-010 and **Odali Dias Cardoso** (CPF n° 024.716.982/04 – RG SSP/MA n° 258.272.720.031), Brazilian, married, retired, resident and domiciled in Rio de Janeiro, RJ, with commercial address at Av. Borges de Medeiros, 829, CEP 22.430-040; and as their respective **Substitute Members**: **Roberto Figueiredo Mello** (CPF/MF n°. 532.755.358-20 - OAB/SP n°. 30.687), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Rua São Bento do Sul, 29, CEP. 05466-060; **Luiz Gonzaga Ramos Schubert** (CPF/MF n°. 080.501.128-53 - OAB/SP n°. 30.567), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with commercial address at Rua Senador Paulo Egídio, 72 - 15th floor, CEP. 01006-010 and **José Ivo dos Santos** (CPF/MF: n° 197.530.710/00 – RG SSP/RS n° 701.716.466-1) Brazilian, married, Accountant, resident and domiciled in Mata de São João, Bahia with commercial address at Rodovia BA 099, Km 74, s/n° - Linha Verde, Costa do Sauípe; it being declared that those elected are not subject to any of the legal impediments. Each sitting member of the Audit Board will receive the minimum remuneration specified by law.

FIFTH: The meeting set the value of the global annual remuneration of the managers of the Company at up to the equivalent in Reais of 4,500 (four thousand five hundred) times the Minimum Annual Salary of the Category, it being the responsibility of the Board of Directors, in accordance with the bylaws, to decide on the distribution of these amounts between its members and the Executive Officers;

SIXTH: The meeting authorized the publication of these minutes in the form provided for by §2 of Clause 130 of the Corporate Law.

Having been read and approved, these minutes were signed by those present.

Salvador, April 27, 2005.

____

Bernardo Szpigel
Chairman of the Meeting

____

Luiz Cesar Pizzotti
Secretary

File No. 82-3550



www.suzano.com.br
ri@suzano.com.br
IBOV: SUZB5



SUZANO
PAPEL E CELULOSE

Consolidated Results for 4Q04 and 2004

2004 accumulated net income of R$ 603 million

2004 accumulated Ebitda of R$ 1.04 billion

São Paulo, 17 February 2005: Suzano Bahia Sul Papel e Celulose S.A. ("*Suzano Papel e Celulose*", or "*the company*") - Bovespa ticker **SUZB5** - one of Latin America's largest integrated producers of pulp and paper, announces its consolidated results for the fourth quarter of 2004 (4Q04). The operational and financial figures in this release are the consolidated results, in Reais, according to the Brazilian Corporate Law accounting method. The figures reflect the transaction in which *Companhia Suzano de Papel e Celulose* ("*Companhia Suzano*") was merged into *Bahia Sul Celulose S.A.* ("*Bahia Sul*"), and the resulting company was renamed **Suzano Bahia Sul Papel e Celulose S.A.** For the best possible comparison with accounting and financial information for periods prior to the merger, we use the consolidated data of Companhia Suzano for the previous periods - in which the figures of Bahia Sul were consolidated.

Highlights of the quarter:

- **Startup of optimization project at Mucuri Unit added 60,000 tons/year market pulp capacity.**
- **Signed agreement jointly with VCP to acquire 60% of Ripasa.**
- **Brazilian recovery brings domestic paper sales volume in the 4Q04 back to 65% of total.**
- **Suzano Papel e Celulose earns FSC - Forest Stewardship Council - certification for forest management.**
- **Employees' private pension plan approved in 4Q - in effect since January 2005.**
- **Change in accounting of PIS and Cofins in 4Q affects revenue, COGS, operational margins.**

R$ million

Financial indicators	3Q04	4Q04	4Q03	2004	2003
Net sales	707.5	648.1	651.3	2,639.9	2,477.9
Net income	262.6	136.3	98.9	603.0	586.5
Ebitda*	307.7	224.2	228.6	1,038.9	1,000.2
Net income per share**	0.9248	0.4800	0.3485	2.1237	2.0658
Ebitda margin	43.5%	34.1%	35.1%	39.4%	40.4%
Net debt / LTM Ebitda	1.63	1.56	1.64	1.56	1.64

* Ebitda = Operating profit plus financial expenses, net FX variation effects, depreciation, depletion and amortization.

** Calculation: For the first two (pre-merger) quarters, uses a pro-forma consolidated result based on the post-merger stockholding structure. (Excludes treasury shares.)

Conference call on these results:	
Portuguese: 18 Feb. - 11 a.m. (Rio/São Paulo time) Access: +55 11 2101 1490 Replay: +55 11 2101 1490	**English:** 18 Feb. - 10 a.m. (New York) Access: +1 973 582 2757 Replay: +1 973 341 3080 PIN 5625449
Slide / audio webcast: www.suzano.com.br	

Introduction

During the fourth quarter we took an important step in our growth strategy, with the agreement to acquire, jointly with VCP, a total of 60% of the registered capital of Ripasa. We expect the first phase of the transaction, including the payments to Ripasa's present controlling stockholders, to be completed by 31 March 2005.

Four main factors affected our fourth quarter result: (i) the optimization project at the Mucuri pulp plant, put in place during programmed maintenance stoppage time, adding 60 thousand tons/year to our production capacity – and the impact of the learning curve for this improved equipment on volume and production costs; (ii) the appreciation of the Real against the dollar, reducing prices of exports in Reais; (iii) non-recurring tax provisions, in administrative expenses, caused by adoption of new criteria and strategy for recovery of these amounts; (iv) non-recurring expenditures related to the acquisition of Ripasa.

As part of our policy of attracting and retaining talent, we set up a defined-contribution private pension plan for our employees in 4Q04. Under the plan the company will make a full contribution in relation to previous years of work, calculated individually for each employee, paid over the period until each employee starts to receive the benefits of the plan. This plan took effect in January 2005.

Also in January 2005, we announced we earned the FSC (Forest Stewardship Council) certification for management of our forests in the Brazilian states of Bahia and Espírito Santo – a total of 100 thousand hectares, which supply the Mucuri unit. This was the fruit of our socially and environmentally responsible work in these regions.

The Real / dollar exchange rate – over the past two years

R$/US$	4Q04	3Q04	4Q03	2004	2003
Start of period	2.8586	3.1075	2.9234	2.8892	3.5333
End of period	2.6544	2.8586	2.8892	2.6544	2.8892
Average	2.7861	2.9773	2.9000	2.9263	3.0775

-8% (2004, start to end of period); -18% (2003, start to end of period); -5% (average 2004 vs 2003)

Source: Brazilian Central Bank.

The pulp market

Average eucalyptus pulp price CIF Europe increased by about 3% to US$518 per ton, and our volume sold was 21.2% higher than in 2003, at 490.1 thousand tons.

World pulp producers stocks varied greatly over the year. They peaked at 41 days' production in August, after the temporary reduction of demand in China and the northern hemisphere summer, and fell at the end of the year to 31 days' production, pointing to a probable improvement in prices in 2005.

With the recovery in the price of eucalyptus pulp (CIF Northern Europe) in the quarter, to US$520 per ton in November, the average price in the quarter was US$507/ton, in line with 3Q04. This reflects the resumption in world demand, and the continued devaluation of the dollar against the Euro. In February of 2005, pulp prices were: USA – US$ 585/ ton, Europe – US$ 550/ ton, Asia – US$ 500 / ton.

The paper market

As a result of the recovery in Brazilian economic activity, the domestic market for paper improved considerably in 2004. The company had flexibility to direct more sales to the domestic market – and in fact increased its domestic sales volume by 17.3% and reduced export volumes by 8.5%.

Preliminary Bracelpa figures show Brazilian production of printing and writing paper and paperboard, in the segments in which we operates, increasing 5.9%, to 2.74 million tons, in 2004. In the context of this change, our share of total production was 28.2%, compared to 30.2% the previous year.

In the external market, led by firm demand in North America, average prices recovered by an average of 5.6%, in spite of the appreciation of the Real at the end of the year. Export prices of printing and writing papers in reels were US$ 283 per ton higher than average pulp prices.

The level ofpaper demand in 4Q04 was in line with the previous nine months of the year. Reflecting this strength, our domestic paper sales volume reached 65% of our total paper sales volume.

Pulp production and cash cost

Our total production in 2004 was 1.239 million tons, 3.1% more than in 2003: 456 thousand tons of market pulp (up 7.4%), and 783 thousand tons of papers (up 0.8%).

Our market pulp production cash cost, including the cost of the wood was R$ 507/ton, (equivalent to US$173/ton), in 2004, that represents an increase of 14% compared to 2003. The difference can mainly be attributed to the maintenance stoppage at Mucuri pulp plant for the optimization project and its "learning curve" that reduced pulp output, and also caused higher expenses on chemicals and energy. Moreover there were an increase in chemical prices and cost of personnel.

As a result of the programmed stoppage for improvements at the Mucuri plant, and the learning curve for the improved equipment, our total production of all products in 4Q04, at 285.7 thousand tons, was 8.2% lower than in 4Q2003 - made up of 76.1 thousand tons of market pulp and 209.6 thousand tons of paper. Due to (i) the appreciation of the Real against the dollar; (ii) this non recurring decrease in production volume, which caused an increase in consumption of chemicals and fuel; and (iii) the increase in prices of some chemical inputs, our pulp production cash cost reached, including the cost of wood in 4Q04 R$ 673/ton, or US$241/ton, which compares with R$ 429, or US$148, per ton in 4Q03, and R$ 472 or US$159 per ton in 3Q04. This variation is explained by the non recurring effects described above, reflecting in an increase of R$ 150 (or US$ 54) per ton. Price increases in some raw materials represented approximately R$ 35 (or US$ 12.5) per ton.

Accounting of the PIS / Cofins taxes

Due to the modification in the PIS / Cofins tax cumulative structure, as of February 2004, the combined rates of these taxes were increased from 4.65% to 9.25%. Following the implementation of this new tax legislation, we began posting the related debits and credits, respectively, in Net sales and Cost of sales. Any comparison of these lines, and profit margins, between 2003 and 2004 should thus take into account this fact arising from the change in the tax environment.

In 4Q04 we reclassified the accounting of these taxes. This impacted four lines: *Deductions from sales, Net sales, Cost of sales* and *Gross profit*. In the published results for the first three quarters of 2004, we posted the net effect of the debits and credits for PIS and Cofins as deductions from net sales revenue. To optimize the accounting treatment, and to follow the trend in accounting practices of our industry, we have now separated the debits and credits. The total of these credits for the first 9 months of 2004 (R$ 89,816) was reclassified from *Deductions from sales* to *Cost of sales* in the income statement. The amounts for the three quarters were respectively R$ 22,841, R$ 33,218, and R$ 33,759. We posted the related debits in *Cost of sales.* The new treatment does not affect the rest of our financial statements. The following table shows the reclassifications made.

R$ '000

	1Q04	2Q04	3Q04
Gross revenue from sales	711,101	732,948	808,064
Deduction under previous criteria	(54,544)	(59,113)	(66,845)
Net revenue from sales, under previous criterion	**656,557**	**673,835**	**741,219**
Non-cumulative PIS and Cofins credits	*(22,841)*	*(33,218)*	*(33,759)*
Net sales revenue, new criterion	**633,716**	**640,617**	**707,460**
COGS under previous criterion	**(377,765)**	**(391,585)**	**(394,111)**
Non-cumulative PIS and COFINS credits	*22,841*	*33,218*	*33,759*
COGS, new criterion	**(354,924)**	**(358,367)**	**(360,352)**
Gross profit, by both criteria	**278,792**	**282,250**	**347,108**
Previous gross margin	42.5%	41.9%	46.8%
New gross margin	44.0%	44.1%	49.1%

Net sales

In 2004 we sold a total of 1.284 million tons, 11.3% more than in 2003. As a result of the improved domestic demand, domestic sales were 570 thousand tons, compared with 469 thousand tons in 2003. Exports grew 4.3%, to 714 thousand tons, equivalent to 55.6% of the volume sold, compared to 59.3% in the previous year. Our exports continued to be diversified, in 2004, going to 77 countries.

On volumes sold 11.3% higher than in 2003, and average price 4.3% lower - and after the negative accounting effect of the debit of the PIS and Cofins on net sales - net sales in 2004 were R$ 2,639.9 million in 2004, 6.5% higher than in 2003.

Net Sales


R$ Million
3.000
2.500
2.000
1.500
1.000
500
0
1.420
42%
58%
1.785
43%
57%
2.068
48%
52%
2.478
50%
50%
2.640
49%
51%
2000
2001
2002
2003
2004
Domestic market
Export market

In the domestic market, net sales increased by 10.1%, to R$ 1,358.8 million - on a 21.5% increase in volumes sold, offset by a 9.3% reduction in average price, the price change being partially explained by an increase from 10.7% to 13.7% in pulp sales volume as a percentage of total domestic sales. In exports, net sales revenue increased 3.0%, to R$ 1,281.1 million, reflecting a 4.3% increase in volumes sold, and a reduction of 1.3% in average prices in Reais, in the period. The change in average price represents increases in dollars of 11.0% in average paper prices and 1.8% in pulp prices, offset by the appreciation of the average Real from 2003 to 2004, and also the increase in pulp volume as a percentage of total exports, from 51.8% in 2003 to 57.7% in 2004.

2004 Net sales breakdown


10%
18%
47%
25%

■ Uncoated P&W ■ Pulp ■ Paperboard ■ Coated P&W

2004 Export sales - in thousand tons


12%
1%
43%
21%
23%

■ Europe ■ Latin America ■ Asia ■ North America ■ Other

Our net sales in 4Q04 was R$ 658.1 million, 1.1% higher than in the fourth quarter of 2003, in spite of the negative effect of the PIS/Cofins accounting. The change reflected volumes sold 1.6% lower, with average price in Reais 2.7% higher.
Taking into account the effect of the reclassification of PIS and Cofins, net sales revenue was 7% lower than in the third quarter, on volume sold 6.3% lower, and also average price 0.7% lower.

Net sales from pulp

At R$ 649.5 million, our net sales from pulp was 13.8% higher than in 2003. This primarily reflected sales volume 21.2% higher, at 490.1 thousand tons, compensating a reduction of 6.1% in average price of pulp in Reais - to R$ 1,325.4 per ton in 2004. The reduction of the average price in Reais reflects the appreciation of the Real.

Our pulp net sales in 4Q04 was R$ 131.0 million, 13% lower than a year before (4Q03). The difference reflects volume sold 4.6% lower and average prices in Reais 8.8% lower. The volume reduction is due to the maintenance stoppage at the Mucuri unit, and the subsequent learning curve on the improved pulp mill equipment; and the reduction in prices in Reais reflects the appreciation of the Real against the dollar.

Pulp Sales Volume


Thousand tons
150
100
50
-
136
114
22
110
92
18
116
103
13
3Q04
4Q04
4Q03
Domestic market ■ Export market

Pulp Net Sales


Net sales - R$ million
200
150
100
50
-
185
156
29
131
110
21
151
133
17
3Q04
4Q04
4Q03
Domestic market ■ Export market

Net sales from paper

Our net sales from paper in 2004 totaled R$ 1,990.4 million, an increase of 4.4% from 2003. The positive effect of a 5.9% increase in volume sold, to 793.7 thousand tons in 2004, was partially offset by a 1.5% reduction in the average price of papers, to R$ 2,507.7 per ton in 2004. The increase in paper volumes sold was mainly a reflection of the increase in demand in the domestic market - where our volume sold was 17.3% higher than in 2003, totaling 491.6 thousand tons, or 62% of our total sales of paper - compared with 56% in 2003.

Our paper net sales in 4Q04 was R$ 527.2 million, 5.3% more than in the same period of 2003, reflecting volumes sold 0.2% higher and average prices 5.1% higher in Reais. Sales to the domestic market were 65.0% of total paper volumes sold, in the quarter, which compares with 52.3% in 4Q03.


Paper sales volume
Thousand tons
250
200
150
100
50
-
203
207
207
73
72
99
130
135
108
3Q04
4Q04
4Q03
Domestic market
Export market
Paper net sales
Net Sales - R$ million
600
500
400
300
200
100
-
556
527
501
183
178
205
373
349
296
3Q04
4Q04
4Q03
Domestic market
Export market

Cost of sales

The average unit cost of products sold in 2004 was R$ 1,128.54, 3.4% lower than in 2003, after the effect of the PIS and Cofins credits on purchases of raw materials, services and other inputs related to production, and on initial inventories and depreciation. Without this effect, average unit cost was R$ 1,228.94, or 5.2% more than in 2003. The main factor in this growth was the higher cost of production caused by the period of maintenance at the Suzano unit in the second quarter of 2004 for the modernizations of the B8 paper machine and Mucuri pulp plant for the optimization project - which increased its output capacity by 60 thousand tons/year, respectively. The beginning of this "learning curve" of the new facilities reduced pulp and paper output, and also caused the following non-recurring effects: (i) higher consumption of fuel, energy and chemicals; (ii) purchase of pulp for production of paper; (iii) higher spending on maintenance; and (iv) less dilution of fixed costs. These factors were compensated mainly by: (a) higher proportion of pulp in total volume sold; (b) higher concentration of sales in the domestic market, where the distribution cost is lower; and (c) the impact of the appreciation of the Real on dollar-denominated costs, especially logistics.

4Q04 average unit cost of products sold was R$ 1,183.06/ton, 2.2% below than in 4Q03, considering the effect of the PIS / Cofins taxes. Without this effect, the average unit cost would have reached R$ 1,306.3 / ton, or 8.0% higher than in 4Q03. The main reason for this increase was the impact derived from the maintenance stoppage, and from the optimization and learning curve of the new facilities, as already explained.

Gross profit

Gross profit, at R$ 1,191.1 million, was 5.3% higher than in 2003. The effect of the new accounting of the PIS and Cofins taxes produced a positive impact on gross margin, while there was a negative effect from the R$ 22.5 million increase in depreciation caused by the volume of capital expenditure investment completed (assets in the modernization or optimization projects which began to be used for the first time).

4Q04 gross profit was R$ 283.0 million, 8.1% higher than in 4Q03, with gross margin of 43.0%, compared to 40.2% in 4Q03. This comparison should be seen in the context of the new accounting rules, as explained above.

Selling expenses

Selling expenses grew from 5.7% of net sales in 2003 to 5.8% in 2004. The components of the increase, of R$ 12.5 million, were: R$ 5.8 million in logistics expenses, R$ 3.6 million in personnel expenses and R$ 3.1 million in domestic market distribution expenses.

Our selling expenses in 4Q04 were R$ 51.7 million, 28.3% higher than in the fourth quarter of the previous year. *The main differences were (i) an increase in provision for doubtful accounts of* R$ 5.0 million, (ii) increase of R$ 2.7 million in distribution expenses and (iii) higher marketing investments. In the comparison with 3Q04, selling expenses were 41.2% higher, due to (i) increase in provision for doubtful accounts; (ii)higher investment on marketing and distribution, and (iii) a salary adjustment of 6%.

General and administrative expenses

Despite the reduction of R$ 4.5 million in fixed personnel expenses, General and administrative expenses were 11.6% higher, at R$ 224.7 million, in 2004, due to a R$ 7.6 million increase in expenses related to the profit-sharing program, and the following provisions and non-recurring items: (ii) R$ 6.7 million in expenses related to the organizational restructuring, the debenture issue and the acquisition of Ripasa; (iii) a tax provision (ICMS) of R$ 11.9 million, reflecting adoption of new criteria and strategy for recovery of this amount; and (iii) labor provisions totaling R$ 5.0 million. None of the provisions reflects disbursement of their full amount in cash in the period. As a percentage of net sales, G&A expenses increased from 8.1% in 2003 to 8.5% in 2004.

Our general and administrative expenses in 4Q04, at R$ 73.2 million, were 53.5% higher than in 4Q03, and 25.0% higher than in 3Q04. The main components of the increase are: (a) fixed and variable personnel expenses R$ 8.7 million higher, and (b) two non-recurring provision items: (i) R$ 5.5 million for labor provisions, (ii) R$ 6.5 million in tax provisions, and (iii) expenses of R$ 1.9 million related with Ripasa's acquisition process.

Ebitda

Ebitda increased by 3.9%, to R$ 1.0389 billion in 2004, from R$ 1.0002 billion in 2003. Ebitda margin on net sales, however, declined from 40.4% in 2003 to 39.4% in 2004 - in spite of a positive effect of 2,7 percentage points from the change in the accounting of PIS and Cofins. The *main factors in this decline were: (i) the appreciation of the Real against the dollar; (ii) the* process of modernization and optimization of the Suzano and Mucuri units, which increased production capacity by 43 thousand tons/year of paper and 63 thousand tons/year of pulp; and (iii) increased provisions and expenses caused by the process of restructuring of the company.

Our 4Q04 Ebitda was R$ 224.2 million, 1.9% lower than in the same quarter of the previous year, and 27.1% less than in 3Q04. The difference mainly represents the non-recurring factors which affected our expenses in 4Q04, the improvements at the Mucuri pulp mill which increased production costs, and the appreciation of the Real against the dollar – both during the quarter and in comparison to 3Q04 – and also to the reduction in pulp sales volume.

Net financial income / expenses

In 2004 this line was a net expense of R$ 67.5 million, compared with net financial income of R$ 76.9 million in 2003. A substantial part of this difference arises from the effect of monetary and FX variations on the values of assets and liabilities denominated in US dollars. In 2004 there was a net FX-related gain of R$ 61.4 million, which compares with a net FX-related gain of R$ 318.5 million in the previous year. These amounts do not necessarily represent outflow or inflow of funds in the respective periods.

In 4Q04 this line posted net financial income of R$ 21.0 million, compared with a net financial expense of R$ 50.7 million in 4Q04. The variation reflects the appreciation of the Real, with its positive effect on the dollar-denominated part of our debt, and also a lower average dollar in 2004, reducing the amount of our debt in Reais, resulting in lower interest payments. Monetary and FX effects within this line totaled a net gain of R$75.5 million in the 4Q04, compared with a net gain of R$ 8.6 million in 4Q04. These amounts do not necessarily represent outflow or inflow of funds in the respective periods.

Income tax and Social Contribution

It was registered a provision of R$ 198.0 million in 2004, versus R$ 259.0 million in 2003. The reduction is mainly related to a lower FX variation gain in 2004, reducing taxable income.

In 4Q04 we provisioned R$ 57.9 million for payment of income tax and the Social Contribution, compared with R$ 17.6 million in 4Q03. This difference is mainly due to the effect of the net FX variations, resulting in higher taxable income in this quarter.

Net income

2004 net income was a record, at R$ 603.0 million (R$ 2.12 per share), compared with R$ 586.5 million (R$ 2.07 per share - a pro-forma calculation using the new, post-merger stockholder base) in 2003. As well as the factors described above, the appreciation of the Real in the period also contributed to the increase.

Net income of Suzano Papel e Celulose in 4Q04 was R$ 136.3 million, 37.8% higher than in the fourth quarter of 2003.

Cash and debt

We have been putting into practice a strategy of lengthening our debt profile, to reduce the rollover risk on our short-term debt.

Net debt at 30 December 2004 was R$ 1,616.0 million, or US$ 608.8 million, compared to R$ 1,702.4 million, or US$ 595.6 million, on 30 September 2004. Net debt / acummulated Ebitda annualized, at the end of September, was 1.56, compared to 1.57 at the end of September 2004.

Capital expenditure

In 2004 we invested R$ 617.9 million - or US$ 211.2 million - of which (i) R$ 43.5 million was invested in expanding the area of our forests; (ii) R$ 277.0 million was invested in industrial modernization, of which R$ 195.5 million in the Mucuri unit and R$ 81.5 million in the Suzano unit; (iii) R$ 184.9 million went into current capital expenditure; (iv) R$ 48.0 million was spent on the Capim Branco hydroelectric power plant; and (v) R$ 64.5 million was spent in other items, including an R$53.9 million in accounting writedown of the profits on inter-company sales of fixed assets as part of the merger, in June 2004, which generated an accounting increase in fixed assets.

The most important change in the Suzano unit was modernization of the B8 paper machine, which produces uncoated printing and writing paper. This modernization improved machine productivity and eficiency and reduced unit production cost.,Production capacity for these products was increased by 43 thousand tons/year.

At the Mucuri unit, optimization of the output of the pulp line increased our pulp production capacity by 60 thousand tons/year - to 645 thousand tons/year, of which 455 thousand tons/year will be sold direct to the market and the rest used in our own production of paper.

Also in Mucuri, construction of the second pulp mill is planned to begin in 2005, after the Board go-ahead. The mill is expected to start operating in third quarter 2007, will be the result of investment of an estimated US$1.28 billion, and will have capacity for 1.0 million tons/year. This will subsequently be expanded to 1.1 million tons/year, without additional investment. With only marginal investment, 150 thousand tons/year of capacity will be added by 2013, bringing the total to 1.25 million tons/year.

Capital expenditure in fourth quarter 2004 totaled R$ 109.3 million - or US$ 39.2 million - of which (i) R$ 3.7 million was invested in expanding the area of our forests; (ii) R$ 77.1 million was invested in industrial modernization, of which R$ 71.5 million in the Mucuri unit and R$ 5.6 million in the Suzano unit; (iii) R$ 5.9 million went into current capital expenditure; (iv) R$ 20.6 million was spent on the Capim Branco hydroelectric power plant; and (v) R$ 2.0 million was spent in other items.

Subsequent events

In December 2004 our new private pension plan for the company's employees was approved, and it was put into effect in January 2005, further enhancing our strategy of attracting and retaining talent. All the company's employees were included in this project. Its basic features are the concept of defined contribution, and the age of 65 as the contribution limit.

In January 2005, Suzano Papel e Celulose received FSC - Forest Stewardship Council - certification for the management of its forests in the states of Bahia and Espírito Santo (100 thousand hectares), and also for the industrial activities at the Mucuri Unit. The FSC seal of recognition was created in 1993, to recognize environmental conservation and sustainable development in forests.

Also in January, the Board approved contracting of Unibanco Investshop Corretora de Valores Mobiliários e Câmbio S.A. (Unibanco) as market maker for the first series of the third issue of our 10-year debentures issued in August 2004 (trading ticker SUZB13).

Suzano Bahia Sul Papel e Celulose is one of the largest fully integrated producers of pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with a leadership position in key Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements. Such statements are subject to known and unknown risks and uncertainties that could cause the company's actual results to differ materially from those set forth in the forward- looking statements. These risks include changes in future demand for the company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

- - - Six pages of tables follow - - -

Contacts:

1) **Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro / Simone Capersmidt

2) **Press office: GWA Comunicação Integrada – gwa@gwacom.com / 5511 3816 3922**

Fernanda Burjato / Regina Maia

3) **Exports: sales@suzano.com.br**

4) **Full name of the company: Suzano Bahia Sul Papel e Celulose S.A.**

Data on volume, average price in Reais and US$, and the calculation of Ebitda are unaudited.

Production volume **(Thousands of tons)**

	3Q04	4Q04	4Q03	2004	2003
Pulp	134,4	76,1	117,5	456,3	424,9
Coated P&W	22,7	20,6	20,9	84,2	84,0
Paperboard	48,1	49,5	48,8	186,2	197,6
Uncoated P&W	135,8	139,5	124,1	512,3	494,7
Total	**341,0**	**285,7**	**311,4**	**1.239,0**	**1.201,3**

Net sales revenue and sales volume **(Thousands of tons)**

	3Q04		4Q04		4Q03		2004		2003	
	R$	Tons	R$	Tons	R$	Tons	R$	Tons	R$	Tons
Domestic Market	**368.948**	**152,1**	**370.161**	**153,0**	**313.107**	**120,8**	**1.358.821**	**569,7**	**1.234.118**	**469,0**
Pulp	26.340	21,8	21.261	18,5	17.259	12,7	89.277	78,1	73.054	50,0
Coated	60.385	20,0	55.622	18,7	54.996	18,1	219.430	74,2	220.874	70,1
Paperboard	94.115	34,7	92.339	33,7	72.286	26,7	341.246	127,8	295.195	107,2
P&W	188.108	75,5	200.939	82,1	168.566	63,3	708.868	289,6	644.995	241,8
Export Market	**338.512**	**186,5**	**287.980**	**164,2**	**338.153**	**201,4**	**1.281.113**	**714,2**	**1.243.805**	**684,5**
Pulp	155.503	113,7	109.706	91,8	133.265	102,9	560.272	412,0	497.605	354,3
Coated	7.418	2,8	9.426	3,7	7.139	3,0	31.676	12,8	20.331	8,0
Paperboard	31.677	13,9	23.695	10,4	45.076	23,9	122.932	58,7	169.953	91,3
P&W	143.914	56,1	145.153	58,3	152.673	71,6	566.233	230,6	555.916	231,0
Total	**707.460**	**338,6**	**658.141**	**317,1**	**651.260**	**322,1**	**2.639.934**	**1.283,8**	**2.477.923**	**1.153,6**
Pulp	181.843	135,6	130.967	110,2	150.524	115,6	649.549	490,1	570.659	404,3
Coated	67.803	22,9	65.048	22,3	62.135	21,0	251.106	86,9	241.205	78,0
Paperboard	125.792	48,6	116.034	44,1	117.362	50,7	464.178	186,6	465.148	198,5
P&W	332.022	131,6	346.092	140,4	321.239	134,9	1.275.101	520,2	1.200.911	472,7

Consolidated balance sheet

(R$ '000)

	Dec 31, 2004	Dec 31, 2003
CURRENT ASSETS		
CASH AND CASH EQUIVALENT	1,086,220	1,332,451
TRADE ACCOUNTS RECEIVABLE	560,260	412,148
OTHER ACCOUNTS RECEIVABLE	12,314	24,315
INVENTORIES	405,995	383,841
RECOVERABLE TAXES	30,885	45,147
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	106,075	62,137
PREPAID EXPENSES	5,286	10,649
	2,207,035	**2,270,688**
NON CURRENT ASSETS		
RELATED PARTIES	11	-
RECOVERABLE TAXES	25,532	26,345
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	137,853	187,899
ADVANCES TO SUPPLIERS	81,001	49,354
JUDICIALDEPOSITS	29,308	23,979
OTHER ACCOUNTS RECEIVABLE	24,025	10,767
	297,730	**298,344**
PERMANENT ASSETS		
INVESTMENTS	25,796	23,622
PROPERTY, PLANT AND EQUIPMENT	3,459,870	3,060,498
DEFERRED CHARGES	1,418	345,340
	3,487,084	**3,429,460**
TOTAL ASSETS	**5,991,849**	**5,998,492**

	Dec 31, 2004	Dec 31, 2003
CURRENT LIABILITIES		
TRADE ACCOUNTS PAYABLE	133,730	152,479
LOANS AND FINANCING	789,680	1,444,468
DEBENTURES	24,784	-
ACCRUED SALARIES AND PAYROLL TAXES	52,207	46,459
TAXES PAYABLE OTHER THAN ON INCOME	16,220	8,978
INCOME AND SOCIAL CONTRIBUTION TAXES	2,897	5,975
DIVIDENDS PAYABLE	81,836	120,503
OTHER ACOUNTS PAYABLE	67,251	84,115
RELATED PARTIES	504	1,613
	1,169,109	**1,864,590**
NON CURRENT LIABILITIES		
LOANS AND FINANCING	1,412,330	1,533,347
DEBENTURES	475,384	-
ACCOUNTS PAYABLE	29,538	32,842
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES	13,147	27,713
PROVISION FOR CONTINGENCIES	146,080	105,501
		-
	2,076,479	**1,699,403**
MINORITY INTERESTS	-	**115,606**
SHAREHOLDER´S EQUITY		
SHARE CAPITAL	1,477,963	1,287,737
CAPITAL RESERVES	342,685	26,741
REVALUATION RESERVES	-	34,281
PROFIT RESERVES	940,693	970,158
TREASURY SHARES	(15,080)	(24)
ACCUMULATED PROFIT	-	-
	2,746,261	**2,318,893**
TOTAL LIABILITIES	**5,991,849**	**5,998,492**

Consolidated income statement **(R$ '000)**

	2004	A.V.%	2003	A.V.%	2004X2003
NET SALES	**2,639,934**	**100.0%**	**2,477,923**	**100.0%**	**6.5%**
COST OF SALES	(1,448,832)	-54.9%	(1,347,294)	-54.4%	7.5%
GROSS PROFIT	**1,191,102**	**45.1%**	**1,130,629**	**45.6%**	**5.3%**
SELLING EXPENSES	(152,971)	-5.8%	(140,471)	-5.7%	8.9%
GENERAL AND ADMINISTRATIVE EXPENSES	(224,711)	-8.5%	(201,412)	-8.1%	11.6%
FINANCIAL EXPENSES	(252,029)	-9.5%	(352,843)	-14.2%	-28.6%
FINANCIAL INCOME	123,068	4.7%	111,180	4.5%	10.7%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(286)	0.0%	(1,054)	0.0%	-72.9%
AMORTIZATION OF GOODWILL	-	0.0%	(41,687)	-1.7%	-100.0%
OTHER OPERATING INCOME	25,093	1.0%	33,221	1.3%	-24.5%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**709,266**	**26.9%**	**537,563**	**21.7%**	**31.9%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	61,418	2.3%	318,516	12.9%	-80.7%
OPERATING PROFIT	**770,684**	**29.2%**	**856,079**	**34.5%**	**-10.0%**
NONOPERATING INCOME	30,072	1.1%	13,592	0.5%	121.2%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TA	**800,756**	**30.3%**	**869,671**	**35.1%**	**-7.9%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(197,797)	-7.5%	(258,988)	-10.5%	-23.6%
NET INCOME BEFORE MINORITY INTEREST	**602,959**	**22.8%**	**610,683**	**24.6%**	**-1.3%**
MINORITY INTEREST	-	0.0%	(24,165)	-1.0%	0.0%
NET INCOME FOR THE PERIOD	**602,959**	**22.8%**	**586,518**	**23.7%**	**2.8%**
DEPRECIATION / DEPLETION / AMORTIZATION	200,430		178,255		
EBIT	838,513		821,967		
EBITDA	1,038,943		1,000,222		
GROSS PROFIT / NET SALES	45.1%		45.6%		
EBITDA / NET SALES	39.4%		40.4%		
NET DEBT / EBITDA (anualized)	1.56		1.64		

Consolidated income statement **(R$ '000)**

	3Q04	4Q04	4Q03	4Q04X3Q04	4Q04X4Q03
NET SALES	**707,460**	**658,141**	**651,260**	**-7.0%**	**1.1%**
COST OF SALES	(360,352)	(375,189)	(389,617)	4.1%	-3.7%
GROSS PROFIT	**347,108**	**282,952**	**261,643**	**-18.5%**	**8.1%**
SELLING EXPENSES	(36,644)	(51,727)	(40,308)	41.2%	28.3%
GENERAL AND ADMINISTRATIVE EXPENSES	(58,429)	(73,241)	(47,062)	25.4%	55.6%
FINANCIAL EXPENSES	(70,307)	(73,782)	(75,377)	4.9%	-2.1%
FINANCIAL INCOME	26,880	19,305	16,076	-28.2%	20.1%
EQUITY INCOME INSUBSIDIARIES AND AFFILIATES	(40)	(38)	(178)	-5.0%	-78.7%
AMORTIZATION OF GOODWILL		-	(10,421)	0.0%	-100.0%
OTHER OPERATING INCOME	5,155	11,738	8,543	127.7%	37.4%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**213,723**	**115,207**	**112,916**	**-46.1%**	**2.0%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	128,655	75,511	8,651	-41.3%	772.9%
OPERATING PROFIT	**342,378**	**190,718**	**121,567**	**-44.3%**	**56.9%**
NONOPERATING INCOME	7,568	3,460	34	-54.3%	10076.5%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TA	**349,946**	**194,178**	**121,601**	**-44.5%**	**59.7%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(87,366)	(57,883)	(17,610)	-33.7%	228.7%
NET INCOME BEFORE MINORITY INTEREST	**262,580**	**136,295**	**103,991**	**-48.1%**	**31.1%**
MINORITY INTEREST		-	(5,051)	0.0%	0.0%
NET INCOME FOR THE PERIOD	**262,580**	**136,295**	**98,940**	**-48.1%**	**37.8%**
DEPRECIATION / DEPLETION / AMORTIZATION	50,492	54,474	45,789		
EBIT	257,190	169,722	182,816		
EBITDA	307,682	224,196	228,605		
GROSS PROFIT / NET SALES	49.1%	43.0%	40.2%		
EBITDA / NET SALES	43.5%	34.1%	35.1%		
NET DEBT / EBITDA (anualized)	1.38	1.56	1.80		

Cash flow (R$ '000)

	2004	2003
Cash flows from operating activities		
Net income for the year	602,959	586,518
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	200,430	178,255
Result on sale of property, plant and equipment	(47,560)	(12,520)
Equity interest in subsidiaries and affiliates	286	1,054
Amortization of goodwill	-	41,687
Minority interests	-	24,165
Interest, exchange and monetary varation of noncurrent assets and liabilities	(45,827)	(291,575)
Increase in provisions	40,579	16,276
Deferred income and social contribution taxes	(8,458)	141,661
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	(148,112)	(3,326)
(Reduction) Increase in other current and non-current assets	(39,960)	(132,698)
Increase (reduction) in other current liabilities	(68,781)	59,513
Net cash from operating activities	485,556	609,010
Cash flows from investing activities		
Acquisition of investments	(3,011)	(1,718)
Acquisition of property, plant and equipment	(617,936)	(540,804)
Increase of deferred charges	(248)	(3,975)
Elimination of minority interest	(115,606)	-
Credit from disposal of investments	-	503,287
Loss on disposal of investment	-	(83,330)
Income tax incentive	6,182	-
Receipt from sale of property, plant and equipment	90,091	33,938
Net cash used in investing actitivities	(640,528)	(92,602)
Cash flows from financing activities		
Capital contribution	1,669	150,000
Setup of special good will reserve on downstream merger	108,723	-
Equity increase from elimination of minority interest	115,606	-
Profit on intercompany fixed assets dispolsal non longer eliminated take over	53,862	-
Acquisition of its own shares due to the downstream merger	(1,741)	-
Dividends paid	(178,782)	(126,990)
Loans received	1,638,757	1,428,762
Loans paid to controlling shareholders	-	(653,309)
Payment of loans	(1,803,889)	(1,302,924)
Net cash from financing activities	(65,795)	(504,461)
Effects of exchange rate variation on cash and cash equivalents	(25,464)	(21,558)
Increase (decrease) in cash and cash equivalents	(246,231)	(9,611)
Beginning of year	1,332,451	1,342,062
End of year	1,086,220	1,332,451

Loans and financings **(R$ '000)**

	Index	Interest	2004	2003
For acquisition of equipament				
BNDES - Finem	TJLP (1) (2)	10.02%	467,487	391,755
BNDES - Finem	Cesta de moedas (1) (2)	10.78%	100,767	62,314
BNDES - Finame	TJLP (1) (2)	9.44%	36,197	41,779
BNDES - Automático	TJLP (1) (2)	9.14%	4,752	5,327
BNDES - Crédito Rural	-	8.75%	3,517	-
Working capital				
Exporting financing	US$	4.74%	1,456,760	2,087,253
Syndicated loan	US$	3.78%	-	220,744
Resolution 63	US$	2.50%	-	70,967
FMO	US$	8.69%	36,001	39,846
Importation financing	US$	2.83%	86,298	46,062
Others	US$	5.50%	10,231	11,768
			2,202,010	2,977,815
Current liabilities			789,680	1,444,468
Noncurrent liabilities			1,412,330	1,533,347

The long-therm portion of loans and financing mature as follows:

	2004	2003
2005	-	629,609
2006	534,643	438,752
2007	308,022	169,709
2008	203,651	104,775
2009	151,811	88,444
2010	98,177	102,058
2011 and forward	116,026	-
	1,412,330	1,533,347

(1) Capitalization of amount by which TJLP (Long-term Interest Rate, published by Brazilian Central Bank) exceeds 6%.
(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

DEBENTURÊS

		Value			Index	Interest	Rescue
Emission	Series	Units	Current	Noncurrent			
3rd	1st	333,000	20,937	322,980	IGP-M	10% *	04/01/2014
3rd	2nd	167,000	3,847	152,404	USD	10.38%	04/01/2014
			24,784	475,384			

* The contractual interest was 8% p.a. The effective interest rate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two-issue debenture, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Regulation Nº 404, by granting premium and discount on the issue price. Effectively interest defined in this process was equal to 10% p.a. paid semi-annually.

The second serie, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a., paid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the Company's consolidated financial statements. At the end of the year, the Company had not defaulted on any covenants.

This operation was classified under risk level AA – (bra) of "Fitch Atlantic Ratings".

File No. 82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br


BOVESPA

NÍVEL 1
MERCADO


Latibex

Slide / Audio webcast:

In English:
20 April – 2 p.m. (New York)

Access: 1 973-935-2121 - Password: 5942670
Replay: 1 973-341-3080 - Password: 5942670

In Portuguese:
20 April – 5 p.m. (São Paulo time)

Access: +55 11 2101 1490 – Password: Suzano
Replay: +55 11 2101 1490 – Password: Suzano

Suzano Papel e Celulose announces consolidated results for First Quarter 2005.

1Q 2005 Ebitda of R$ 211.6 million

São Paulo, 20 April 2005: Suzano Papel e Celulose (*"Suzano Papel e Celulose"* or *"the Company"*) – Bovespa ticker **SUZB5,** one of Latin America's largest integrated producers of pulp and paper, announces its consolidated results for the first quarter of 2005 (1Q05). The operational and financial figures in this release are the consolidated results, in Reais, according to the Brazilian Corporate Law accounting method. The information presented already contemplates the effects of the acquisition of the control of Ripasa S.A. Celulose e Papel ("Ripasa") in our Balance Sheet.

Highltighs:

- **Increase in eucalyptus pulp prices, led by demand in the US and China.**
- **Acquisition of control of Ripasa, jointly with VCP.**
- **Retraction of domestic demand for papers reduced domestic market sales volume.**
- **The stronger Real affected margins.**
- **Sound performance of our equipment helped to reduce our cash cost of pulp.**
  - **Record production level of pulp and final products in March.**

Em R$ Mil

Financial Indicators	4Q04	1Q05	1Q04
Net Sales	658,141	580,321	633,716
Net Income	136,295	90,983	115,915
Ebitda*	224,196	211,566	252,932
Net Income per share	0.4800	0.3205	0.4238
Ebitda Margin	34.1%	36.5%	39.9%
Net Debt / LTM Ebitda	1.80	2.51	1.68

* Ebitda = Operating profit plus financial expenses, net FX variation effects, depreciation, depletion and amortization.
** LTM = Last twelve months.

Brief Summary of Operations

Eucalyptus pulp prices increased in the quarter, led by growing demand in the external market. Pulp CIF Europe reached US$600/ton in April, its highest level since March 2001. Meanwhile demand for papers in the domestic market declined by more than the usual seasonal movement in January and February, and began recovering in March. As a result, we directed sales to the export market, in a move which began to have more significant results at the end of the quarter.

Our results in this quarter reflect good operational performance by our equipment, with growing production levels and operational improvements as a consequence of the modernization projects and increase in capacity. We produced 334.5 thousand tons in the quarter, 17.15% more than in the 4Q04, and 5.5% more than in the 1Q04.

On March 31, 2005 we acquired control of Ripasa *– jointly with VCP, in equal 50% shares. This acquisition was* of 77.6% of Ripasa's voting stock and 46.06% of its total stock, for a disbursement of the equivalent in Reais of US$549.15 million. Jointly, we have an option to buy a further 22.4% of the voting stock and 13.5% of the total stock, in up to six years, for US$160.3 million (R$ 433.3 million at the exchange rate of the date of the acquisition, indexed by Selic). Our balance sheet already includes this acquisition and our income statement will reflect its impact from the start of April.

Our selling and administrative expenses, which had increased in the previous quarter due to non-recurring expenses, returned to a sustainable level. We will continue to seek synergies and improvements to reduce our expenses and improve our margins.

Our Business Environment

Strong Real affected margins

The exchange rate of the Real against the dollar was very close to stable during the whole of 1Q05, closing the quarter at R$ 2.67/US$. The average FX rate in the quarter, R$ 2.67/US$, was 4.3% lower than in 4Q04. These rates have a negative impact on our margins, and mitigate the positive effects of the increase in pulp prices, without producing significant FX-related gains.

Fx rate, R$ / US$	1Q05	4Q04	1Q04	2004	2003
Start of period	2.6544	2.8586	2.8892	2.8892	3.5333
End of period	2.6662	2.6544	2.9086	2.6544	2.8892
Average	2.6650	2.7861	2.8993	2.9263	3.0775

Source: Brazilian Central Bank.

Rise in pulp prices

Rising pulp prices in the world market were a key feature of 1Q05. CIF prices for pulp sold in Europe increased by around US$60/ton, in the quarter, to US$580/ton. The reasons for the increase in international prices are: (i) increased economic activity in the US, with higher consumption of paper and pulp; (ii) strong demand from Chinese producers; and (iii) the continuing strength of the euro against the dollar, resulting in increased dollar prices for pulp sold to Europe. At the beginning of April there was a further increase in the price of pulp, CIF Europe, to US$600/ton.

World pulp producers' inventories – according to the PPPC (Pulp and Paper Products Council) were equal to 32 days' production at the end of February 2005 (the latest figure available), compared to 34 days' production at the end of January.

The difference between average prices of uncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in 1Q05 was US$268/ton during the first quarter of 2005, higher than historic average of US$250/ton.

Reduction of paper demand in Brazil

Demand for paper in the domestic market fell by more than the expected seasonal reduction in 1Q05. Average prices were stable over the period.

Sales

Net Sales

	4Q04		1Q05		1Q04	
	R$ tsd	Tons tsd	R$ tsd	Tons tsd	R$ tsd	Tons tsd
Domestic Market	370,161	153.0	277,359	116.7	295,851	124.4
Pulp	21,261	18.5	20,245	17.4	17,466	16.4
Coated P&W Paper	55,622	18.7	43,865	14.8	48,503	16.5
Paperboard	92,339	33.7	74,929	27.2	78,722	30.5
Uncoated P&W Paper	200,939	82.1	138,320	57.3	151,160	60.9
Export Market	287,980	164.2	302,961	174.6	337,865	196.9
Pulp	109,706	91.8	127,835	96.6	153,940	114.0
Coated P&W Paper	9,426	3.7	6,168	2.4	8,386	3.7
Paperboard	23,695	10.4	32,917	15.9	38,970	20.7
Uncoated P&W Paper	145,153	58.3	136,041	59.7	136,569	58.5
Total	658,141	317.1	580,320	291.3	633,716	321.3
Pulp	130,967	110.2	148,080	113.9	171,406	130.4
Coated P&W Paper	65,048	22.3	50,033	17.3	56,889	20.2
Paperboard	116,034	44.1	107,846	43.1	117,692	51.3
Uncoated P&W Paper	346,092	140.4	274,361	117.0	287,729	119.4

Lower domestic demand and stronger Real reduced net sales.

Net sales in 1Q05 were positively affected by a 1% increase in average prices, and negatively affected by a fall of 9.3% in total volume sold, totaling R$ 580.3 million, 8.4% lower than in 1Q04. In comparison with 4Q04, net sales were reduced by 11.8%, due to a reduction of 8.1% reduction in sales volume and of 4.0% in average prices. Exports provided 52.2% of net sales, compared to 43.8% in 4Q04, and 53.3% in 1Q04.


Domestic Market 48%
Export 52%

Higher pulp prices in dollars compensated for the stronger Real

Pulp net sales were R$ 148.1 million in 1Q05, 13.6% less than in 1Q04. This was primarily the result of a 12.7% reduction in volume sold, to 113.9 thousand tons, and a decrease of 1.1% in the average price of pulp in Reais, to R$ 1,299.92 per ton in the quarter. The lower sales volume also reflects our rebuilding inventories, which at the end of 2004 were below appropriate operating levels for meeting our customers' needs. The reduction in average pulp prices in Reais reflects international prices 6.7% higher in dollars, mitigated by the appreciation of the Real.

Net sales revenue from pulp was 13.1% higher than in 4Q04, due to the 3.3% increase in unit volume sold, mainly in exports, and also due to increases in average prices of 9.4% in Reais and 15.8% in dollars.

Pulp Sales volume (thousand tons)


110
114
130
92
97
114
18
17
16
4Q04
1Q05
1Q04

Domestic market ▩ Export market

Pulp Exports - 1Q05 (thousand tons)


North America 9%
Latin America 3%
Asia 23%
Europe 65%

Reduction in domestic demand affected paper sales volume

1Q05 total paper net sales were R$ 432.2 million, 6.5% lower than in 1Q04. The negative effect of a 7.0% reduction in sales volume to 177.4 thousand tons in 1Q05, was partially offset by a 0.6% increase in the average price of papers, to R$ 2,436.48/ton in 1Q05. Volume sold in the domestic market decreased by 8.0% to 99.4 thousand tons, in comparison to 108.0 thousand tons in 1Q04. Sales volume to the domestic market represented 56.0% of our total sales of paper, compared with 56.6% in 1Q04. As a result, export prices became closer to domestic prices, also influenced by the increasing strength of the Real.

Paper sales volume (thousand tons)


207
177
191
72
78
83
135
99
108
4Q04
1Q05
1Q04

Domestic market ▩ Export market

Paper Exports - 1Q05 (thousand tons)


North America 14%
Other 1%
Latin America 37%
Asia 20%
Europe 28%

Production & Costs

Production (thousand tons)

	4Q04	1Q05	1Q04
Production	285.7	334.5	317.0
Market Pulp	76.1	129.7	128.3
Coated P&W Paper	20.6	21.6	21.8
Paperboard	49.5	48.2	48.7
Uncoated P&W Paper	139.5	134.9	118.2

The increased production volume enabled us to rebuild inventories. Total production reached 334.5 thousand tons in 1Q05 – 204.8 thousand tons of papers and 129.7 thousand tons of market pulp and in March was a record month in terms of production of pulp and final products. A contributing factor in the increase in output was the good performance of our equipment during the Mucuri pulp plant learning curve period, and the absence of maintenance stoppages (in contrast to 4Q04).

Cash production cost of market pulp was US$ 177 per ton

At the Mucuri plant the cash production cost of market pulp, including the cost of standing wood, was R$ 472/ton (US$177/ton) in 1Q05, compared with R$ 673/ ton (US$241/ton) in 4Q04. This mainly reflects (i) the absence of maintenance stoppages and the start up of the optimization project at the Mucuri unit during 4Q04; and (ii) appreciation of the Real during the quarter. In comparison with 1Q04, the cash cost increased by US$22 per ton, due to: (i) the learning curve in the pulp plant after the optimization project (which added annual production capacity of 60,000 tons); (ii) increase in chemical costs and (iii) Real appreciation.

Discussion of the Results

(In thousand R$)

	4Q04	1Q05	1Q04
Net Sales	**658,141**	**580,321**	**633,716**
Cost of Sales	(375,189)	(344,982)	(354,924)
Gross Profit	**282,952**	**235,339**	**278,792**
Selling Expenses	(51,727)	(31,909)	(31,790)
General and Administrative expenses	(73,241)	(50,132)	(46,297)
Financial Expenses	(73,782)	(58,305)	(51,801)
Financial Income	19,305	27,713	31,322
Equity Income in Subsidiaries and Affiliates	(38)	(154)	(136)
Amortization of Goodwill	-	-	(10,422)
Other Operating Income	11,738	4,256	5,813
Operating Profit before Monetary and Exchange Rate Variation	**115,207**	**126,808**	**175,481**
Net Monetary and Exchange Rate Variation on Assets	75,511	(6,901)	(14,158)
Operating Profit	**190,718**	**119,907**	**161,323**
Non Operating Income	3,460	9,829	2,894
Income and Social Contribution Taxes	(57,883)	(38,753)	(43,243)
Minority Interest	-	-	(5,059)
Net Income for the Period	**136,295**	**90,983**	**115,916**

1Q05 net income R$ 91.0 million.

Suzano's net income in 1Q05 was R$ 91.0 million, 21.5% lower than in the same period of 2004 – and 33.2% lower than in 4Q04.

The main factors in the lower net income were lower sales volume, in both the domestic and external markets, and the appreciation of the Real, which resulted in a lower price for exports in Reais.

The following were some of the consequences:

(1) Unit cost of sales, at R$ 1,184.21, was 7.2% higher than in 1Q04, reflecting salary increases in 2004 and higher production costs. Gross margin was 3.4 percentage points lower than in 1Q04 and 2.4 percentage points lower than in 4Q04.

(2) Net financial expenses (excluding monetary and FX variations), at R$ 30.6 million, were 49.4% higher than in 1Q04, reflecting higher interest expenses and lower financial revenue – in part due to the lower average cash and deposits.

The following factors partially offset the above effects:

(1) Administrative expenses were reduced to R$ 50.1 million, which is 8.3% higher than in 1Q04, but 31.6% lower than in 4Q04, and is at a sustainable level. As well as the salary increase in 2004, administrative expenses in this quarter included the Company's first contributions to its new private pension plan – which started operating in this quarter – and a non-recurring disbursement of R$ 1.9 million relating to the process of acquisition of Ripasa.

(2) Selling expenses, at R$ 31.9 million, were 0.4% more than in 1Q04, but 38.3% less than in 4Q04. The reduction in relation to 4Q04 reflects the reduction in domestic sales volume and the existence of non-recurring items in that quarter, including provision for doubtful accounts.

(3) The net effect of monetary and FX variations was negative, at R$ 6.9 million, due to the devaluation of only 0.4% in the Real in the quarter – the amount is 51.3% lower than its value in 1Q04 (when it was R$ 14.2 million negative).

Cash generation and Financial Indicators

(in thousand R$)

	4Q04	1Q05	1Q04	4Q04X3Q04	4Q04X4Q03
EBIT	169,722	157,554	206,518	-23.7%	-7.2%
Depreciation / Depletion / Amortization	54,474	54,012	46,414	16.4%	-0.8%
EBITDA	224,196	211,566	252,932	-16.4%	-5.6%
Gross Profit / Net Sales	43.0%	40.6%	44.0%	-3,4 p.p.	-2,4 p.p.
EBITDA / Net Sales	34.1%	36.5%	39.9%	-3,4 p.p.	-2,4 p.p.
Net Debt / EBITDA (LTM)	1.56	2.51	1.68	-	-

Strong Real and lower domestic demand impacted Ebitda

1Q05 Ebitda was R$ 211.6 million (US$ 79.3 million, converted at the average R$/US$ FX rate for the period), 16.4% lower in Reais than in 1Q04, and 9.1% lower in dollars. Ebitda margin (on net sales), at 36.5%, was 3.4 percentage points lower than in 1Q04 (39.9%).


34,1%
36,5%
39,9%
224
212
253
4Q04
1Q05
1Q04

EBITDA - R$ million ● EBITDA margin

Lower capital expenditure

Our capital expenditure in 1Q05 totaled R$ 69.5 million: R$ 19.0 million was spent on the São Paulo units, R$ 34.6 million on the Mucuri unit, and R$ 15.7 million on the Capim Branco hydroelectric project. Of the total, (i) R$ 8.5 million was invested in the forest base for expansion project; (ii) R$ 14.4 million was invested in industrial modernizations, including R$ 8.3 million in the optimization project; and (iii) R$ 30.6 million expenditures was the total in current investments in the industrial and forestry areas.

Acquisition of control of Ripasa

At the end of March 2005, Suzano acquired the control of Ripasa – jointly with VCP, in equal shares – through Ripasa Participações S.A. a special-purpose company in which each has 50%. The acquisition takes place in two stages:

I. On March 31, 2005, 129,676,966 common shares and 41,050,819 preferred shares in Ripasa, representing 77.59% of the voting stock and 46.06% of the total capital, were acquired, for disbursement of the equivalent in Reais of US$549.15 million; and

II. 37,449,084 common shares and 12,388,719 preferred shares in Ripasa are the subject of a purchase option to be exercised within up to six years. These represent 22.41% of the voting stock and 13.45% of the total stock. The purchase price is the equivalent in Reais of US$ 160.30 million (R$ 433.3 million on 31.03.2005, indexed by selic).

Within the shortest possible time, Suzano Papel e Celulose and VCP intend to publish details of a stockholding restructuring in Ripasa, to enable its minority stockholders to exchange their shares for shares in Suzano Papel e Celulose and VCP, in equal parts, based on the ratio between the economic values of the respective companies. After this stockholding migration, Suzano and VCP have plans under study for the next step, which would aim to obtain full advantage of the synergies, by transforming Ripasa into a production unit, operating in the form of a consortium of companies, under Sections 278 and 9 of Law 6404/76. Implementation of this requires approval by the competent tax authorities.

A premium of R$ 502.4 million was recorded on the Ripasa purchase transaction. Ripasa's balance sheet was proportionally (23.03% of total capital) included in the Company's consolidated financial statements.

Net debt at 31 March includes funds raised to buy control of Ripasa

Our net debt on March 31, 2005 was R$ 2.3726 billion (US$889.9 million), which compares with R$ 1.616 billion (US$608.8 million) on December 30, 2004, excluding the proportional consolidation of Ripasa's net debt, due to the participation of 23.03% in its total capital. The increase in net debt reflects the funding transactions to finance the purchase of Ripasa. At the end of March net debt / trailing 12-month Ebitda was 2.38, compared with 1.56 at the end of December 2004.

Considering the inclusion of the 23.03% of Ripasa's net debt, our total consolidated debt reached R$ 2,504.4 million and the net debt / trailing 12-month Ebitda was 2.51. This indicator does not include 23.03% of Ripasa's Ebitda, prior to the acquisition.

Debt amortization timetable


Debt schedule amortization
(US$ million)
307
355
165
137
146
147
57
240
Cash
apr/05 to mar/06
apr/06 to dec/06
2007
2008
2009
2010
2011 after

Corporate Information

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has indirectly 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales revenue of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

Contacts

1) **Investor relations: ri@suzano.com.br / tel: 55 11 3037 9061**

Gustavo Poppe / Cesar Romero / Fernando Mearim / Rosely D' Alessandro

2) **Press office**: **GWA Comunicação Integrada – gwa@gwacom.com / 55 11 3816 3922**

Fernanda Burjato

3) **Exports: sales@suzano.com.br**

--- *Six pages of tables follow.* ---

Attachments

Data on volume, average price in Reais and US$, and the calculation of Ebitda have not been revised bu our independent auditors.

Consolidated Balance Sheets

(in thousand R$)

	Mar 31, 2005	Dec 31, 2004
Current Assets		
Cash and Cash Equivalent	819,312	1,086,220
Trade Accounts Receivable	585,489	560,260
Other Accounts Receivable	21,366	12,314
Inventories	495,209	405,995
Recoverable Taxes	37,917	30,885
Deferred Income And Social Contribution Taxes	100,148	106,075
Prepaid Expenses	2,515	5,286
	2,061,956	2,207,035
Non Current Assets		
Related Parties	18	11
Recoverable Taxes	25,401	25,532
Deferred Income And Social Contribution Taxes	138,526	137,853
Advances To Suppliers	87,669	81,001
Judicialdeposits	41,086	29,308
Other Accounts Receivable	27,212	24,025
	319,912	297,730
Permanent Assets		
Investments	528,256	25,796
Property, Plant And Equipment	3,790,212	3,459,870
Deferred Charges	4,796	1,418
	4,323,264	3,487,084
Total Assets	6,705,132	5,991,849

	Mar 31, 2005	Dec 31, 2004
Current Liabilities		
Trade Accounts Payable	140,685	133,730
Loans And Financing	946,201	789,680
Debentures	36,483	24,784
Accrued Salaries and Payroll Taxes	46,054	52,207
Taxes Payable Other than on Income	17,453	16,220
Income and Social Contribution Taxes	3,846	2,897
Deferred Income and Social Contribution Taxes	2,729	-
Dividends Payable	30,710	81,836
Other Acounts Payable	61,683	67,251
Related Parties	541	504
	1,286,385	1,169,109
Non Current Liabilities		
Loans and Financing	1,859,327	1,412,330
Debentures	481,749	475,384
Accounts Payable	33,011	29,538
Deferred Income and Social Contribution Taxes	19,999	13,147
Provision For Contingencies	187,417	146,080
		-
	2,581,503	2,076,479
Shareholder's Equity		
Share Capital	1,477,963	1,477,963
Capital Reserves	342,685	342,685
Profit Reserves	940,693	940,693
Treasury Shares	(15,080)	(15,080)
Accumulated Profit	90,983	-
	2,837,244	2,746,261
Total Liabilities	6,705,132	5,991,849

Income Statements

(in thousand R$)

	4Q04	1Q05	1Q04	1Q05X4Q04	1Q05X1Q04
NET SALES	**658,141**	**580,321**	**633,716**	-11.8% 0	-8.4%
COST OF SALES	(375,189)	(344,982)	(354,924)	-8.1% 0	-2.8%
GROSS PROFIT	**282,952**	**235,339**	**278,792**	**-16.8%** 0	**-15.6%**
SELLING EXPENSES	(51,727)	(31,909)	(31,790)	-38.3% 0	0.4%
GENERAL AND ADMINISTRATIVE EXPENSES	(73,241)	(50,132)	(46,297)	-31.6% 0	8.3%
FINANCIAL EXPENSES	(73,782)	(58,305)	(51,801)	-21.0% 0	12.6%
FINANCIAL INCOME	19,305	27,713	31,322	43.6% 0	-11.5%
EQUITY INCOME IN SUBSIDIARIES AND AFFILIATES	(38)	(154)	(136)	305.3% 0	13.2%
AMORTIZATION OF GOODWILL	-	-	(10,422)	0.0% 0	-100.0%
OTHER OPERATING INCOME	11,738	4,256	5,813	-63.7% 0	-26.8%
OPERATING PROFIT BEFORE MONETARY AND EXCHANGE	**115,207**	**126,808**	**175,481**	**10.1%** 0	**-27.7%**
NET MONETARY AND EXCHANGE RATE VARIATION ON ASSETS	75,511	(6,901) 0	(14,158)	-109.1% 0	-51.3%
OPERATING PROFIT	**190,718**	**119,907** 0	**161,323** 0	**-37.1%** 0	**-25.7%**
NONOPERATING INCOME	3,460	9,829	2,894	184.1% 0	239.6%
NET INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAX	**194,178**	**129,736**	**164,217**	**-33.2%** 0	**-21.0%**
INCOME AND SOCIAL CONTRIBUTION TAXES	(57,883)	(38,753)	(43,243)	-33.0% 0	-10.4%
NET INCOME BEFORE MINORITY INTEREST	**136,295**	**90,983**	**120,974**	**-33.2%** 0	**-24.8%**
MINORITARY INTEREST	-	-	(5,059)	0.0% 0	0.0%
NET INCOME FOR THE PERIOD	**136,295**	**90,983**	**115,915**	**-33.2%** 0	**-21.5%**

Statement of Cash Flow

(in thousand of R$)

	Mar 2005	Dec 2004
Cash flows from operating activities		
Net income for the year	90,983	115,915
Adjustements to reconcile net income to cash generated from operating activities		
Depreciation, depletion and amortization	54,012	46,414
Result on sale of property, plant and equipment	(8,950)	(3,897)
Equity interest in subsidiaries and affiliates	154	136
Amortization of goodwill	-	10,422
Minority interests	-	5,059
Deferred income and social contribution taxes	20,326	14,925
Interest, exchange and monetary varation of noncurrent assets and liabilities	27,760	(2,161)
Increase in provisions	5,570	2,839
Changes in assets and liabilities		
(Reduction) Increase in accounts receivable and other receivable	20,342	(30,070)
(Reduction) Increase in other current and non-current assets	(48,263)	3,206
Increase (reduction) in other current liabilities	(39,926)	(45,429)
Net cash from operating activities	122,008	117,359
Cash flows from investing activities		
Acquisition of investments	(742,124)	(1,036)
Acquisition of property, plant and equipment	(69,466)	(136,483)
Increase of deferred charges	-	(1,599)
Receipt from sale of property, plant and equipment	12,637	12,678
Net cash used in investing actitivities	(798,953)	(126,440)
Cash flows from financing activities		
Dividends paid	(51,755)	-
Loans received	690,618	233,200
Loans paid to controlling shareholders	-	-
Payment of loans	(251,593)	(358,268)
Net cash from financing activities	387,270	(125,068)
Effects of exchange rate variation on cash and cash equivalents	(687)	1,176
Net efect of Ripasa's acquisition	23,454	-
Increase (decrease) in cash and cash equivalents	(266,908)	(132,973)
Beginning of year	1,086,220	1,332,451
End of year	819,312	1,199,478

Loans and Financing (in thousand R$)

	Index			Interest	Mar 2005	Dec 2004
For acquisition of equipament						
BNDES - Finem	TJLP	(1)	(2)	9.96%	461,858	467,487
BNDES - Finem	Basket of currencies	(1)	(2)	10.81%	103,782	100,767
BNDES - Finame	TJLP	(1)	(2)	9.60%	37,499	36,197
BNDES - Automático	TJLP	(1)	(2)	8.80%	60,021	4,752
BNDES - Crédito Rural	-			8.75%	1,988	3,517
Working capital						
Exporting financing	US$			5.47%	2,005,509	1,456,760
FMO	US$			8.68%	20,096	36,001
Importation financing	TJLP			4.04%	5,600	-
Importation financing	US$			3.05%	98,737	86,298
Others	US$			4.50%	10,438	10,231
					2,805,528	2,202,010
Current liabilities					946,201	789,680
Noncurrent liabilities					1,859,327	1,412,330
The long-therm portion of loans and financing mature as follows:						
2006 (april to december)					440,738	534,643
2007					366,223	308,022
2008					388,044	203,651
2009					391,245	151,811
2010					152,015	98,177
2011 and forward					121,062	116,026
					1,859,327	1,412,330

(1) Capitalization of amounts by which TJLP (Long-term interest rates, published by the Brazilian Central Bank) exceeds 6%;

(2) Financing guaranteed by mortgages on plant, rural real estate and forests, and chattel mortgages on the goods financed.

File No. 82-3550

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Bahia Sul Papel e Celulose S.A.

March 31, 2005

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

March 31, 2005

Contents

A freet ranslation from Portuguesei nto English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Bahia Sul Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Bahia Sul Papel e Celulose S.A. and Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries for the quarter ended March 31, 2005, including the balance sheets, statements of income, report on the Company's performance and other Company and subsidiaries' ("the Company") relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a)i nquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specificr egulations established by theB razilian Securities and Exchange Commission (CVM).

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the quarter ended March 31,2 005, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described int he second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard tot he QuarterlyF inancial Information for theq uarter ended March 31,2 005, taken as a whole.

Salvador, April 18, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
March 31, 2005 and December 31, 2004
(In thousands of reais)

	Company		Consolidated	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Assets				
Current assets:				
Cash and marketable securities	**530,331**	654,159	**819,312**	1,086,220
Trade accounts receivable	**587,896**	771,397	**585,489**	560,260
Inventories	**390,069**	352,978	**495,209**	405,995
Recoverable taxes	**33,386**	30,885	**37,917**	30,885
Deferred income and social contribution taxes	**89,866**	95,176	**100,148**	106,075
Other accounts receivable	**11,877**	12,051	**21,366**	12,314
Prepaid expenses	**1,836**	5,166	**2,515**	5,286
Total current assets	**1,645,261**	1,921,812	**2,061,956**	2,207,035
Noncurrent assets:				
Due from related parties	**17,225**	6,232	**18**	11
Deferred income and social contribution taxes	**124,499**	137,853	**138,526**	137,853
Judicial deposits	**29,432**	29,308	**41,086**	29,308
Recoverable taxes	**21,981**	25,527	**25,401**	25,532
Advances to suppliers	**87,669**	81,001	**87,669**	81,001
Other accounts receivable	**22,214**	20,895	**27,212**	24,025
Total noncurrent assets	**303,020**	300,816	**319,912**	297,730
Permanent assets:				
Investments	**1,076,588**	336,767	**528,256**	25,796
Property, plant and equipment	**3,377,127**	3,380,621	**3,790,212**	3,459,870
Deferred charges	**1,285**	1,373	**4,796**	1,418
Total permanent assets	**4,455,000**	3,718,761	**4,323,264**	3,487,084
Total assets	**6,403,281**	5,941,389	**6,705,132**	5,991,849

	Company		Consolidated	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**109,215**	127,471	**140,685**	133,730
Loans and financing	**886,233**	779,059	**946,201**	789,680
Debentures	**36,483**	24,784	**36,483**	24,784
Taxes payable other than on income	**12,840**	15,785	**17,453**	16,220
Payroll and taxes payable	**38,616**	51,234	**46,054**	52,207
Accounts payable	**50,037**	59,388	**61,683**	67,251
Payable to related parties	**770**	771	**541**	504
Dividends and interest on shareholders' equity	**30,081**	81,836	**30,710**	81,836
Income and social contribution taxes	**2,141**	1,828	**3,846**	2,897
Deferred income and social contribution taxes	**-**	-	**2,729**	-
Total current liabilities	**1,166,416**	1,142,156	**1,286,385**	1,169,109
Noncurrent liabilities:				
Loans and financing	**1,709,809**	1,375,047	**1,859,327**	1,412,330
Debentures	**481,749**	475,384	**481,749**	475,384
Accounts payable	**30,057**	29,538	**33,011**	29,538
Deferred income and social contribution taxes	**14,007**	13,147	**19,999**	13,147
Provision for contingencies	**151,650**	146,080	**187,417**	146,080
Total noncurrent liabilities	**2,387,272**	2,039,196	**2,581,503**	2,076,479
Shareholders' equity				
Capital	**1,477,963**	1,477,963	**1,477,963**	1,477,963
Capital reserves	**342,685**	342,685	**342,685**	342,685
Treasury shares	**(15,080)**	(15,080)	**(15,080)**	(15,080)
Income reserves	**954,469**	954,469	**940,693**	940,693
Retained earnings	**89,556**	-	**90,983**	-
Total shareholders' equity	**2,849,593**	2,760,037	**2,837,244**	2,746,261
Total liabilities and shareholders' equity	**6,403,281**	5,941,389	**6,705,132**	5,991,849

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
Three months period ended March 31,2 005 and 2004
(In thousands of reais)

	Company		Consolidated	
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)	
Gross sales	**652,721**	277,820	**660,250**	711,101
Sales deductions	**(79,929)**	(6,419)	**(79,929)**	(77,385)
Net sales	**572,792**	271,401	**580,321**	633,716
Cost of goods sold	**(310,624)**	(117,503)	**(344,982)**	(354,924)
Gross profit	**262,168**	153,898	**235,339**	278,792
Operating income (expense)				
Selling expenses	**(60,620)**	(28,516)	**(31,909)**	(31,790)
General and administrative expenses	**(45,581)**	(14,910)	**(50,132)**	(46,297)
Financial expenses	**(68,050)**	(32,976)	**(72,107)**	(71,572)
Financial income	**30,083**	17,218	**34,614**	36,935
Equity pickup in subsidiaries and affiliates	**(1,872)**	9,293	**(154)**	(136)
Amortization of goodwill	**-**	-	**-**	(10,422)
Other operating income, net	**1,811**	1,317	**4,256**	5,813
Operating income	**117,939**	105,324	**119,907**	161,323
Nonoperating income, net	**8,951**	2,388	**9,829**	2,894
Income before income and social contribution taxes	**126,890**	107,712	**129,736**	164,217
Income and social contribution taxes	**(37,334)**	(22,314)	**(38,753)**	(43,243)
Net income before minority interests	**89,556**	85,398	**90,983**	120,974
Minority interests	**-**	-	**-**	(5,059)
Net income for the period	**89,556**	85,398	**90,983**	115,915
Net earnings per share- R$	**0.31543**	26.50581	**0.32045**	35.97767
Number of outstanding shares at the end of the periods	**283,918,754**	3,221,860	**283,918,754**	3,221,860

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

1. Operations

The main business purpose of Suzano Bahia Sul Papel e Celulose S/A (Company or Suzano Papel e Celulose) and its subsidiaries is the manufacturing and trading, domestically and abroad, of short-fiber pulp of eucalyptus and paper, in addition to the formation and exploration of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

At March 31, 2005, the Company, together with Votorantim Celulose e Papel S/A (VCP) acquired the share control of Ripasa S/A Celulose e Papel (Ripasa). For further details, see Note No. 10.

2. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and regulations established by the Brazilian Securities and Exchange Commission - CVM.

Format of presentation of the quarterly financial information

Because of the downstream merger (DSM) of Companhia Suzano de Papel e Celulose (Suzano) into Bahia Sul Celulose S/A (Bahia Sul) on June 30, 2004, the quarterly financial information of the Company is presented as follows:

(i) the quarterly financial information of the parent company presents the Company's regular accounting records, for both the current period and comparative periods, thus showing the financial situation and the results of operations in a distinct manner, once the current period includes dropdown of net assets in connection with the DSM and the previous period does not include such net assets. As such, the comparability of the Company's financial statements is impaired due to the effects of the DSM occurred in 2004, except for the balance sheet that already considers the same comparison basis.

(ii) in the consolidated quarterly financial information, the Company presents in prior comparative period the consolidated quarterly financial information disclosed by Suzano, instead of consolidated quarterly information of Bahia Sul, because the latter does not represent DSM data and, therefore, does not represent financial and economic information on the economic conglomerate.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION(Continued)
(In thousands of reais)
(Unaudited)

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices

a) Statement of income: Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the income statement when all risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

b) Accounting estimates: Accounting estimates were based on objective and subjective aspects,c onsidering management's opinion of the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the definition of useful lives of property, plant and equipment, allowance for doubtful accounts, deferred income and social contribution taxes,p rovision for contingencies and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the quarter closing date. Foreign currency translation gains and losses are recognized in the statement of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchanger ate in forcea t the quarter closing dates and results of operations were translated at the average exchange rate for the periods.

d) Derivative financial instruments: Derivative financial instruments, such as swaps, are recorded initially at costa nd subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet date. Derivative financial instruments aim to minimize the risks involved in loans and financing denominated in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for trading purposes.

e) Marketable securities: These are recorded at cost, plus income accrued to the balance sheet date,n ot exceeding market value.

f) Allowance for doubtful accounts: This is established at ana mount considered sufficient by management to cover any possible losses on the collection of accounts receivable.

g) Inventories: Inventories are stated at their average acquisition or production cost, not exceeding market value.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

2. **Presentation of the Quarterly Financial Information** (Continued)

Summary of principal accounting practices (Continued)

h) Investments: Investments in subsidiaries and affiliates are valued by using the equity method. Other investments are stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment: These are recorded at the acquisition, development or construction cost, restated by inflation rates until December 31, 1995, (including interest and other financial charges directly related to project or construction). Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 11, considering the estimated useful lives of the assets. Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the forests.

j) Deferred charges: These are recorded at purchase and development cost, less amortization, which is calculated by using the straight-line method over a maximum period of five years.

k) Rights and obligations: These are restated based on exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet dates.

l) Provisions: These are recognized in the balance sheet whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS: Tax debits arising from the sale of products are presented as sales deductions in the statement of income. Tax credits are related to: (i) purchase of raw materials; (ii) services and other materials to be used in production; (iii) initial inventory balances; (iv) and depreciation costs, as established by Laws No. 10637/02 and No. 10833/03, and are presented in the statement of income as a reduction of cost of goods sold. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income. The Company considered up to the 3rd 2004 quarter closing, the credits resulting from purchase of raw materials, services and other inputs used in production, from initial inventories and depreciation balances, provided for in Laws No. 10637/02 and No. 10833/03, as sales deductions. In order to improve accounting classification of these credits, the criterion for the allocation thereof was changed, and the amount of these credits for the nine first months of 2004 of R$ 89,816 was reclassified from sales deductions to cost of goods sold in the statement of income, of which R$ 22,841 refers to the 1st 2004 quarter, R$ 33,218 to the 2nd 2004 quarter and R$ 33,759 to the 3rd 2004 quarter. The total of credits for the year ended December 31, 2004 amounted to R$128,899.

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices (Continued)

n) Income and social contribution taxes: Income and social contribution taxes on the net income for the period comprise current and deferred taxes.

Current tax is calculated on taxable income for the period, by using tax rates in force at the balance sheet date. Current tax rates are as follows: (i) income tax is computed at the rate of 25% of adjusted net income (15% of taxable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No.371/02;

o) Statements of cash flows and changes in financial position: The statements of cash flows, prepared in accordance with NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors – IBRACON, and the statements of changes in financial position, are presented as supplementary information.

3. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

Consolidated quarterly information includes the quarterly financial information of Suzano Papel e Celulose and the following direct and indirect subsidiaries: Bahia Sul America Inc, Bahia Sul International Trading Ltd, Bahia Sul Holding GmbH, Suzanopar Investimentos Ltd, Suzanopar International S.A., CSPC Overseas Ltd, Comercial e Agrícola Paineiras Ltda, Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A. - Ind.Com.Imp. y Exp.

The financial period of the subsidiaries included in the consolidated quarterly financial information is the same as that of the parent company.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

3. **Consolidated Quarterly Financial Information** (Continued)

Description of the main consolidation procedures

a) Elimination of intercompany asset and liability account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheet.

Due to the acquisition of interest in Ripasa at March 31, 2005 (see Note No. 10), the quarterly financial information of this company was proportionately consolidated in the Company's quarterly financial information. Proportional consolidation is based on the shareholders' agreement entered into with VCP, which complies with all requirements established by CVM Instruction No. 247/96. The Company is disclosing ass upplementary information the statement of proportional consolidation of Ripasa, where the consolidated balance of the Company and Ripasa is presented before consolidation effects, in addition to the main Explanatory Notes before this proportional consolidation (see 16.01 – "Other Company's Relevant Information").

Reconciliation of net income for the period and shareholders' equity between consolidated and parent company

	Mar/2005	
	Net income	Shareholders' equity
Parent Company	89,556	2,849,593
Elimination of realized (unrealized) income recorded by the Parent Company in transactions with subsidiaries	2,161	(18,708)
Income and social contribution taxes on eliminations above	(734)	6,359
Consolidated	90,983	2,837,244

There is no presented reconciliation for other periods due to the events commented in Note 2 (see "Format of presentation of the quarterly financial information").

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

4. Cash and Marketable Securities

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Cash and banks	49,968	11,853	221,431	176,974
Marketable securities	480,363	642,306	597,881	909,246
	530,331	654,159	819,312	1,086,220

Marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 100% to 101.5% of the Brazilian Interbank Deposit Certificate (CDI) rate and foreign marketable securities, at an average rate of 2.57% per annum plus exchange variation of the US dollar.

5. Trade Accounts Receivable

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Domestic receivables	332,096	406,512	370,505	406,811
Foreign receivables				
Subsidiaries	262,928	387,185	-	-
Third parties	16,980	18,204	248,109	199,024
Discounted export receivables	(445)	(16,988)	(4,128)	(16,988)
Allowance for doubtful accounts	(23,663)	(23,516)	(28,997)	(28,587)
	587,896	771,397	585,489	560,260

The Company had, at March 31, 2005, outstanding vendor operations with its customers in the amount of R$ 52,662 (R$ 89,096 in December 2004), in which the Company acts as an intervening guarantor.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

6. Inventories

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Finished goods				
Pulp				
Domestic	20,890	13,052	21,161	13,052
Foreign	-	-	9,313	12,179
Papel				
Domestic	143,907	123,052	163,465	123,052
Foreign	-	-	50,529	40,747
Work in process	19,463	18,032	21,986	18,032
Raw materials	78,632	79,523	84,590	79,523
Maintenance and other materials	127,177	119,319	144,165	119,410
	390,069	352,978	495,209	405,995

7. Recoverable Taxes

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Recoverable social contribution tax	184	177	184	177
Recoverable income tax	6,702	5,470	6,702	5,470
Recoverable PIS/COFINS	7,804	6,687	7,804	6,687
State VAT (ICMS) on acquisition of PP&E	38,605	42,409	46,476	42,409
Others	2,072	1,669	2,152	1,674
	55,367	56,412	63,318	56,417
Less current assets	33,386	30,885	37,917	30,885
Noncurrent assets	21,981	25,527	25,401	25,532

8. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable tot emporary differences betweent he taxb ases for assets and liabilities and their book values, and on fiscal losses of income tax and negative basis of social contribution taxes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

The recorded deferred income and social contribution taxes derive from:

ASSETS

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Income tax loss carryforward	37,031	45,154	37,347	45,154
Social contribution tax loss carryforward	10,759	13,790	10,900	13,790
Temporary differences:				
- On provisions	56,437	57,468	80,289	68,367
- On goodwill	110,138	116,617	110,138	116,617
	214,365	233,029	238,674	243,928
Less current assets	89,866	95,176	100,148	106,075
Noncurrent assets	124,499	137,853	138,526	137,853

LIABILITIES

	Parent Company		Consolidated	
	March 31, 2005	December 31, 2004	March 31,2 005	December 31, 2004
Accelerated depreciation	14,007	13,147	15,414	13,147
Deferred exchange variation	-	-	5,933	-
Reforestation costs	-	-	1,381	-
	14,007	13,147	22,728	13,147
Less current liabilities	-	-	2,729	-
Noncurrent liabilities	14,007	13,147	19,999	13,147

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

The taxes losses carryforward are composed as follows:

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Income tax losses carryforward	148,126	180,618	149,389	180,618
Social contribution tax losses carryforward	119,544	153,221	121,112	153,221
	267,670	333,839	270,501	333,839

In accordance with CVM Instruction 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution tax losses carryforward and temporary differences, which have no statutory limitation in time. The carrying value of the deferred tax asseti s reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the income tax reduction incentive of 75% on profits from tax incentive activities of the Mucuri plant (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
2005	76,512	95,176	92,152	106,075
2006	49,783	49,783	52,910	49,783
2007	67,669	67,669	71,933	67,669
2008	20,401	20,401	21,679	20,401
	214,365	233,029	238,674	243,928

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions att he closing of this period. Accordingly,t hese estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

8. Income and Social Contribution Taxes (Continued)

Income tax - Reduction of 75% ADENE – Mucuri plant

The Company obtained from ADENE (former SUDENE) a tax incentive reduction of 75% in the income tax expense until 2011 for pulp and 2012 for paper. Such incentive, calculated based on exploration profit, is proportional to Mucuri plant net sales revenues.

The income tax saved with this reduction is not recorded ase xpense in the income statement. However, at the end of eachf inancial year, after net income has been determined, the reduction obtained for the year is allocated to capital reservea s a partial destination of the net income determined, in accordance with the legal provision that establishes the non-distribution of the reduction obtained to shareholders. Such reduction in the first quarter of 2005 amounted to R$ 8,209 (R$ 15,509 in the first quarter of 2004).

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution taxes expenses charged to statements of income is presented as follows:

	Parent Company		Consolidated	
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Income before income and social contribution taxes	126,890	107,712	129,736	164,217
Reversal of the equity pickup	1,872	(9,293)	154	136
Income after reversal of the equity pickup	128,762	98,419	129,890	164,353
Income and social contribution taxes calculated at the combined tax rate of 34%	(43,779)	(33,462)	(44,163)	(55,880)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	-	(1,258)	-	-
Exchange variation on investments abroad	-	-	(736)	943
Nondeductible expenses	(1,765)	(770)	(2,063)	(3,169)
Exclusion of prior years credits	-	(2,331)	-	(479)
Tax incentives – ADENE	8,209	15,509	8,209	15,509
Others	1	(2)	-	(167)
Income and social contribution taxes	(37,334)	(22,314)	(38,753)	(43,243)
Effective tax rate	29.0%	22.7%	29.8%	26.3%

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

9. Advances to Suppliers – Timber Development Program

The incentive program under which local independent farmers plant eucalyptusi n their own land, reached 55.7 thousand hectares, with 441 contracts, in 45 cities. Timber from these farmers represents 8% of total Company timber needs.

The Company granted advances to suppliers related to this incentive program in the total amount of R$ 87,669 (R$ 81,001 in December 2004).

10. Investments

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Investments in subsidiaries and affiliates	1,057,866	317,741	778	1,028
Goodwill on acquisition of Ripasa (3)	-	-	502,363	-
Other investments	26,154	26,027	32,547	31,769
Provision for losses	(7,432)	(7,001)	(7,432)	(7,001)
	1,076,588	336,767	528,256	25,796

Details of investments

	Information on Subsidiary /A ffiliate				Investments	
	Shareholder's equity	Net income (loss)	Company's Interest	Equity pickup	March 31, 2005	December 31, 2004
PARENT COMPANY						
Ripasa Participações S.A. (3)	1,484,190	-	50%	-	742,095	-
Suzanopar Investimentos Ltd. (1)	160,79	(390)	100%	323	160,79	160,467
Nemo International (1)	21,473	241	100%	336	21,473	21,136
Comercial e Agricola Paineiras Ltda. (1)	37,316	(1,891)	100%	(1,891)	37,316	39,207
Stenfar S.A. Ind.Com.Imp. Y Exp. (1) (2)	2,807	(917)	100%	-	-	-
Bahia Sul International Trading Ltd.	87,945	(455)	100%	(558)	87,945	88,501
Bahia Sul América Inc.	7,397	39	100%	71	7,397	7,324
Bahia Sul Holding	72	1	100%	1	72	78
Pakprint S.A.	4,516	(769)	20%	(154)	778	1,028
Total investments in subsidiaries and affiliates				(1,872)	1,057,866	317,741
Other investments,n et of provision for losses (1)				-	18,722	19,026
Total investments				(1,872)	1,076,588	336,767
CONSOLIDATED						
Goodwill determined on the acquisition of Ripasa (3)				-	502,363	-
Pakprint S.A.	4,516	(769)	20%	(154)	778	1,028
Other investments,n et of valuation allowance	-	-	-	-	25,115	24,768
Total investments					528,256	25,796

(In thousands of reais)

10. Investments (Continued)

Details of investments (Continued)

1) Investments received due to the DSM described in Note 2.

2) This investment is presented as an advance forf uture capital contribution under noncurrent assets (see Note 14), since the effectively capital contribution was not incurred yet.

3) At March 31, 2005, the Company communicated, together with VCP, the purchase of common and preferred shares of Ripasa that were directly or indirectly held by itsc ontrolling shareholders, following the agreement entered into with VCP on November 10,2 004.

The acquisition oft he controlling interest of Ripasa was made on equal terms by the Company and VCP through Ripasa Participações S/A, in which each of them holds interest of 50%, as shown below:

i. 129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid at March 31, 2005, representing 77.59% of voting capital and 46.06% of total capital, and
ii. 37,449,084 common shares and 12,388,719 preferred shares of Ripasa may be acquired through a contract for call and put options contract that may be exercised within six years,r epresenting 22.41% of voting capital and 13.45% of total capital.

The transaction amount, including purchase made at March 31 and the option amounts, is equivalent in reais to US$ 709.46 million at the transaction date, after accounting and legal assessment (due diligence). Preferred shares will have the respective economic value determined by appraisal reports to be issued by an expert. The price agreed for common shares will include corresponding economic value plus the control premium.

The price paid for the acquisition of shares referred to in item I was US$ 549.2 million (equivalent to R$ 1,484.2 million),ea ch of the acquiring parties being in charge of half of such amount. The Company's portion corresponded to R$ 742.1 million – which resulted in a goodwill in relation to the equity book value of the shares acquired of R$ 502.4 million, applicable to the total of common and preferred shares. Company and VCP managements are evaluating the best criterion to segregate the goodwill involved in the transaction for common and preferred shares acquired, as well as its amortization criterion. Financial statements of Ripasa atM arch 31, 2005, were used to determine the goodwill.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

10. Investments (Continued)

Details of investments (Continued)

The price to be paid by the acquiring parties for shares referred to in item II above will amount to R$ 433.3 million (equivalent to US$ 160.3 million at the option contract date, when the liability was converted into reais), and will be monetarily restated by the SELIC rate up to the date of the effective exercise of the option. The sellerh as established a usufruct in favor of the Company and VCP on the political and economic rights of 36,146,274 common shares and 8,266,946 preferred shares,f or a period of six years.

A corporate restructuring is under development that may lead to the proper implementation of a managementm odel for Ripasa, aiming at the maintenance of high levels of transparence, governance and efficiency, as well as the capture of synergies that have been identified. The corporate restructuring under development aims at migrating Ripasa's minority interests to the Company and VCP,o n equalt erms,b ased on the economic value of the companies to be supported by an appraisal report that is being prepared by an independent financial institution, according to the statutory law.

The transaction was presented within schedule to proper authorities,i ncluding those of the Brazilian Antitrust Enforcement Agency (CADE). Managementb elieves that such transaction will be approved.

11. Property, Plant and Equipment

Company

	Average annual depreciation rate	March 31, 2005			December 31, 2004
		Cost	Depreciation	Net	Net
Buildings	3.34%	635,603	(260,782)	374,821	375,998
Machinery and equipment	4.38%	3,525,867	(1,443,049)	2,082,818	2,087,556
Other depreciable assets	18.59%	168,236	(104,918)	63,318	63,891
Land and farms	-	337,548	-	337,548	330,443
Timber resources	-	444,345	-	444,345	432,230
Construction in progress	-	74,277	-	74,277	90,503
		5,185,876	(1,808,749)	3,377,127	3,380,621

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

11. Property, Plant and Equipment (Continued)

Consolidated

	Average annual depreciation rate	Mar/2005 Cost	Mar/2005 Depreciation	Mar/2005 Net	Dec/2004 Net
Buildings	3.34%	703,700	(287,533)	416,167	377,807
Machinery and equipment	4.38%	3.915,366	(1,673,871)	2,241,495	2,087,634
Other depreciable assets	18.59%	197,220	(113,604)	83,616	67,214
Land and farms	-	396,458	-	396,458	338,646
Timber resources	-	480,597	-	480,597	433,081
Construction in progress	-	171,879	-	171,879	155,488
		5,865,220	(2,075,008)	3,790,212	3,459,870

12. Financing and Loans

	Index	Average annual interest rate	Parent Company March 31, 2005	Parent Company December 31, 2004	Consolidated March 31, 2005	Consolidated December 31, 2004
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 9.96%	**417,818**	429,814	**461,858**	467,487
BNDES – Finem	Basket of currencies	(1) (2) 10.81%	**103,782**	100,767	**103,782**	100,767
BNDES – Finame	TJLP	(1) (2) 9.60%	**37,499**	36,197	**37,499**	36,197
BNDES – Automatic	TJLP	(1) (2) 8.80%	**4,215**	4,752	**60,021**	4,752
Rural credit	-	8.75%	**1,988**	3,517	**1,988**	3,517
For working capital:						
Exports financing	US$	5.47%	**1,933,669**	1,456,760	**2,005,509**	1,456,760
Foreign onlending	US$	8.68%	**20,096**	36,001	**20,096**	36,001
BNDES - Exim	TJLP	4.04%	**-**	-	**5,600**	-
Imports financing	US$	3.05%	**76,915**	86,298	**98,737**	86,298
Others	US$	4.50%	**-**	-	**10,438**	10,231
			2,596,042	2,154,106	**2,805,528**	2,202,010
Less current liabilities (includes interest payable)			**886,233**	779,059	**946,201**	789,680
Noncurrent liabilities			**1,709,809**	1,375,047	**1,859,327**	1,412,330
Long-term loans and financing mature as follows:						
2006 (April to December)			**403,241**	534,169	**440,738**	534,643
2007			**335,004**	304,964	**366,223**	308,022
2008			**363,637**	199,510	**388,044**	203,651
2009			**364,725**	147,670	**391,245**	151,811
2010			**147,178**	94,036	**152,015**	98,177
2011 onwards			**96,024**	94,698	**121,062**	116,026
			1,709,809	1,375,047	**1,859,327**	1,412,330

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

12. Financing and Loans (Continued)

1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;
2) Financing is secured, depending on the agreements, by (i)m ortgages of plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) and sureties from shareholders.

13. Debentures

			Value			Index	Interest	Due Date
			March 31, 2005		December 31, 2004 Current and			
Emission	Series	Units	Current	Noncurrent	noncurrent			
3rd	1st	333,000	28,798	328,667	343,917	IGP-M	10% *	4/1/2014
3rd	2nd	167,000	7,685	153,082	156,251	USD	10.38%	4/1/2014
			36,483	481,749	500,168			

* The contractual interest was 8% p.a. The effective interest rate was adjusted considering the premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Instruction N° 404,b y granting premium and discount on the issue price. Effective interest defined in this process was equalt o 10% p.a.p aid annually.

The second serie, nott raded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation plus 10.38% p.a., paid semi-annually.

Debentures clauses require a determined maximum level of indebtedness and leverage indicators based on the Company's consolidated financial statements.A t the end of the quarter, the Company had not defaulted on any covenants.

This transaction was classified under risk level AA – (bra) of "Fitch Atlantic Ratings".

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

14. Related Parties

Balances and transactions as of and for the quarter ended March 31,2 005

	Assets		Liabilities	Sales revenues and
	Current	**Noncurrent**	**Current**	**financial expenses**
Consolidated companies				
Bahia Sul International Trading Ltd.	120,829	-	-	165,451
Comercial e Agrícola Paineiras Ltda.	-	12,700 2	220	(641)
Suzanopar International S.A.	-	1,701 3	-	-
CSPC Overseas Ltd.	133,792	-	-	103,547
Stenfar S.A. Indl. Coml.I mp. Exp.	8,307	2,806 2	9	6,063
	262,928	**17,207**	**229**	**274,420**
Nonconsolidated companies				
Suzano Holding S.A.	-	-	-	(1,888)
IPLF Holding S.A.	-	-	504	-
SPP Agaprint Indl. e Coml. Ltda.	20,613 (1)	-	37	2,869
Central Distribuidora de Papéis Ltda.	12,131	-	-	6,545
Nova Mercante de Papéis Ltda.	9,926	-	-	6,599
Suzano Petroquímica Ltda.	-	18	-	-
Nemonorte Imóveis e Participações Ltda.	-	-	-	(86)
Consolidated	**42,670**	**18**	**541**	**14,039**
Parent company	**305,598**	**17,225**	**770**	**288,459**

Balances at December 31, 2004, and transactionsi n the income statement for the quarter ended March 31, 2004

	Assets		Liabilities	Sales revenues and
	Current	**Noncurrent**	**Current**	**financial expenses**
Consolidated companies				
Bahia Sul International Trading Ltd.	**253,962**	-	-	**466,812**
Comercial e Agrícola Paineiras Ltda.	-	1,005 (2)	255	-
Suzanopar International S.A.	-	1,693 (3)	-	-
CSPC Overseas Ltd.	**126,407**	-	-	-
Stenfar S.A. Indl. Coml.I mp. Exp.	**6,816**	3,523 (2)	12	-
	387,185	6,221	267	466,812
Nonconsolidated companies				
Suzano Holding S.A.	**12**	-	-	-
IPLF Holding S.A.	-	-	504	-
SPP Agaprint Indl. e Coml. Ltda.	**28,476** (1)	-	-	**5,043**
Central Distribuidora de Papéis Ltda.	**16,204**	-	-	**4,945**
Nova Mercante de Papéis Ltda.	**12,883**	-	-	**5,687**
Suzano Petroquímica Ltda.	-	11	-	-
Nemonorte Imóveis e Participações Ltda.	-	-	-	-
Consolidated	57,575	11	**504**	15,675
Parent Company	444,760	6,232	771	482,487

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

14. Related Parties (Continued)

(1) The Company has outstanding vendor operations in the amount of R$ 20,306 (R$ 25,499 in December 2004);
(2) Advances for future capital increases;
(3) Loan denominated in dollars maturing on December 31, 2009.

The main assets and liabilities balances as of March 31, 2005, and the transactions that affected the statement of income for the period concerning related-party operations, were substantially realized under normal market conditions for the respective types of operations.

15. Provision for Contingencies

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Taxes				
PIS/COFINS	67,529	62,997	83,058	62,997
PIS half-yearly computation	41,614	40,764	41,614	40,764
ICMS	15,055	15,241	17,653	15,241
Others	-	-	16,471	-
	124,198	119,002	158,796	119,002
Labor and civil	27,452	27,078	28,621	27,078
	151,650	146,080	187,417	146,080

These provisions are recognized to provide forp robable losses in administrative and judicial suits relating to tax, civil and labor claims considered asp robable losses at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors, as follows:

PIS/COFINS – A provision recognized for unpaid PIS and COFINS in view of the legal challenge regarding the tax calculation basis (charge over other income). The Company has judicial deposits, in the amount of R$ 1,586 for PIS and R$ 16,024 for COFINS;

(In thousands of reais)

15. Provision for Contingencies (Continued)

PIS half-yearly payment -T he Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred to contribution wasc onsidered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company conducted the offset of said amount against IPI and COFINS debits. A recent decision in intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

ICMS - Provisions related to tax delinquency notices currently being refuted or appealed against at an administrative level.

16. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce lands and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payablei n installments by the end of 2007. At March 31, 2005, the due amounts related to this acquisition, classified as current and noncurrent,a mounted to R$ 16,166 and R$ 14,071, respectively (R$ 20,271 and R$ 13,856 in December 2004).

In June 2004, the Company acquired from VCP eucalyptus wood payable up to December 2006. The restated amount of acquisition is R$ 15,986 (R$15,682 in December 2004) and is classified in noncurrent liabilities. See Note 22.

17. Financial Instruments

a) ***Valuation***

The financial instruments included in the balance sheet, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine the market value, management used information available and applicable valuation methodologies for each situation. The estimates herein presented do not indicate that they could be performed in the market. The use of different market information and/or valuation methodologies may have a significant effect on the market value.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

17. **Financial Instruments** (Continued)

a) ***Valuation*** (Continued)

The estimated market value of financial instruments is set out below:

	Consolidated			
	March 31, 2005		December 31, 2004	
	Carrying Amount	Fair Market Value	Carrying Amount	Fair Market Value
ASSETS				
Cash and marketable securities	819,312	819,312	1,086,220	1,086,220
LIABILITIES				
Loans and financing	2,805,528	2,776,670	2,202,010	2,225,898
Debentures	518,232	518,232	500,168	500,168

The market value of cash and banks, and loans and financing, when applicable, was determined using available current interest rates foro perations under similar conditions and remaining maturities.

b) ***Credit risk***

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and aim at minimizing possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection of its client portfolio, which takes into consideration payment capacity (credit analysis)a nd diversification ofs ales (risk spread).

c) ***Exchange and interest rate risk***

Income and expenses recorded by the Company are subject to significant variations, as their loans and financing and a portion of its debenture balance are substantially linked to the foreign exchange rate fluctuation, particularly the US dollar.

(In thousands of reais)

17. Financial Instruments (Continued)

c) ***Exchange and interest rate risk*** (Continued)

In order to reduce certain effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of March 31, 2005, there was an open swap position from dollars to CDI in notional amounts of US$ 7.5 million.

In ordert o limit the interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, with notional amounts up to the limit of US$ 81.4 million.

Gains and lossesa rising from operations involving derivatives (closed and open positions) are recognized in the financial statements.

18. Shareholders' Equity

Capital

The subscribed capital as of March 31, 2005 totals R$ 1,477,963,325.62, fully paid in and divided into 285,277,173 shares, with no par value, of which 102,374,458 are common and nominative, 181,531,176 are book-entry preferred class "A" shares and 1,371,539 are book-entry preferred class "B". From the total of preferred shares class "B", 1,358,419 are maintained in treasury.

Preferred shares class "A" are non-voting and have priority upon distribution of dividends, which are, at least, 10% higher than those paid on common shares. Preferred shares class "B" are ensured a priority dividend of 6% p.a.o n each portion of the capital, or, at least, 10% higher than those paid on common shares. Preferred shares are nonvoting shares,e xcept when provided for in law.

Dividends

The Company's articles of incorporation provide for minimum compulsory dividends of2 5%, calculated on net income for the year, adjusted as allowed by article 202 of Law No. 6404/76.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

19. Nonoperating Results

		Parent Company		Consolidated	
		Three month-periods ended			
		March 31, 2005	March 31, 2004	March 31, 2005	March 31. 2004
(Loss) gain on otheri nvestments		(1,148)	-	---..	(525)
Gain on sale ofp roperty,p lant and equipment	(1)	10,099	2,388	10,099	3,419
		8,951	2,388	9,829	2,894

(1) Refers mainly to the sale of "standing wood" to non-related companies (see Note 22).

20. Net Financial Results

	Parent Company		Consolidated	
	Three-month periods ended			
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Intereste xpenses	(47,886)	(21,339)	(50,644)	(40,438)
Monetary and exchange rate variation	(12,426)	(9,776)	(13,802)	(19,771)
Loss on swap transactions	(2,226)	(1,653)	(2,226)	(5,934)
Otherf inancial expenses	(5,512)	(208)	(5,435)	(5,429)
Total financial expenses	(68,050)	(32,976)	(72,107)	(71,572)
Interesti ncome	23,145	25,823	27,713	41,896
Loss on swap transactions	-	(10,574)	-	(10,574)
Monetary and exchange rate variation	6,938	1,969	6,901	5,613
Total financial income	30,083	17,218	34,614	36,935
Financial results, net	(37,967)	(15,758)	(37,493)	(34,637)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

21. Statement of EBITDA (Unaudited and Not Reviewed)

	Parent Company		Consolidated	
	Three-month period ended			
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Operating income	117,939	105,324	119,907	161,323
Financial expenses	68,050	32,976	72,107	71,572
Financial income	(30,083)	(17,218)	(34,614)	(36,935)
Equity pickup	1,872	(9,293)	154	136
Amortization of goodwill	-	-	-	10,422
Depreciation, depletion and amortization	53,533	24,006	54,012	46,414
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	211,311	135,795	211,566	252,932

22. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of lending 1,900 thousand m3 of eucalyptus wood. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. The Company records the amount receivable related to the volume of wood already delivered to Aracruz Celulose S.A in noncurrent assets, in the amount of R$ 15,402 (R$ 14,332 in December 2004).

The Company signed a contract to purchase and sales of standing wood with Votorantim Celulose e Papel S/A (VCP), by which the Company sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005, totaling R$ 15,000, half of which was paid when the agreement was signed and the remaining amount was paid in December 2004. On the other hand, the Company entered into an agreement with VCP by which it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008, for the same amount, half of which matures in June 2006, and the other half in December 2006.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

23. Private Pension Plan – Defined Contribution

In January 2005, the Company established a supplementary defined contribution private pension - for employees of the companies comprising the Suzano group, named Suzano Prev. To implement this private pension plan the Company selected a solid financial institution. Upon establishing the Suzano Prev plan, the Company defined that it will recognize the contribution related to prior years for all employees. Such disbursement will be made within the next years, and calculated individually, until each employee startst o enjoy the benefitso f the plan. Until the end of the quarter, 2,479 employees had adhered to the Suzano Prev plan, which corresponds to 74% of all Company's employees. Under the Suzano Prev plan rules contributionsm ade by the Company this quarter totaled R$ 1,412 and employees' contributions totaled R$ 717.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information
Statements of changes in financial position

	Parent Company		Consolidated	
	Three-month periods ended			
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Working capital provided by				
Operations				
Neti ncome for the period	89,556	85,398	90,983	115,915
Items not affecting working capital:				
Depreciation,d epletion and amortization	53,533	24,006	54,012	46,414
Netb ook expense with permanenta ssets disposed of	4,118	7,464	4,118	8,782
Deferred income and social contribution taxes	14,214	10,223	14,214	13,308
Equity pickup	1,872	(9,293)	154	136
Minority interests	-	-	-	5,059
Amortization ofg oodwill	-	-	-	10,422
Provision for contingencies	5,570	407	5,570	2,839
Exchange and monetary variations and long-term interest, net	6,488	4,032	6,653	13,258
	175,351	122,237	175.704	216.133
Third parties				
Long-term financing and loans	469,182	71,248	475,166	194,418
Reduction in noncurrenta ssets	-	-	-	249
	469,182	71,248	475,166	194,667
Total working capital provided	644,533	193,485	650,870	410,800
Working capital used for:				
Investments	742,124	-	742,124	1,036
Property, plant and equipment	53,634	63,291	69,466	136,483
Deferred charges	-	-	-	1,599
Noncurrent assets	15,538	8,493	1,666	15,207
Transfer from noncurrent to currentl iabilities	134,048	106,131	134,048	284,925
Total working capital used	945,344	177,915	947,304	439,250
(Decrease) increase in working capital	(300,811)	15,570	(296,434)	(28,450)
Effect on working capital due to acquisition of Ripasa	-	-	34,079	-
(Decrease) increase in working capital after effect of acquisition of Ripasa	(300,811)	15,570	(262,355)	(28,450)
(Decrease) increase in working capital				
Current assets	(276,551)	(23,179)	(145,079)	(122,821)
Current liabilities	(24,260)	38,749	(117,276)	94,371
(Decrease) increase in working capital	(300,811)	15,570	(262,355)	(28,450)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Statements of cash flows

	Parent Company		Consolidated	
	Three-month periods ended			
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Cash flows from operating activities				
Net income for the period	89,556	85,398	90,983	115,915
Adjustments to reconcile net income to cash generated by operating activities:				
Depreciation,d epletion and amortization	53,533	24,006	54,012	46,414
Income on sale of property, plant and equipment	(8,519)	(2,388)	(8,950)	(3,897)
Equity pickup	1,872	(9,293)	154	136
Amortization of goodwill	-	-	-	10,422
Minority interest	-	-	-	5,059
Deferred income and social contribution taxes	19,523	10,251	20,326	14,925
Interest and exchange and monetary variations, net	13,647	9,574	27,760	(2,161)
Provision for contingencies	5,570	407	5,570	2,839
Changes in assets and liabilities related to operations				
Decrease (increase) in accounts receivable	183,501	14,235	20,342	(30,070)
(Decrease) increase in other current and noncurrent assets	(51,646)	(12,041)	(48,263)	3,206
Decrease in other current and noncurrent liabilities	(30,031)	(22,567)	(39,926)	(45,429)
Net cash from operating activities	277,006	97,582	122,008	117,359
Cash flows from investing activities				
Increase in investments	(742,124)	-	(742,124)	(1,036)
Increase in property, plant and equipment	(53,634)	(63,291)	(69,466)	(136,483)
Increase in deferred charges	-	-	-	(1,599)
Proceeds generated from the sale of permanent assets	12,637	9,852	12,637	12,678
Net cash used in investing activities	(783,121)	(53,439)	(798,953)	(126,440)
Cash flows from financing activities				
Dividends and interest on own capital	(51,755)	(251)	(51,755)	-
Proceeds from loans and financing	684,634	109,046	690,618	233,200
Payment of loans and financing	(250,592)	(165,403)	(251,593)	(358,268)
Net cash (used in) from financing activities	382,287	(56,608)	387,270	(125,068)
Effects of exchange rate variation on cash and marketable securities	-	-	(687)	1,176
Net effect of acquisition of Ripasa	-	-	23,454	-
Changes in cash and marketable securities				
At beginning of the year	654,159	670,437	1,086,220	1,332,451
At end of the year	530,331	657,972	819,312	1,199,478
Decrease in cash and marketable secutiries	(123,828)	(12,465)	(266,908)	(132,973)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Balance Sheet – Statement of Consolidation at March 31,2 005

Assets	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current assets						
Cash and marketable securities	101,845	23,455	795,857	819,312	-	819,312
Trade accounts receivable	197,876	45,571	539,918	585,489	-	585,489
Inventories	196,330	45,215	449,994	495,209	-	495,209
Recoverable taxes	19,675	4,531	33,386	37,917	-	37,917
Deferred income and social contribution taxes	851	185	99,963	100,148	-	100,148
Other accounts receivable	24,538	5,662	15,704	21,366	-	21,366
Prepaid expenses	1,346	310	2,205	2,515	-	2,515
Total current assets	**542,461**	**124,929**	**1,937,027**	**2,061,956**	**-**	**2,061,956**
Noncurrent assets						
Due from related parties	-	-	18	18	-	18
Deferred income and social contribution taxes	60,908	14,027	124,499	138,526	-	138,526
Judicial deposits	50,603	11,654	29,432	41,086	-	41,086
Recoverable taxes	14,819	3,413	21,988	25,401	-	25,401
Advances to suppliers	-	-	87,669	87,669	-	87,669
Other accounts receivable	21,660	4,988	22,224	27,212	-	27,212
Total noncurrent assets	**147,990**	**34,082**	**285,830**	**319,912**	**-**	**319,912**
Permanent assets						
Investments	1,658	382	767,606	767,988	(239,732)	528,256
Property, plant and equipment	1,381,498	318,159	3,472,053	3,790,212	-	3,790,212
Deferred charges	15,073	3,471	1,325	4,796	-	4,796
Total permanent assets	1,398,229	322,012	4,240,984	4,562,996	(239,732)	4,323,264
Total assets	**2,088,680**	**481,023**	**6,463,841**	**6,944,864**	**(239,732)**	**6,705,132**

1) Full balance sheet of Ripasa, disclosed in compliance with CVM Regulation 247/96;
2) Proportional balance sheet considering the interest of the Company in the totalc apital (23.03%) of Ripasa;
3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
4) Combined balance sheet (proportionalR ipasa plus Suzano Papel e Celulose before elimination of the investment in Ripasa);
5) Consolidation adjustments (elimination of investment in Ripasa);
6) Consolidated balance sheet of Suzano Papel e Celulose.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Balance Sheet – Statement of Consolidation at March 31,2 005 (Continued)

Liabilities and shareholders' equity	Ripasa Full (1)	Ripasa Proportional (2)	Suzano Papel e Celulose (3)	Combined (4)	Adjustments (5)	Consolidated (6)
Current liabilities						
Trade accounts payable	109,220	25,153	115,532	140,685	-	140,685
Loans and financing	214,278	49,348	896,853	946,201	-	946,201
Debentures	-	-	36,483	36,483	-	36,483
Taxes payable	13,954	3,214	14,239	17,453	-	17,453
Payroll and taxes payable	22,659	5,218	40,836	46,054	-	46,054
Accounts payable	17,708	4,078	57,605	61,683	-	61,683
Payable to related parties	-	-	541	541	-	541
Dividends and interest on shareholders' equity payable	2,732	629	30,081	30,710	-	30,710
Income and social contribution taxes	2,089	481	3,365	3,846	-	3,846
Deferred income and social contribution taxes	11,851	2,729	-	2,729	-	2,729
Total current liabilities	**394,491**	**90,850**	**1,195,535**	**1,286,385**	-	**1,286,385**
Noncurrent liabilities					-	
Loans and financing	460,161	105,975	1,753,352	1,859,327	-	1,859,327
Debentures	-	-	481,749	481,749	-	481,749
Accounts payable	11,748	2,707	30,304	33,011	-	33,011
Deferred income and social contribution taxes	26,020	5,992	14,007	19,999	-	19,999
Provision for contingencies	155,304	35,767	151,650	187,417	-	187,417
Total noncurrent liabilities	**653,233**	**150,441**	**2,431,062**	**2,581,503**	-	**2,581,503**
Shareholders' equity					-	
Capital	807,363	185,936	1,477,963	1,663,899	(185,936)	1,477,963
Capital reserves	6,866	1,581	342,685	344,266	(1,581)	342,685
Treasury stock	-	-	(15,080)	(15,080)	-	(15,080)
Income reserves	242,089	55,753	940,693	996,446	(55,753)	940,693
Retained earnings (losses)	(15,362)	(3,538)	90,983	87,445	3,538	90,983
Total shareholders' equity	1,040,956	239,732	2,837,244	3,076,976	(239,732)	2,837,244
Total liabilities	**2,088,680**	**481,023**	**6,463,841**	**6,944,864**	**(239,732)**	**6,705,132**

1) Full balance sheet of Ripasa, disclosed in compliance with CVM Regulation 247/96;
2) Proportional balance sheet considering the interest of the Company in the totalc apital (23.03%) of Ripasa;
3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
4) Combined balance sheet (proportionalR ipasa plus Suzano Papel e Celulose before elimination of investmenti n Ripasa);
5) Consolidation adjustments (elimination of investment in Ripasa);
6) Consolidated balance sheet of Suzano Papel e Celulose.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT OF COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Brief Summary of Operations

Eucalyptusp ulp prices increased in the quarter, led by growing demand in the external market. Pulp CIF Europe reached US$600/ton in April,i ts highestl evel since March 2001. Meanwhile demand for papers in the domestic market declined by more than the usual seasonal movement in January and February, and began recovering in March.A s a result, we directed sales to the export market, in a move which began to have more significant results at the end of the quarter.

Our results in this quarter reflect good operational performance by our equipment, with growing production levels and operational improvements as a consequence of the modernization projects and increase in capacity. We produced 334.5 thousand tons in the quarter, 17.15% more than in the 4Q04, and 5.5% more than in the 1Q04.

On March 31, 2005 we acquired control of Ripasa – jointly with VCP,i n equal 50% shares. This acquisition was of 77.6% of Ripasa's voting stock and 46.06% of its totals tock, fora disbursemento f the equivalenti n Reais of US$549.15 million. Jointly, we have an option to buy a further 22.4% of the voting stock and 13.5% of the total stock, in up to six years,f or US$160.3 million (R$ 433.3 million at the exchange rate of the date of the acquisition, indexed by Selic). Our balance sheet already includes this acquisition and our income statement will reflect its impact from the start of April.

Our selling and administrative expenses, which had increased in the previous quarter due to non-recurring expenses, returned to a sustainable level. We willc ontinue to seek synergies and improvements to reduce our expenses and improve our margins.

Our Business Environment

Strong Real affected margins

The exchange rate of the Real against the dollar was very close to stable during the whole of 1Q05, closing the quarter at R$ 2.67/US$. The average FX rate in the quarter, R$ 2.67/US$, was 4.3% lower than in 4Q04. These rates have a negative impact on ourm argins, and mitigate the positive effects of the increase in pulp prices, without producing significant FX-related gains.

Fx rate, R$ / US$	1Q05	4Q04	1Q04	2004	2003
Start of period	2.6544	2.8586	2.8892	2.8892	3.5333
End of period	2.6662	2.6544	2.9086	2.6544	2.8892
Average	2.6650	2.7861	2.8993	2.9263	3.0775

Source: Brazilian Central Bank.

<u>Rise in pulp prices</u>

Rising pulp prices in thew orld market were a key featureo f 1Q05. CIF prices for pulp sold in Europe increased by around US$60/ton, in the quarter, to US$580/ton. The reasons for the increase in international prices are: (i) increased economic activity in the US, with higher consumption of paper and pulp; (ii) strong demand from Chinese producers; and (iii) the continuing strength oft he euro against the dollar, resulting in increased dollar prices for pulp sold to Europe. At the beginning of Aprilt here was a furtheri ncrease in the price of pulp, CIF Europe, to US$600/ton.

<u>Rise in pulp prices</u> (Continued)

World pulp producers' inventories – according to the PPPC (Pulp and Paper Products Council) were equal to 32 days' production at the end of February 2005 (the latest figure available), compared to 34 days' production at the end of January.

The difference between average prices ofu ncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in 1Q05 was US$268/ton during the first quarter of 2005, higher than historic average of US$250/ton.

Reduction of paper demand in Brazil

Demand for paper in the domestic marketf ell by more than the expected seasonal reduction in 1Q05. Average prices were stable over the period.

Sales

Net Sales

	4Q04		1Q05		1Q04	
	R$ tsd	Tons tsd	R$ tsd	Tons tsd	R$ tsd	Tons tsd
Domestic Market	370,161	153.0	277,359	116.7	295,851	124.4
Pulp	21,261	18.5	20,245	17.4	17,466	16.4
Coated P&W Paper	55,622	18.7	43,865	14.8	48,503	16.5
Paperboard	92,339	33.7	74,929	27.2	78,722	30.5
Uncoated P&W Paper	200,939	82.1	138,320	57.3	151,160	60.9
Export Market	287,980	164.2	302,961	174.6	337,865	196.9
Pulp	109,706	91.8	127,835	96.6	153,940	114.0
Coated P&W Paper	9,426	3.7	6,168	2.4	8,386	3.7
Paperboard	23,695	10.4	32,917	15.9	38,970	20.7
Uncoated P&W Paper	145,153	58.3	136,041	59.7	136,569	58.5
Total	658,141	317.1	580,320	291.3	633,716	321.3
Pulp	130,967	110.2	148,080	113.9	171,406	130.4
Coated P&W Paper	65,048	22.3	50,033	17.3	56,889	20.2
Paperboard	116,034	44.1	107,846	43.1	117,692	51.3
Uncoated P&W Paper	346,092	140.4	274,361	117.0	287,729	119.4

Lower domestic demand and stronger Real reduced net sales.

Nets ales in 1Q05 were positively affected by a 1% increase in average prices, and negatively affected by a fall of 9.3% in total volume sold, totalingR $ 580.3 million, 8.4% lower than in 1Q04. In comparison with 4Q04, net sales were reduced by 11.8%, due to a reduction of 8.1% reduction in salesv olume and of 4.0% in average prices. Exports provided 52.2% of net sales, compared to 43.8% in 4Q04, and 53.3% in 1Q04.


Domestic Market 48%
Export 52%

Higher pulp prices in dollars compensated for the stronger Real

Pulp net sales were R$ 148.1 million in 1Q05, 13.6% less than in 1Q04. This was primarily the result ofa 12.7% reduction in volume sold, to 113.9 thousand tons, and a decrease of 1.1% in the average price of pulp in Reais, to R$ 1,299.92 per ton in the quarter.T he lower sales volume also reflects our rebuilding inventories, which at the end of 2004 were below appropriate operating levels for meeting our customers' needs. The reduction in average pulp prices in Reais reflects international prices 6.7% higher in dollars, mitigated by the appreciation of the Real.

Sales (Continued)

Net Sales (Continued)

Net sales revenue from pulp was 13.1% higher than in 4Q04, due to the 3.3% increase in unit volume sold, mainly in exports, and also due to increases in average prices of 9.4% in Reais and 15.8% in dollars.



Pulp Sales volume (thousand tons)
110
114
130
92
97
114
18
17
16
4Q04
1Q05
1Q04
Domestic market
Export market



Pulp Exports - 1Q05
(thousand tons)
Latin America 3%
North America 9%
Asia 23%
Europe 65%

Reduction in domestic demand affected paper sales volume

1Q05 total paper net sales were R$ 432.2 million, 6.5% lower than in 1Q04. The negative effect of a 7.0% reduction in sales volume to 177.4 thousand tonsi n 1Q05, was partially offset by a 0.6% increase in the average price of papers, to R$ 2,436.48/ton in 1Q05.V olume sold in the domestic marketd ecreased by 8.0% to 99.4 thousand tons, in comparison to 108.0 thousand tons in 1Q04. Sales volume to the domestic market represented 56.0% of our total sales of paper, compared with 56.6% in 1Q04. As a result, export prices became closer to domestic prices, also influenced by the increasing strength of the Real.



Paper sales volume (thousand tons)
207
177
191
72
78
83
135
99
108
4Q04
1Q05
1Q04
Domestic market
Export market



Paper Exports- 1Q05
(thousand tons)
North America 14%
Other 1%
Latin America 37%
Asia 20%
Europe 28%

Production & Costs

Production (thousand tons)

	4Q04	1Q05	1Q04
Production	285.7	334.5	317.0
Market Pulp	76.1	129.7	128.3
Coated P&W Paper	20.6	21.6	21.8
Paperboard	49.5	48.2	48.7
Uncoated P&W Paper	139.5	134.9	118.2

Production & Costs (Continued)

The increased production volume enabled us to rebuild inventories. Totalp roduction reached 334.5 thousand tons in 1Q05 – 204.8 thousand tons of papers and 129.7 thousand tons ofm arket pulp and in March was a record month in terms of production of pulp and final products. A contributing factor in the increase in output wast he good performance of our equipment during the Mucuri pulp plant learning curve period, and the absence of maintenance stoppages (in contrast to 4Q04).

Cash production cost of market pulp was US$ 177 per ton

At theM ucuri plant theca sh production cost of market pulp, including the cost of standing wood, was R$ 472/ton (US$177/ton) in 1Q05,c ompared with R$ 673/ ton (US$241/ton) in 4Q04. This mainly reflects (i) the absence of maintenance stoppages and the start up of the optimization project at the Mucuri unit during 4Q04;a nd (ii) appreciation oft he Real during the quarter. In comparison with 1Q04, the cash cost increased by US$22 per ton, due to:(i) the learning curve in the pulp planta ftert he optimization project(which added annual production capacity of 60,000 tons); (ii) increase in chemical costs and (iii) Real appreciation.

Discussion of the Results

(In thousand R$)

	4Q04	1Q05	1Q04
Net Sales	658,141	580,321	633,716
Cost of Sales	(375,189)	(344,982)	(354,924)
Gross Profit	282,952	235,339	278,792
Selling Expenses	(51,727)	(31,909)	(31,790)
General and Administrative expenses	(73,241)	(50,132)	(46,297)
Financial Expenses	(73,782)	(58,305)	(51,801)
Financial Income	19,305	27,713	31,322
Equity Income in Subsidiaries and Affiliates	(38)	(154)	(136)
Amortization of Goodwill	-	-	(10,422)
Other Operating Income	11,738	4,256	5,813
Operating Profit before Monetary and Exchange Rate Variation	115,207	126,808	175,481
Net Monetary and Exchange Rate Variation on Assets	75,511	(6,901)	(14,158)
Operating Profit	190,718	119,907	161,323
Non Operating Income	3,460	9,829	2,894
Income and Social Contribution Taxes	(57,883)	(38,753)	(43,243)
Minority Interest	-	-	(5,059)
Net Income for the Period	136,295	90,983	115,916

1Q05 net income R$ 91.0 million.

Suzano's net income in 1Q05 was R$ 91.0 million, 21.5% lower than in the same period of 2004 – and 33.2% lower than in 4Q04.

The main factors in the lower net income were lower sales volume, in both the domestic and external markets, and the appreciation of the Real, which resulted in a lower price for exports in Reais.

The following were some of the consequences:

(1) Unit cost of sales, at R$ 1,184.21,w as 7.2% higher than in 1Q04, reflecting salary increases in 2004 and higher production costs. Gross margin was 3.4 percentage points lower than in 1Q04 and 2.4 percentage points lower than in 4Q04.

Discussion of the Results (Continued)

(2) Net financial expenses (excluding monetary and FX variations), at R$ 30.6 million, were 49.4% higher than in 1Q04, reflecting higher interest expenses and lower financialr evenue – in partd ue to the lower average cash and deposits.

The following factors partially offset the above effects:

(1) Administrative expenses were reduced to R$ 50.1 million, which is 8.3% higher than in 1Q04, but 31.6% lower than in 4Q04, and isa t a sustainablel evel. As well as the salary increase in 2004, administrative expenses in this quarter included the Company's firstc ontributions to its new private pension plan – which started operating in this quarter – and a non-recurring disbursement of R$ 1.9 million relating to the process of acquisition of Ripasa.

(2) Selling expenses, at R$ 31.9 million, were 0.4% more than in 1Q04, but 38.3% less than in 4Q04. The reduction in relation to 4Q04 reflects the reduction in domestic sales volume and the existence of non-recurring items in that quarter,i ncluding provision for doubtful accounts.

(3) The net effect of monetary and FX variations was negative, at R$ 6.9 million,d ue to the devaluation of only 0.4% in the Reali n the quarter – the amount is 51.3% lower than its value in 1Q04 (when it was R$ 14.2 million negative).

Cash generation and Financial Indicators

(in thousand R$)

	4Q04	1Q05	1Q04	4Q04X3Q04	4Q04X4Q03
EBIT	169,722	157,554	206,518	-23.7%	-7.2%
Depreciation / Depletion / Amortization	54,474	54,012	46,414	16.4%	-0.8%
EBITDA	224,196	211,566	252,932	-16.4%	-5.6%
Gross Profit / Net Sales	43.0%	40.6%	44.0%	-3,4 p.p.	-2,4 p.p.
EBITDA / Net Sales	34.1%	36.5%	39.9%	-3,4 p.p.	-2,4 p.p.
Net Debt / EBITDA (LTM)	1.56	2.51	1.68	-	-

Strong Real and lower domestic demand impacted Ebitda

1Q05 Ebitda was R$ 211.6 million (US$ 79.3 million, converted at thea verageR $/US$ FX ratef or the period), 16.4% lower in Reais than in 1Q04, and 9.1% lower in dollars. Ebitda margin (on net sales), at 36.5%, was 3.4 percentage points lower than in 1Q04 (39.9%).



34,1%
36,5%
39,9%
224
212
253
4Q04
1Q05
1Q04
EBITDA - R$ million ● EBITDA margin

Lower capital expenditure

Our capital expenditure in 1Q05 totaled R$ 69.5 million: R$ 19.0 million was spent on the São Paulo units, R$ 34.6 million on the Mucuri unit, and R$ 15.7 million on the Capim Branco hydroelectric project. Oft he total, (i) R$ 8.5 million was invested in the forest base for expansion project; (ii) R$ 14.4 million was invested in industrial modernizations, including R$ 8.3 million in the optimization project; and (iii) R$ 30.6 million expenditures was the total in current investments in the industrial and forestry areas.

Acquisition of control of Ripasa

At the end of March 2005, Suzano acquired the control of Ripasa – jointly with VCP, in equal shares – through Ripasa Participações S.A. a special-purpose company in which each has 50%. The acquisition takes place in two stages:

I. On March 31, 2005, 129,676,966 common sharesa nd 41,050,819 preferred shares in Ripasa, representing 77.59% of thev oting stock and 46.06% of the total capital, werea cquired, for disbursement of the equivalent in Reais of US$549.15 million; and

II. 37,449,084 common shares and 12,388,719 preferred shares in Ripasa are the subject of a purchase option to be exercised within up to six years. These represent 22.41% of the voting stock and 13.45% of the total stock. The purchase price is the equivalenti n Reais of US$ 160.30 million (R$ 433.3 million on 31.03.2005, indexed by selic).

Within the shortest possible time, Suzano Papel e Celulose and VCPi ntend to publish details of a stockholding restructuring in Ripasa, to enable its minority stockholders to exchange their shares for shares in Suzano Papel e Celulose and VCP, in equal parts, based on the ratio between the economic values of the respective companies.A fter this stockholding migration, Suzano and VCP have plans under study for the next step, which would aim to obtain full advantage of the synergies, by transforming Ripasa into a production unit, operating in the form of a consortium of companies, under Sections 278 and 9 of Law 6404/76. Implementation of this requires approval by the competent tax authorities.

A premium of R$ 502.4 million was recorded on the Ripasa purchase transaction. Ripasa's balance sheet was proportionally (23.03% of total capital) included in the Company's consolidated financial statements.

Net debt at 31 March includes funds raised to buy control of Ripasa

Our net debt on March 31, 2005 was R$ 2.3726 billion (US$889.9 million), which compares with R$ 1.616 billion (US$608.8 million) on December 30, 2004, excluding the proportional consolidation of Ripasa's net debt, due to the participation of 23.03% in its total capital. The increase in net debt reflects thef unding transactions to finance the purchase ofR ipasa. At the end of March net debt / trailing 12-month Ebitda was 2.38, compared with 1.56 at the end of December 2004.

Considering the inclusion oft he 23.03% of Ripasa's net debt, our totalc onsolidated debt reached R$ 2,504.4 million and the net debt / trailing 12-month Ebitda was 2.51. This indicator does not include 23.03% of Ripasa's Ebitda, prior to the acquisition.

Cash generation and Financial Indicators (Continued)

Debt amortization timetable


Debts chedule amortization
(US$ million)
307
355
165
137
146
147
57
240
Cash
apr/05 to mar/06
apr/06 to dec/06
2007
2008
2009
2010
2011 after

Non financial data

The non financial data related to volume, prices,u nit cost were not reviewed by our independent accountants.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(Unaudited)

Ina ccordance with Corporative Governance Practices (Level 1) we are presenting the Composition of shareholders with more than 5% of voting shares direct and indirect, including individuals,a t March 31,2 005 as follows:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1,477,963,325.62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	45,919	0.02%	94,410,078	33.09%
IPLF HOLDING S.A	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-	-	32,590,141	17.82%	32,590,141	11.42%
OTHER	10,299	0.01%	150,266,655	82.16%	150,276,954	52.69%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A
CAPITAL - R$ 1,050,000,000.00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	13,203,156	27.50%	9,144,528	22.41%	22,347,684	25.17%
BETTY FEFFER	10,799,025	22.50%	9,126,997	22.37%	19,926,022	22.44%
DANIEL FEFFER	5,999,454	12.50%	4,893,081	11.99%	10,892,535	12.27%
DAVID FEFFER	5,999,454	12.50%	4,870,882	11.94%	10,870,336	12.24%
JORGE FEFFER	5,999,454	12.50%	4,868,721	11.93%	10,868,175	12.24%
RUBEN FEFFER	5,999,454	12.50%	4,866,680	11.93%	10,866,134	12.24%
OTHER	3	0.00%	3,029,111	7.43%	3,029,114	3.40%
TOTAL	**48,000,000**	**100.00%**	**40,800,000**	**100.00%**	**88,800,000**	**100.00%**

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A
CAPITAL - R$ 195,006,861.00

Shareholders	Common	%	Preferred	%	Total	%
FANNY FEFER	53,626,886	27.50%	27	27.00%	53,626,913	27.50%
BETTY FEFFER	43,876,450	22.50%	22	22.00%	43,876,472	22.50%
DANIEL FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
DAVID FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
JORGE FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
RUBEN FEFFER	24,375,834	12.50%	12	12.00%	24,375,846	12.50%
OTHER	189	0.00%	3	3.00%	192	0.00%
TOTAL	**195,006,861**	**100.00%**	**100**	**100.00%**	**195,006,961**	**100.00%**

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION(Continued)
(Unaudited)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL Participações- BNDESpar

Shareholders	Common	%	Preferred	%	Total	%
BNDES	1	100.00%	-	0.00%	1	100.00%
TOTAL	**1**	**100.00%**	**-**	**0.00%**	**1**	**100.00%**

COMPOSITION OF SHAREHOLDERS – BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES

Shareholders	Common	%	Preferred	%	Total	%
BRAZILIAN GOVERNMENT	6,273,711,452	100.00%	-	0.00%	6,273,711,452	100.00%
TOTAL	**6,273,711,452**	**100.00%**	**-**	**0.00%**	**6,273,711,452**	**100.00%**

In accordancew ith Corporative Governance Practices (Level 1), wea re presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at March 31, 2005:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1,477,963,325.62

Shareholders	Common	%	Preferred	%	Total	%
CONTROLLING SHAREHOLDERS*	102,374,458	100.00%	81,589,422	44.61%	183,983,680	64.49%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
BORD OF DIRECTORS	-	-	27,790	0.02%	27,790	0.00%
EXECUTIVE BOARD	-	-	105,237	0.05%	105,237	0.06%
AUDIT COMMITTEE	-	-	11,362	0.00%	11,362	0.00%
MANAGEMENT BOARD	-	-	4,505	0.00%	4,505	0.00%
OTHER SHAREHOLDERS	-	-	99,805,980	54.57%	99,805,980	34.99%
TOTAL	***102,374,458***	***100.00%***	***182,902,715***	***100.00%***	***285,277,173***	***100.00%***

* Including BNDES participation

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION(Continued)
(Unaudited)

In accordancew ith Corporative Governance Practices (Level 1), wea re presenting the outstanding shares and the corresponding percentage compared to the total issued shares at March 31,2 005:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A

CAPITAL - R$ 1,477,963,325.62

Shareholders	Common	%	Preferred	%	Total	%
SUZANO HOLDING S.A	94,364,159	92.18%	45,919	0.03%	94,410,078	33.10%
IPLF HOLDING S/A	8,000,000	7.81%	-	-	8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A	-	-	32,590,141	17.82%	32,590,141	11.42%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
OTHER SHAREHOLDERS	10,299	0.01%	48,953,362	26.76%	48,963,661	17.16%
OUTSTANDING SHARE	-	-	99,954,874	54.65%	99,954,874	35.04%
TOTAL	**102,374,458**	**100.00%**	**182,902,715**	**100.00%**	**285,277,173**	**100.00%**

Supplementary information

In order to providec omparative data, wea re disclosing below the main relevant notes without considering the proportional consolidation of Ripasa as of March 31, 2005:

1) Cash and Marketable Securities

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Cash and banks	49,968	11,853	221,129	176,974
Marketable securities	480,363	642,306	574,728	909,246
	530,331	654,159	795,857	1,086,220

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION(Continued)
(Unaudited)

2) Trade accounts receivable

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Domestic receivables	332,096	406,512	332,453	406,811
Foreign receivables				
Subsidiaries	262,928	387,185	-	-
Third parties	16,980	18,204	235,955	199,024
Discounted export receivables	(445)	(16,988)	(445)	(16,988)
Allowance for doubtful accounts	(23,663)	(23,516)	(28,045)	(28,587)
	587,896	771,397	539,918	560,260

3) Inventories

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Finished goods				
Pulp				
Domestic	20,890	13,052	20,890	13,052
Foreign	-	-	9,313	12,179
Papel				
Domestic	143,907	123,052	143,907	123,052
Foreign	-	-	50,529	40,747
Work in process	19,463	18,032	19,463	18,032
Raw materials	78,632	79,523	78,632	79,523
Maintenance and other materials	127,177	119,319	127,260	119,410
	390,069	352,978	449,994	405,995

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION(Continued)
(Unaudited)

4) Recoverable taxes

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Recoverable social contribution tax	184	177	184	177
Recoverable income tax	6,702	5,470	6,702	5,470
Recoverable PIS/COFINS	7,804	6,687	7,804	6,687
State VAT (ICMS)o n acquisition of PP&E	38,605	42,409	38,605	42,409
Other	2,072	1,669	2,079	1,674
	55,367	56,412	55,374	56,417
Less current assets	33,386	30,885	33,386	30,85
Noncurrent assets	21,981	25,527	21,988	25,532

5) Income and social contribution taxes

ASSETS

	Parent Company		Consolidated	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Tax losses	37,031	45,154	37,031	45,154
Social contribution tax loss carryforward	10,759	13,790	10,759	13,790
Temporary differences:				
- On provisions	56,437	57,468	66,534	68,367
- On goodwill	110,138	116,617	110,138	116,617
	214,365	233,029	224,462	243,928
Less current assets	89,866	95,176	99,963	106,075
Noncurrent assets	124,499	137,853	124,499	137,853

LIABILITIES

	Parent Company	
	Mar/2005	Dec/2004
Debits on incentive accelerated depreciation	14,007	13,147
	14,007	13,147
Less current liabilities	-	-
Noncurrent liabilities	14,007	13,147

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION(Continued)
(Unaudited)

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidate	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
2005	76,512	95,176	86,609	106,075
2006	49,783	49,783	49,783	49,783
2007	67,669	67,669	67,669	67,669
2008	20,401	20,401	20,401	20,401
	214,365	233,029	224,462	243,928

6) Property, plant and equipment

	Average annual depreciation rate	Mar/2005			Dec/2004
		Cost	Depreciation	Net	Net
Buildings	3.34%	643,308	(266,746)	376,562	377,807
Machinery and equipment	4.38%	3,526,203	(1,443,311)	2,082,892	2,087,634
Other assets	18.59%	172,212	(105,517)	66,695	67,214
Land and farms	-	345,751	-	345,751	338,646
Timber resources	-	445,196	-	445,196	433,081
Construction in progress	-	154,957	-	154,957	155,488
		5,287,627	(1,815,574)	3,472,053	3,459,870

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(Unaudited)

7) Provision for contingencies

	Parent Company		Consolidatec	
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Taxes				
PIS/COFINS	67,529	62,997	67,529	62,997
PIS half-yearly computation	41,614	40,764	41,614	40,764
ICMS	15,055	15,241	15,056	15,241
	124,198	119,002	124,199	119,002
Labor and civil	27,452	27,078	27,451	27,078
	151,650	146,080	151,650	146,080

8) Financing and loans

	Index	Average annual interest rate	Parent Company March 31, 2005	Parent Company December 31, 2004	Consolidated March 31, 2005	Consolidated December 31, 2004
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	9.96%	417,818	429,814	461,858	467,487
BNDES – Finem	Basket of currencies	10.81%	103,782	100,767	103,782	100,767
BNDES – Finame	TJLP	9.60%	37,499	36,197	37,499	36,197
BNDES – Automatic	TJLP	8.80%	4,215	4,752	4,215	4,752
Rural credit	-	8.75%	1,988	3,517	1,988	3,517
For working capital:						
Exports financing	US$	5.47%	1,933,669	1,456,760	1,933,669	1,456,760
Foreign onlending	US$	8.68%	20,096	36,001	20,096	36,001
BNDES - Exim	TJLP	4.04%	-	-	-	-
Imports financing	US$	3.05%	76,915	86,298	76,915	86,298
Other	US$	4.50%	-	-	10,183	10,231
			2,596,042	2,154,106	2,650,205	2,202,010
Less current liabilities (includes interestp ayable)			886,233	779,059	896,853	789,680
Noncurrent liabilities			1,709,809	1,375,047	1,753,352	1,412,330
			Long-term loans and financing mature as follows:			
2006 (Aprilt o December)			403,241	534,169	403,772	534,643
2007			335,004	304,964	338,4,67	308,022
2008			363,637	199,510	368,474	203,651
2009			364,725	147,670	369,562	151,811
2010			147,178	94,036	152,015	98,177
2011 onwards			96,024	94,698	121,062	116,026
			1,709,809	1,375,047	1,753,352	1,412,330